
10013572

NaviSite®

Dear Fellow Shareholders:

Fiscal year 2010 was a year of considerable transformation for NaviSite. We sharpened our focus on the enterprise market, divested non-core assets, de-leveraged our balance sheet and upgraded our core infrastructure. In addition, we established a leadership position in the emerging enterprise cloud market; a multibillion dollar market adjacent to our core business that is transforming the IT industry. We are quite proud of our accomplishments and particularly enthusiastic considering the promising cloud opportunity facing the company in the coming fiscal year.

Fiscal Year 2010 Highlights

NaviSite delivered solid results across many of our important metrics in fiscal year 2010. We experienced positive momentum throughout the year culminating in a particularly successful fourth quarter. For example, although our total revenue increased only 1%, our fourth quarter revenue increased 4% sequentially over the prior quarter. We accelerated our recurring hosting revenue at a faster rate achieving 6% annual growth and 5% sequentially in the fourth quarter. And our adjusted EBITDA increased 9% for the year and 20% sequentially in the fourth quarter. Finally, we continued to successfully manage churn at a monthly average of only 1.1%. These positive results reflect our execution focus and the ability to accelerate our success moving forward.

We also made significant progress in our continued efforts to divest non-core assets. We have now successfully divested or disposed of five colocation datacenters including San Francisco, Vienna, Santa Clara, Los Angeles and Las Vegas. Additionally, we sold our Lawson/Kronos mid-market application business along with our Minneapolis datacenter in February, 2010. Combined, these efforts enabled us to increase our focus on our core business, reduce our senior debt by more than 50% and restructure our loan covenants giving us both a much stronger financial foundation, as well as the flexibility to increase investments in our business. We have taken advantage of this opportunity to upgrade our core infrastructure and connectivity at our managed hosting sites as well as investing significantly in our new cloud solution.

Our Enterprise Focus

NaviSite has a legacy of providing exceptional, innovative solutions for customers, tailored to their specific needs and delivered with unparalleled service and support. In fiscal year 2010, we sharpened our focus on the enterprise market where our value proposition distinguishes NaviSite from our peers. This involved the restructuring of our sales force, narrowing of our solution offerings and expansion of our marketing efforts to better position the company for success. We completed this transformation in Q4 and now enter fiscal year 2011 with a fresh identity, a sharpened focus and a new sales organization comprised of top talent with extensive enterprise and solution selling backgrounds. We are also looking to complement our direct sales approach with a new emphasis on fewer but larger strategic channels and alliance partners. We expect this investment to result in much stronger market presence, more robust demand generation and greater overall lead flow particularly in the emerging enterprise cloud market.

The Cloud Opportunity

We launched our innovative enterprise-class cloud solution on June 1, 2010, targeting the specific needs of large enterprises. Our premier solution is distinguished by our enterprise-class architecture, consumption based billing, feature-rich management application and suite of complementary managed services. Since launching our managed cloud services, we have seen interest from many customers to embrace our solution and transform their IT operations into more dynamic, efficient and responsive organizations. This represents a significant new addressable opportunity for NaviSite as we enter fiscal year 2011 and one which we expect will fuel our growth as we move forward.

The essence of our cloud strategy is to offer not only the best enterprise-class Infrastructure-as-a-Service solution, but to cloud-enable our entire solution suite to create more effective, efficient and higher-value solutions for all our customers. NaviSite is uniquely positioned with our applications management heritage, enterprise hosting expertise and enterprise-class solutions to deploy and manage these mission critical applications as they migrate to the cloud. This strategy is leading to rich discussions with new enterprise customers who value our innovation, talent and dynamic customer focused culture.

Looking Forward

While fiscal year 2010 was one of transformation, I expect fiscal year 2011 to be one of execution and acceleration. Our strategy is to lead with our innovative cloud offering to both capture share in this burgeoning new market and accelerate growth in our traditional enterprise hosting and application management portfolios. We will also look to leverage the overall market interest in cloud to strengthen our brand and increase awareness of our unique offerings to accelerate the growth and conversion of our pipeline of enterprise opportunities. Finally, we will continue our execution discipline to ensure we convert on this unique opportunity to drive top line and bottom line results.

Thank you for your ongoing support and interest in our company. We sincerely appreciate the investment each of you has made in our success.

Best regards,



R. BROOKS BORCHERDING
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For Fiscal Year Ended July 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission File 000-27597

NaviSite, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-2137343** *(I.R.S. Employer Identification No.)*
400 Minuteman Road **Andover, Massachusetts** *(Address of principal executive offices)*	**01810** *(zip code)*

Registrant's telephone number, including area code
(978) 682-8300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The approximate aggregate market value of registrant's common stock held by non-affiliates of the Registrant on January 31, 2010, based upon the closing price of a share of the Registrant's common stock on such date as reported by the NASDAQ Capital Market: $48,239,132

On October 12, 2010, the Registrant had outstanding 37,930,512 shares of common stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders for the fiscal year ended July 31, 2010, which statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III hereof.

NAVISITE, INC.

**2010 ANNUAL REPORT
ON FORM 10-K**

TABLE OF CONTENTS

		Page Number
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Removed and Reserved	22
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	36
Item 9A.	Controls and Procedures	36
Item 9B.	Other Information	37
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	37
Item 11.	Executive Compensation	38
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	38
Item 13.	Certain Relationships and Related Transactions, and Director Independence	38
Item 14.	Principal Accounting Fees and Services	38
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	38
Signatures		39
Index to NaviSite, Inc. Consolidated Financial Statements		F-1

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

*This Annual Report on Form 10-K of NaviSite, Inc. ("**NaviSite,**" the "**Company,**" "**we,**" "**us**" and "**our**") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and Section 27A of the Securities Act of 1933, as amended (the "**Securities Act**"), that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report and the risks discussed in our other filings with the Securities and Exchange Commission (the "**SEC**"). Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's analysis, judgment, belief or expectation only as of the date hereof. Investors are warned that actual results may differ materially from our expectations. We undertake no obligation to publicly reissue or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. All logos and company and product names may be trademarks or registered trademarks of their respective owners.*

Item 1. *Business*

Our Business

NaviSite is a global information-technology ("**IT**") provider of cloud enabled enterprise-hosting and application management services. We help approximately 1,300 customers reduce the cost and complexity of IT, increase the performance and availability of the IT infrastructure, and free-up IT resources to focus on their core businesses by offering a comprehensive suite of customized IT-as-a-service solutions. Our goal is to be the leading provider of cloud based enterprise-hosting and managed-application services by leveraging our deep knowledge, experience, technology platform, and commitment to our customers' success.

Our core competency is to provide outsourced IT services. These services include managed cloud computing service, complex enterprise hosting solutions, customized managed application services and remote operations services of our customer's data centers. Our managed cloud computing service, called NaviCloud Managed Cloud Services ("**MCS**") is currently offered from two of our datacenters and uses an industry-leading, feature rich user interface, AppCenter, which was developed by NaviSite. Our suite of managed applications includes the Oracle suite (e-Business Suite, PeopleSoft Enterprise, Siebel, JD Edwards and Hyperion), the Microsoft Dynamics suite, Deltek Costpoint, Microsoft e-mail and collaboration suite (Exchange, Sharepoint and OCS) and Lotus Domino suite. By managing applications and infrastructure and providing comprehensive services, we are able to address the key IT challenges faced by organizations today: increasing complexity, pressures on capital and operating expenses, resource constraints and depth of technology expertise.

We provide our services from a global platform of 10 data centers in the United States and in the United Kingdom, totaling approximately 160,000 square feet of usable space, and two redundant network operations centers ("**NOC**") located in India and Andover, Massachusetts. Our NaviCloud MCS services are currently offered from nodes in our San Jose, California and Andover, Massachusetts facilities. Using this infrastructure, we leverage innovative and scalable uses of technology along with the subject-matter expertise of our professional staff to deliver cost-effective, flexible technology solutions that provide responsive and predictable levels of service to meet our customers' business needs. These solutions often augment a customer's existing operation as a transparent extension of their IT infrastructure and staff. Combining our technology, domain expertise and competitive fixed-cost infrastructure, we offer our customers the cost and functional advantages of outsourcing with a proven partner like NaviSite. We are dedicated to delivering quality services and meeting rigorous standards, including maintaining our SAS 70 Type II compliance and Microsoft Gold and Oracle Certified Partner certifications.

In addition to our standard services, we leverage our infrastructure to deliver our partners' software on demand and thereby provide an alternative to the traditional licensing of software. This is primarily facilitated by our NaviCloud MCS offering in conjunction with our NaviView™ application management portal. As the provider of Infrastructure-as-a Service (**"IaaS"**) for an increasing number of independent software vendors (**"ISVs"**) and providers of Software-as-a-Service (**"SaaS"**), we enable solutions and services to a diverse, growing customer base. With NaviCloud, AppCenter and NaviView™ we have adapted our infrastructure to provide services specific to the needs of our customers in order to increase our market share. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Further, trends in hardware virtualization and the density of computing resources, which reduce the required square footage and power, or footprint, in the data center, are favorable to NaviSite's NaviCloud services-oriented offerings, as compared with traditional co-location or managed-hosting providers. Our services, as described below, combine our developed infrastructure with established processes and procedures for delivering outsourced IT services. Our high-availability infrastructure, enterprise class monitoring systems and proactive and collaborative problem-resolution and change-management processes are designed to identify and address potentially crippling problems before they disrupt our customers' operations.

We currently serve approximately 1,300 customers. Our hosted customers typically enter into service agreements for a term of one to five years, with monthly payments, that provide us with a recurring revenue base. Our revenue growth comes from adding new customers and delivering additional services to existing customers. Our recurring revenue base is affected by new customers and renewals and terminations with existing customers.

Our Services

We offer our customers a broad range of cloud computing, enterprise-hosting and managed-application services that can be deployed quickly and cost effectively. Our expertise allows us to meet an expanding set of increasingly complex customer requirements. Our experience, flexibility and capabilities save our customers the time and cost of developing expertise in house and we increasingly serve as the primary technical and function owner of our customers' outsourced IT services. We provide these services to a range of industries — including financial services, healthcare and pharmaceuticals, manufacturing and distribution, publishing, media and communications, business services, public sector and software — through our own sales force and sales-channel relationships.

Our strategy is to leverage our cloud offering both as a standalone IaaS offering (NaviCloud MCS) as well as a platform for our complex enterprise hosting and application management services. All of our services are supported and facilitated by our proprietary AppCenter and NaviView™ management and interaction portals. Our NaviCloud and NaviView™ platforms enable us to provide highly efficient, effective and customized management of enterprise applications and hosted infrastructure. Comprised of a suite of third-party and proprietary products, both toolsets are designed specifically to meet the needs of customers who outsource IT functions.

Supporting our services requires a range of hardware and software designed for the specific needs of our customers. With NaviCloud, NaviSite is a leader in using virtual computing, shared and dedicated storage and networking as ways to optimize services for performance, cost and operational efficiency. We strive to continually innovate as technology develops.

Our services are grouped and described further as follows:

NaviCloud Managed Cloud Services

NaviSite's NaviCloud MCS is a utility platform providing compute, memory, storage, network, security and bandwidth. Geared to the enterprise market, NaviCloud provides production quality IaaS solutions combining the best features of cloud with enterprise class management. Services are accessible on-demand, are scalable and usage billed. NaviCloud nodes are available in our San Jose, California and Andover, Massachusetts data centers.

Customers access the underlying physical resources of NaviCloud via a proprietary application called AppCenter. AppCenter facilitates the end-to-end management of a virtual data center including the rapid provisioning and management of virtual machines, management of firewalls and load balancers, capacity and load management and people/process controls for use of the environment. All functions within the virtual data center can be managed without intervention from NaviSite personnel.

The underlying hardware and third party software consists of various vendor offerings including products from Cisco Systems, Inc., Hewlett-Packard, VMware, Inc. and IBM. The key differentiators of NaviCloud are its (i) enterprise focus, (ii) self or fully-managed options and, (iii) consumption or utilization billing. We offer NaviCloud services on a month-to-month basis.

The key features and function supported in the current version of AppCenter and the underlying NaviCloud infrastructure include:

- security and compliance;
- performance management;
- availability and reliability guarantees;
- control and simplified operation of complete virtual data center;
- integration with existing environments — physical or virtual;
- consumption based billing; and
- roles based access control.

Enterprise-Hosting Services

NaviSite's hosting services provide highly dependable and secure technology solutions for our customers' critical IT infrastructure and service needs. Enterprise hosting service can be implemented on the NaviCloud utility platform, dedicated physical hardware or a combination of both.

- *Managed Hosting Service* — Support provided for hardware and software located in one of our managed services data centers. We also provide bundled offerings packaged as content-delivery services. Specific services include:
  - dedicated and virtual servers;
  - business continuity and disaster recovery;
  - connectivity;
  - content distribution;
  - database administration and performance tuning;
  - help desk support;
  - hardware management;
  - monitoring;
  - network management;
  - security;
  - server and operating management; and
  - storage management.
- *Software-as-a-Service* — Enablement of SaaS to the ISV community. Services include SaaS starter kits and services specific to the needs of ISVs that want to offer their software in an on-demand or subscription mode.

- *Co-location* — Physical space offered in a data center. In addition to providing the physical space, NaviSite offers environmental support, specified power with backup power generation and network-connectivity options.

Application Management

NaviSite's application management services provide highly dependable and secure application solutions for our customers' critical IT application needs. Enterprise hosting service can be implemented on the NaviCloud utility platform, dedicated physical hardware or a combination of both.

We provide implementation and operational services for the packaged applications listed below. We offer — in addition to packaged enterprise-resource-planning, or ERP, applications — outsourced messaging, including the monitoring and management of Microsoft Exchange and Lotus Domino and the associated collaboration solutions. Application-management services are available either in a NaviSite data center or, through remote management on customers' premises. Moreover, our customers can choose to use dedicated or shared servers. We also provide specific services to help customers migrate from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino, and our experts can customize messaging and collaborative applications. We offer user provisioning, spam filtering, archiving, disaster recovery and business continuity, virus protection and enhanced monitoring and reporting.

- *ERP Application-Management Services* — Defined services provided for specific packaged applications. Services include implementation, upgrade assistance, monitoring, diagnostics, problem resolution and functional end-user support. Applications include:
    - Oracle e-Business Suite;
    - PeopleSoft Enterprise;
    - Siebel;
    - JD Edwards;
    - Hyperion;
    - Deltek Costpoint;
    - Microsoft Dynamics;
    - Microsoft Exchange; and
    - Lotus Domino.
- *ERP Professional Services* — Planning, implementation, optimization, enhancement and upgrades for supported third-party ERP applications.
- *Custom-Development Professional Services* — Planning, implementation, optimization and enhancement for custom applications developed by us or our customers.

NaviView™ Platform

Our proprietary NaviView™ platform is a critical element of our service offerings, each of which can be customized to meet our customers' particular needs. Using this platform, we offer valuable flexibility without the significant costs associated with traditional customization. NaviView™ allows us to work with our customers' IT teams, systems integrators and other third parties to deliver services to customers. Our NaviView™ platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including (i) hardware, operating-system, database and application monitoring, (ii) event management, (iii) problem-resolution management and (iv) integrated change- and configuration-management tools. Our NaviView™ platform includes the following elements.

Event-Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems-management software packages utilized by an IT organization.

Synthetic-Transaction Monitoring — Our proprietary synthetic-transaction methods simulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

Automated Remediation — Our NaviView™ platform also allows us to proactively monitor, identify and correct common problems associated with the applications we manage on behalf of our customers. These automated corrections help ensure availability and reliability by remediating known issues in real time and keeping applications up and running while underlying problems or potential problems are diagnosed.

Component-Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

Escalation Manager — This workflow-automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Our escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear and consistent communication with our customers.

We believe that the combination of NaviView™, our dedicated and virtual utility platform, with our physical infrastructure and technical staff gives us a unique ability to provide complex enterprise hosting and application management services. NaviView™ is hardware-, application- and operating-system-neutral. Designed to enable enterprise-hosting and software applications to be monitored and managed, our NaviView™ technology allows us to offer new solutions to our software vendors and new products to our current customers.

Our History

We began operations in 1996 within CMGI, Inc. (currently known as ModusLink Global Solutions, Inc. (**"ModusLink"**)), our former majority stockholder, to support the networks and host websites of ModusLink, its subsidiaries and several of its affiliated companies. In 1997 we began offering and supplying website-hosting and -management services to companies not affiliated with ModusLink. We were incorporated in Delaware in December 1998.

Acquisitions in Fiscal Year 2008

- In August 2007 we acquired the assets of Alabanza LLC and Hosting Ventures LLC (together, **"Alabanza"**) and all of the issued and outstanding stock of Jupiter Hosting, Inc. (**"Jupiter"**). These acquisitions provided additional managed-hosting customers, proprietary software for provisioning and additional data-center space in the Bay Area market.

- In September 2007 we acquired netASPx, Inc. (**"netASPx"**), based in Minneapolis, Minnesota. The acquisition of netASPx added functional expertise in the Lawson and Kronos ERP applications and approximately 18,000 square feet of data-center capacity.

- In October 2007 we acquired the assets of iCommerce, Inc. (**"iCommerce"**), a re-seller of dedicated hosting services.

Asset Sales in Fiscal Year 2010

During fiscal year 2010, we engaged in an effort to sell certain of our assets to reduce our outstanding debt obligations and allow us to focus on a selling enterprise level managed services from a smaller number of core data centers.

- In February 2010, we sold substantially all of the assets of netASPx for a gross sale price of $56.0 million and used the net proceeds to reduce our outstanding debt obligations.

- In March 2010, we sold substantially all of the assets of two of our co-location data centers for a gross sale price of $5.4 million and used the net proceeds to reduce our outstanding debt obligations.

Our Industry

The dramatic and continued growth in Internet use and the enhanced functionality, accessibility and security of Internet-based applications and software as a service (or subscription-based software) have made conducting business on the Internet a necessity for today's enterprises. In addition, the costs, complexity and technological challenges faced by today's businesses have them increasingly looking to outsourcing IT services. The growing use of virtualization has added to the complexity of IT while also offering the opportunity for reduced costs. We believe that a fast-growing trend is the increased use of cloud based services and outsourced IT infrastructure by companies to allow them to focus and enhance their core business operations, increase efficiencies and remain competitive. Enterprise hosting and related applications extend beyond traditional websites to business-process software applications in such areas as finance, e-mail, enterprise-resource planning, supply-chain management and customer-relationship management. Organizations have become increasingly dependent on these applications, which have evolved into important business components. In addition, we believe that the pervasiveness of the Internet and quality of network infrastructure, along with the dramatic decline in the pricing of computing technology and the emergence of blade-based virtualization and cloud computing, have made the outsourced-delivery model an attractive choice for enterprise customers. We believe that the accelerated acceptance of alternative software-licensing models by software-industry market leaders and the growing number of software-as-a-service offerings are driving other software vendors in this direction and, consequently, generating strong industry growth.

As enterprises seek to remain competitive and improve profitability, we believe that they will continue to implement increasingly sophisticated applications and delivery models. Some of the potential benefits of these applications and delivery models include the ability to:

- increase business-operating efficiencies and reduce costs by using best-of-breed applications;
- build and enhance customer relationships by providing Internet-enabled customer service and technical support;
- manage vendor and supplier relationships through Internet-enabled technologies, such as online training and online sales and marketing;
- communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide; and
- improve service and lower the cost of software ownership by the adoption of new Internet-enabled software-delivery models.

These benefits have driven increased use of IT infrastructure and applications, and this trend in turn has created a strong demand for specialized IT support and outsourced IT services as an extension of the enterprise. An increasing number of businesses are choosing to use public and private cloud based services and outsource the hosting and management of IT services.

The trend towards outsourced hosting and management of IT infrastructure and applications by today's business organizations is driven by a number of factors, including:

- developments by major hardware and software vendors that facilitate outsourcing, such as the production of rack-based blade servers designed to be shared by a number of customers;
- advances in virtualization and high-density computing that are beyond the skill and cost ability of the typical IT department;
- the need to improve the reliability, availability and overall performance of applications as they increase in importance and complexity;
- the need to focus on core business operations;

- challenges and costs of hiring, training and retaining application engineers and IT employees with the requisite range of IT expertise;
- the increasing complexity of managing the operations of applications that need to function in house, with business partners and on the public Internet;
- utility-like "cloud" service offerings that enable companies to scale their services based on fluctuating requirements; and
- the ability to extend internal infrastructure to less expensive, cloud based infrastructure for a wide range of uses.

Notwithstanding increasing demand for these services, the number of suppliers of these services has decreased over the past five years, primarily as a result of industry consolidation. We believe that this consolidation trend will continue and will benefit the relatively few service providers with sufficient resources and infrastructure to provide the cost-effective scalability, performance, reliability and business continuity that customers expect.

Our Strategy

Our goal is to become the leading provider of cloud-enabled enterprise-hosting and managed-application services. Further, our financial objective is to market and deliver high-value services to generate the highest revenue per square foot of available capacity in our data centers. Key elements of our strategy are as follows:

Provide Excellent Customer Service. We are committed to providing all of our customers with a high level of customer support. We believe that we have the benefit of consolidating best-of-breed account-management and customer-support practices that ensure that we are achieving this goal.

Innovate and Leverage Our Technology Platform. We will continue to expand our platform leverage by continued use of virtualization and utility-type services, including the development of a virtual enterprise cloud platform. We believe that the typical middle-market organization is not able to take advantage of these technology developments because of their complexity and cost. By continually updating our platform, we will continue to drive our competitiveness with higher-value services at competitive prices.

Expand Our Global-Delivery Capabilities. We believe that global delivery is an integral piece of our long-term strategy to the extent that it directly leads to our overall goal of service and operational excellence for our customers. By leveraging a global-delivery solution, we believe that we will be able to continue to deliver superior services and technical expertise at a competitive cost and enhance the value proposition for our customers.

Improve Operating Margins Through Operational Efficiencies. We have made significant improvements to our overall cost structure. We intend to continue to improve operating margins as we grow revenue and improve the efficiency of our operations. As we grow, we will take advantage of our infrastructure capacity, our NaviView™ platform and our automated processes. We believe that, due to the relatively fixed-cost nature of our infrastructure, increasing our customer revenue would incrementally improve our operating margins.

Focus Our Service Offerings. We continue to focus our service offerings to compete more effectively by being the best at what we do for the packaged solutions we support. With our professional services and deep operational expertise, we effectively deliver to our customers a full range of services for Oracle, PeopleSoft, J. D. Edwards, Siebel, Microsoft Dynamics, Microsoft Exchange and Lotus Domino solutions. We believe that these services will help our customers achieve peak effectiveness with their systems. As a full-service provider for a broad range of applications, we are able to create leverage and cross- and up-sell opportunities in a manner that is unparalleled in the marketplace.

Our Infrastructure

Our infrastructure has been designed specifically to meet the demanding technical requirements of delivering our services to our customers. We securely deliver our services across Windows and Unix platforms. We believe that our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high-service-level guarantees.

Network-Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network-operations centers. Network and system management and monitoring tools continuously monitor our network server and application performance. Our network operations centers perform first-level problem identification, validation and resolution. We have redundant network operations centers in New Delhi, India, and Andover, Massachusetts, that are staffed 24 hours a day, seven days a week, with network, security, Windows and Unix database and application personnel. We have technical and functional application-support personnel located in our facilities in San Jose, California; Syracuse, New York; Houston, Texas; Atlanta, Georgia; Andover, Massachusetts; and New Delhi, India. These employees provide initial and escalated support 24 hours a day, seven days a week, for our customers. Our engineers and support personnel are promptly alerted to problems, and we have established procedures for rapidly resolving technical issues that may arise.

Data Centers — We currently operate in 10 data centers in the United States and the United Kingdom. Our data centers incorporate technically sophisticated components that are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core-switching hubs and secure virtual local-area networks. We utilize the equipment and tools necessary for our data-center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC Software, Cisco Systems, Inc., Dell, IBM, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

Virtualization — We employ virtualization technologies (also known as **"Cloud Computing"**), for processing, storage and networking. By using this approach, we are able to maximize the benefit of our capital expenditures, minimize the amount of valuable data center space and power used and create additional operating efficiencies that lower our cost. Virtualization decreases our time to provision and thereby accelerates our ability to recognize revenue. With its inherent redundancy and scalability, virtualization adds business continuity and, for Internet-based applications and hosting, reliability. Virtualization also brings otherwise unaffordable IT progress within the reach of the typical middle-market customer.

Internet Connectivity — We have redundant high-capacity Internet connections with providers such as Global Crossing, Level 3 Communications Inc., Cogent Communications, AT&T and XO Communications and others. We have deployed direct private-transit and peering Internet connections to utilize the provider's peering capabilities and to enhance routes via their networks that improve global performance. Our private-transit system enables us to provide fast, reliable access for our customers' IT infrastructure and applications.

Sales and Marketing

Sales — Our sales teams are located in the United States, the United Kingdom and India and focus on the identification, quoting and sale of solutions to new customers. Our sales professionals meet with these prospective customers to understand and identify their individual business requirements and to offer tailor-made solutions. The sales teams are focused on cloud computing, enterprise hosting, application management and professional services, with respect to which domain knowledge and expertise are a significant differentiator. Our sales teams are supported by solution architects who assess the infrastructure and application requirements to develop an optimal design and cost analysis. The quoting for prospective opportunities with less complex requirements is automated and is provided online directly to our sales professionals.

The sales teams are augmented by account managers assigned to specific accounts to identify and manage up-sellng and cross-selling opportunities of additional services and the renewal of contracts approaching term. To date, most of our sales have been realized through our direct-sales-force teams. Our sales representatives call potential customers from our offices in the United States and India to develop new opportunities and consult with smaller mid-market companies. We also leverage business development resources to create market demand for our products and services.

Automation and Platform-Based Sales — In 2008 we launched an automated platform to allow new customers to purchase and provision hosted Microsoft Exchange. This automated system allows customers to buy services immediately without interaction with NaviSite staff.

Marketing — Our marketing organization is responsible for defining our overall market strategy, generating qualified leads for our field and inside sales forces and increasing the overall awareness of our brand. Our lead-generation programs include comprehensive online and offline marketing programs and emphasize online search, e-mail, banner advertising, outbound telemarketing efforts, trade conferences and webinars. We maintain a data-driven, rigorous measurement and monitoring approach to maximize the efficacy of our marketing investments and deliver the highest possible return on investment.

Customers

Our customers include mid-sized companies, divisions of large multinational companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing and distribution, healthcare and pharmaceuticals, publishing, media and communications, financial services, retail, business services and government agencies.

As of July 31, 2010, NaviSite serviced approximately 1,300 hosted customers.

No customer represented 10% or more of our revenue for the fiscal years ended July 31, 2010, 2009 and 2008. Substantially all of our revenues are derived from the United States.

Competition

We compete in the outsourced IT and professional-services markets. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

- the quality of services delivered;
- the ability to consistently measure, track and report operational metrics;
- application-hosting, infrastructure and messaging-management expertise;
- fast, redundant and reliable Internet connectivity;
- a robust infrastructure providing availability, speed, scalability and security;
- comprehensive and diverse service offerings and the timely addition of value-add services;
- brand recognition;
- strategic relationships;
- competitive pricing; and
- adequate capital to permit continued investment in infrastructure, customer service and support and sales and marketing.

Based on the breadth of our service offerings, the strength of our NaviView™ platform, our existing infrastructure capacity and our pricing, we believe that we compete effectively.

Our current and prospective competitors include:

- cloud, hosting and related services providers, including Terremark, Inc., Rackspace Hosting, Inc., Savvis, Inc., IBM, AT&T, and other local and regional hosting providers;

- application-services providers, such as IBM, AT&T, CedarCrestone, Inc., Oracle On Demand and Computer Sciences Corporation;
- co-location providers, including Savvis, Equinix, Inc. and Terremark; and
- messaging providers, including Apptix, USA.Net, Inc. and Intermedia.

Intellectual Property

We rely on a combination of trademark, service mark, copyright, patent and trade-secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. Our business is not substantially dependent on any single or group of related patents, trademarks, copyrights or licenses.

Employees

As of July 31, 2010, we had 584 employees, 579 of whom were full-time employees. Of these employees, 390 were principally engaged in operations, 96 were principally engaged in sales and marketing and 98 were principally engaged in general and administrative functions. None of our employees is party to a collective-bargaining agreement, and we believe that our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our website under "Investors," free of charge, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. Our Internet address is http://www.navisite.com. The contents of our website are not incorporated by reference in this annual report on Form 10-K or any other report filed with, or furnished to, the SEC.

Item 1A. *Risk Factors*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Forward-looking statements in this report and those made from time to time by us through our senior management are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning our expected future revenues, earnings or financial results; project plans; performance; or development of products and services, as well as other estimates related to future operations, are necessarily only estimates of future results. We cannot assure you that actual results will not materially differ from expectations. Forward-looking statements represent our management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements. If any of the following risks actually occurs, our business, financial condition and operating results could be materially adversely affected.

We have a history of losses and may never achieve or sustain profitability. We reached profitability in the fiscal year ended July 31, 2010 as a result of the gain on the sale of certain assets. As of July 31, 2010, our stockholders' deficit is approximately $20.8 million. We have incurred losses from continuing operations since our incorporation and may continue to incur losses in the future. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations.

Our financing agreement with a syndicated group of lenders includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business. As of September 30, 2010, we owed approximately $53.2 million under a credit agreement with a syndicated group of lenders. The credit agreement:

- restricts our ability to create, incur, assume or permit to exist any additional indebtedness, excluding limited exemptions;

- restricts our ability to create, incur, assume or permit to exist any lien on any of our assets, excluding limited exemptions;
- restricts our ability to make investments, with limited exemptions;
- requires that we meet financial covenants for leverage, fixed charges, minimum EBITDA, minimum liquidity and capital expenditures;
- restricts our ability to enter into any transaction of merger or consolidation, excluding limited exemptions;
- restricts our ability to sell assets or purchase or otherwise acquire the property of any person, excluding limited exceptions;
- restricts our ability to authorize, declare or pay dividends, excluding limited exemptions;
- restricts our ability to enter into any transaction with any affiliate except on terms and conditions that are at least as favorable to us as those that could reasonably be obtained in a comparable arm's-length transaction with a person who is not an affiliate; and
- restricts our ability to amend our organizational documents.

If we breach the credit agreement, a default could result. A default, if not waived, could result in, among other things, our not being able to borrow additional amounts under the credit agreement. In addition, all or a portion of our outstanding amounts may become immediately due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. The maturity date of the term loan is June 8, 2013, and our revolving-credit facility terminates on June 8, 2012. Interest on the term loan is payable in arrears on the first business day of August, November, February and May, for alternative-base-rate (**"ABR"**) loans, and the last day of the chosen interest period (which can be one, two, three, six, nine or twelve months), or every three months, if the chosen interest period is greater than three months, for London-interbank-offered-rate (**"LIBOR"**) loans.

The term loan amortizes on the first day of each fiscal quarter (commencing on August 1, 2007) in equal quarterly installments during the periods set forth below in the aggregate amounts set forth opposite such periods:

Year	Percentage of Term Loan
1	1.0%
2	1.0%
3	1.0%
4	1.0%
5	1.0%
6	95.0%

In addition, the credit agreement exposes us to interest-rate fluctuations that could significantly increase the interest we pay.

We may be unable to borrow the full amount of the revolving-credit facility, up to $9.0 million, if any of the lenders are unable to make a loan in an amount equal to their applicable commitments under the revolving-credit facility.

We may need to obtain additional debt or equity financing in order to satisfy any mandatory redemption of our preferred stock. The holders of Series A Convertible Preferred Stock (**"Preferred Stock"**) have rights that could require us to redeem any or all of the issued and outstanding Preferred Stock on or after August 2013. We may need to obtain additional debt or equity financing in order to satisfy any mandatory redemption, but that financing may not be available on favorable terms or at all. In addition, our credit agreement restricts our ability to incur additional indebtedness, which could negatively affect our ability to fulfill our obligations to the holders of the Preferred Stock.

Disruption in financial and currency markets could have a negative effect on our business. As has been widely reported, financial markets in the United States, Europe and Asia have in recent years experienced disruption, including unusual volatility in security prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments took unprecedented actions intended to address these market conditions which include restricted credit and declines in real estate values. While currently these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, a circumstance that could lead to challenges in the operation of our business. These economic developments affect businesses such as ours in a number of ways. The current tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict future disruptions in financial markets and adverse economic conditions and the effects that they would have on our business and financial condition.

Atlantic Investors, LLC, Unicorn Worldwide Holdings Limited and Madison Technology LLC may have interests that conflict with the interests of our other stockholders and have significant influence over corporate decisions. Atlantic Investors, LLC (**"Atlantic"**) — together with its two managing members, Unicorn Worldwide Holdings Limited and Madison Technology LLC — own approximately 34% of our outstanding voting securities. As of July 31, 2010, Atlantic alone held approximately 33% of our outstanding voting securities. Atlantic, Unicorn Worldwide Holdings Limited and Madison Technology LLC together have significant power in the election of our board of directors. Regardless of how our other stockholders may vote, Atlantic, Arthur Becker, our former chief executive officer and a current member of our board of directors, Unicorn Worldwide Holdings and Madison Technology LLC, acting together, may have the ability to determine whether to engage in a merger, consolidation or sale of our assets and any other significant corporate transaction.

Members of our board of directors have significant interests in Atlantic Investors, LLC, that may create conflicts of interest. Two of the members of our board of directors also serve as members of the management group of Atlantic and its affiliates. Specifically, Andrew Ruhan, the chairman of our board of directors, holds an equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic. Arthur P. Becker, our former president and chief executive officer and a current member of our board of directors, is the managing member of Madison Technology LLC, a managing member of Atlantic. As a result, these NaviSite directors may face potential conflicts of interest with our stockholders. In their capacity as our directors, they may face situations that conflict with their fiduciary obligations to Atlantic, which in turn may have interests that conflict with the interests of our other stockholders.

Our common stockholders may suffer dilution in the future upon exercise of outstanding convertible securities or the issuance of additional securities in potential future acquisitions or financings. In connection with a financing agreement with Silver Point Finance, LLC, we issued warrants to SPCP Group, LLC, and SPCP Group III LLC, two affiliates of Silver Point Finance, to purchase an aggregate of 3,930,136 shares of our common stock. If the warrants are exercised, Silver Point Finance may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. As of September 30, 2010, SPCP Group, LLC, and SPCP Group III LLC have partially exercised the warrants to acquire 2,730,005 shares of our common stock, and warrants for the purchase of 1,200,131 shares of our common stock remain outstanding.

In connection with our acquisition of netASPx, we issued to its stockholders 3,125,000 shares of our Preferred Stock. Additional shares of the Preferred Stock have been and will be issued each fiscal quarter to the former shareholders of netASPx, as in-kind dividends that accrue on the outstanding Preferred Stock. The Preferred Stock may be converted into shares of common stock at a price of $8.00 per share subject to adjustment. If converted, the shares of Preferred Stock convert into the number of shares of common stock determined by dividing the redemption price per share of the Preferred Stock by the conversion price applicable to such shares. As of September 30, 2010, such a conversion would result in one share of common stock being issued upon the conversion of one share of Preferred Stock. The conversion and redemption prices are subject to adjustment in certain circumstances or upon default of our agreement. However, in no event are the number of shares of common stock to be issued upon the conversion of the Preferred Stock to equal or exceed 6,692,856 (which represents 19.9% of the outstanding shares of our common stock on September 10, 2007) without the approval of our stockholders in accordance with the applicable rules and regulations of the Nasdaq Stock Market. As of September 30, 2010, 37,529 shares of Preferred Stock have been converted into shares of our common stock.

Our stockholders will also experience dilution to the extent that additional shares of our common stock are issued in potential future acquisitions or financings.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline. Our agreements with customers require us to meet specified service levels for the services we provide, and our customers may have additional expectations about our services. Any failure to meet customers' specifications or expectations could result in:

- delayed or lost revenue;
- requirements to provide additional services to a customer at reduced charges or no charge;
- negative publicity about us, which could adversely affect our ability to attract or retain customers; and
- claims by customers for substantial damages against us, regardless of our responsibility for the failure, which claims may neither be covered by insurance policies nor limited by the contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if we do deploy them but they prove unreliable, defective or incompatible. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting- and application-management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruption in, or degradation of, our private-transit Internet connections could result in the loss of customers or hinder our ability to attract new customers. Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their websites and infrastructure systems and applications. We utilize our direct private-transit Internet connections to major network providers, such as Level 3 and Global Crossing, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications-network suppliers to maintain the operational integrity of their networks so that our private-transit Internet connections operate effectively. If our private-transit Internet connections are interrupted or degraded, we may face claims by, or loss of, customers and harm to our reputation in the industry, either of which result would likely cause demand for our services to decline.

If we are unable to maintain existing, and develop additional, relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful. We believe that, to penetrate the market for managed — IT-services, we must maintain existing, and develop additional, relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft and Oracle. Our relationships with Microsoft and Oracle are critical to the operations and success of our business. The loss of our ability to continue to obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers. It may also require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail, which failure would impair our ability to provide guaranteed levels of service and could result in significant operating losses. To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week, without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster-recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

- require us to spend substantial amounts of money to replace equipment or facilities;
- entitle customers to claim service credits or seek damages for losses under our service-level guarantees;
- cause customers to seek alternate providers; or
- impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers' needs for software, systems and services on a timely or cost-effective basis, which inability could result in the loss of customers. Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as Hewlett Packard, Sun Microsystems, IBM, Cisco Systems, Inc., Microsoft and Oracle. We cannot assure you that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our inability to timely obtain and continue to maintain the necessary hardware or parts could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service-level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems. A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services use encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network-operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions or other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by these interruptions or breaches. If a third party were able to misappropriate a consumer's personal or proprietary information, including credit-card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation. We license or lease most technologies used in the infrastructure systems and application services that we offer. If our technology suppliers become subject to third-party infringement or other claims and assertions, they may become unable or unwilling to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not succeed. Any infringement claim arising out of our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades; the loss of customers; or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, and these claims could divert management's attention and require us to expend significant financial resources. We may face liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management's attention from our business and require us to expend significant financial resources. Our general-liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as "spamming," can lead to statutory liability as well as complaints against any service providers that enable these activities, particularly where recipients view the materials received as offensive. We have received, and may receive, letters from recipients of information transmitted by our customers objecting to the transmission. Although we contractually prohibit our customers from spamming, we cannot assure you that none of them will engage in this practice, which could subject us to claims for damages.

Concerns relating to privacy and protection of customer and job-seeker data on our America's Job Exchange website could damage our reputation and deter current and potential customers and job seekers from using our products and services. In fiscal year 2008 we launched America's Job Exchange, a successor to America's Job Bank. Concerns about our practices for America's Job Exchange with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which damage in turn could significantly harm our business, financial condition and operating results. While we strive to comply with all applicable data-protection laws and regulations and our own posted privacy policies, any actual or perceived failure to comply may result in proceedings or actions against us by government entities or others, which proceedings or actions could adversely affect our business. Moreover, the actual or perceived failure to comply with our policies or applicable requirements related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of customer and job-seeker confidence in us, which loss could adversely affect our business. Laws related to data protection continue to evolve. Certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and result in reduced traffic or contract terminations in those jurisdictions, any of which effects could harm our business.

Unauthorized access, phishing schemes and other disruptions could jeopardize the security of customer and job-seeker information stored in our systems, result in significant liability to us and cause existing customers and job seekers to refrain from doing business with us.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy, to continue to provide services and technical support to our customers or to attract new ones could be adversely affected. We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future, and competition for these personnel is intense. The departure of any of our executive officers or core members of our sales and marketing teams or technical service personnel, could have negative ramifications on our customer relations and operations. The departure of our executive officers could adversely affect the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline. Our quarterly operating results have previously varied, and may continue to vary, significantly as a result of a number of factors, many of which are beyond our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

- a reduction of market demand or acceptance of our services;
- our ability to develop, market and introduce new services on a timely basis;
- the length of the sales cycle for our services;
- the timing and level of sales of our services, both of which depend on the budgets of our customers;
- downward price adjustments by our competitors;
- changes in the mix of services provided by our competitors;
- technical difficulties or system downtime affecting the Internet or our hosting operations;
- our ability to meet any increased technological demands of our customers; and
- the amount and timing of costs related to our marketing efforts and service introductions.

Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected. We are currently involved in various pending and potential legal proceedings, including a class-action lawsuit related to our initial public offering. If we are ultimately unsuccessful in any litigation matter, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any of these payments could adversely affect our financial condition.

If the markets for outsourced IT infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail. The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers continues to develop, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth followed by sharp declines in demand for products and services, which downturns have sometimes led to the failure of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our managed-IT-services.

If we do not respond to rapid changes in the technology sector, we will lose customers. The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish or maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability necessary to capture increased market share or maintain our market share. We compete in the managed-IT-services market. This market is rapidly evolving, highly competitive and likely to be characterized by overcapacity and industry consolidation. Our competitors may consolidate with one another or acquire software-application vendors or technology providers, enabling them to more effectively compete with us. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the managed-IT-services market.

Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

- develop and expand their network infrastructure and service offerings more rapidly;
- adapt to new or emerging technologies and changes in customer requirements more quickly;
- take advantage of acquisitions and other opportunities more readily; or
- devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability necessary to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed-IT-services market.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets. We currently operate two data centers in the United Kingdom. Revenue from our foreign operations accounted for approximately 11% of our total revenue during the fiscal year ended July 31, 2010. By expanding our operations into India in fiscal year 2006, we broadened our customer-service support. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

- unexpected changes in regulatory, tax and political environments;
- longer payment cycles and problems collecting accounts receivable;
- geopolitical risks, such as political and economic instability, hostilities among countries or terrorism;
- reduced protection of intellectual-property rights;
- fluctuations in currency-exchange rates or impositions of restrictive currency controls;
- our ability to secure and maintain the necessary physical and telecommunications infrastructure;
- challenges in staffing and managing foreign operations;
- employment laws and practices in foreign countries;
- laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and
- significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and, consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities. It is likely that laws and regulations directly applicable to the Internet or to hosting and managed-application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed-application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to apply to our business. Because we offer services over the Internet in many states in the United States and internationally and facilitate the activities of our customers in those jurisdictions, we may become required to qualify to do business or subject to taxation or other laws and regulations there even without any physical presence, employees or property there.

The price of our common stock has been volatile and may continue to experience wide fluctuations. Since January 2010 our common stock has closed as low as $1.98 per share and as high as $3.68 per share. The trading price of our common stock has been, and may continue to be, subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this report. Fluctuations in the market price of our common stock may cause investors in our common stock to lose some or all of their investments.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover. Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our board of directors. These provisions:

- authorize the board to issue preferred stock without stockholder approval;
- prohibit cumulative voting in the election of directors;
- limit the persons who may call special meetings of stockholders; and
- establish advance-notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our ability to use U.S. net-operating-loss carryforwards might be limited. As of July 31, 2010, we had consolidated net-operating-loss carryforwards of $158.8 million, of which $154.2 million were for U.S. federal and state tax purposes. These loss carryforwards expire between fiscal years 2012 and 2029. To the extent that these net-operating-loss carryforwards are available, we intend to use them to reduce the corporate-income-tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net-operating-loss carryforwards that can be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have experienced ownership changes during calendar years 2007 and 2002 that have reduced the use of our net-operating-loss carryforwards. To the extent that we experience future significant changes in stock ownership which results in limiting our use of net-operating-loss carryforwards, our income could be subject to corporate income tax earlier than it would if we were able to use net-operating-loss carryforwards, which taxation could result in lower profits.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Facilities

Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office and data centers in the United Kingdom and an office in India. The table below sets forth a list of our leased offices and data centers:

Location	Type	Square Footage Leased (Approximate)	Lease Expiration
San Jose, CA	Data center and office	66,350	November 2016
Atlanta, GA	Office	4,598	September 2012
Chicago, IL	Data center	13,600	November 2012
Chicago, IL	Office	2,212	April 2012
Oak Brook, IL	Data center	17,659	September 2019
Andover, MA	Office	25,896	January 2018
Andover, MA	Data center and office	86,931	January 2018
Syracuse, NY	Data center	21,374	November 2020
Syracuse, NY	Office	1,933	November 2010
New York, NY	Office	1,500	December 2015
New York, NY	Data center	33,286	May 2018
Dallas, TX	Data center	27,370	March 2020
Houston, TX	Data center and office	12,956	January 2019
Herndon, VA(1)(2)	Office	5,515	June 2011
Gurgaon, Haryana, India	Office	12,706	August 2011
Watford, England	Data center	11,160	January 2015
London, England(3)	Data center	4,017	March 2010

(1) We have idle office space at this facility from which we derive no economic benefit.

(2) We have subtenants for all of this space.

(3) Our lease expired in March 2010. We are currently negotiating with the landlord on a new lease agreement. We are still in this location.

We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

Item 3. *Legal Proceedings*

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the U.S. District Court for the Southern District of New York (the **"Court"**) for all pretrial purposes (the **"IPO Securities Litigation"**). Between June 13, 2001, and July 10, 2001, five purported class-action lawsuits seeking monetary damages were filed against us; Joel B. Rosen, our then-chief executive officer; Kenneth W. Hale, our then-chief financial officer; Robert E. Eisenberg, our then president; and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 on behalf of all persons who acquired shares of our common stock between October 22, 1999, and December 6, 2000 (the **"Class-Action Litigation"**), against us and Messrs. Rosen, Hale and Eisenberg (collectively, the **"NaviSite Defendants"**) and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 by issuing and selling our common stock in the offering without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. Plaintiffs did not specify the amount of damages they sought in the Class-Action Litigation. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants (including any present or former officers and directors) and underwriters was submitted to the Court for preliminary approval (the **"Global Settlement"**). Pursuant to the Global Settlement, all claims against the NaviSite Defendants would be dismissed with prejudice and our pro-rata share of the settlement consideration would be fully funded by insurance. By Opinion and Order dated October 5, 2009, after conducting a settlement fairness hearing on September 10, 2009, the Court granted final approval to the Global Settlement and directed the clerk to close each of the actions comprising the IPO Securities Litigation, including the Class-Action Litigation. A proposed final judgment in the Class-Action Litigation was filed on November 23, 2009, and was signed by the Court on November 24, 2009 and entered on the docket on December 29, 2009.

The settlement remains subject to numerous conditions, including the resolution of several appeals that have been filed in the United States Court of Appeals for the Second Circuit (the **"Court of Appeals"**), and there can be no assurance that the Court's approval of the Global Settlement will be upheld in all respects upon appeal. The deadline for appellants to submit their papers to the Court of Appeals was October 6, 2010. Two appellants filed opening briefs, and the remaining appellants filed a stipulation of dismissal of their appeals pursuant to Fed. R. App. P. 42(d). Appellees' responding brief is due to be filed no later than February 3, 2011. We believe that the allegations against us are without merit, and, if the litigation continues, we intend to vigorously defend against the plaintiffs' claims. Because of the inherent uncertainty of litigation, and because the settlement remains subject to numerous conditions and appeals, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

On October 12, 2007, a purported NaviSite stockholder filed a complaint for violation of Section 16(b) of the Exchange Act, which provision prohibits short-swing trading, against two of the underwriters of the public offering at issue in the Class-Action Litigation. The complaint is pending in the U.S. District Court for the Western District of Washington (the **"District Court"**) and is captioned Vanessa Simmonds v. Bank of America Corp., et al. Plaintiff seeks the recovery of short-swing profits from the underwriters on behalf of the Company, which is named only as a nominal defendant and from which no recovery is sought. Simmonds' complaint was dismissed without prejudice by the District Court on the grounds that she had failed to make an adequate demand on us before filing her complaint. Because the District Court dismissed the case on the grounds that it lacked subject-matter jurisdiction, it did not specifically reach the issue of whether the plaintiff's claims were barred by the applicable statute of limitations. However, the District Court also granted the underwriter defendants' joint motion to dismiss with respect to cases involving other issuers, holding that the cases were time-barred because the issuers' stockholders had notice of the potential claims more than five years before filing suit.

The plaintiff filed a notice of appeal with the Ninth Circuit Court of Appeals on April 10, 2009, and the underwriter defendants filed a cross-appeal, asserting that the dismissal should have been with prejudice. The appeal and cross-appeal are fully briefed. On October 5, 2010, oral argument was held before the Ninth Circuit Court of Appeals. We do not expect that this claim will have a material impact on our financial position or results of operations.

Item 4. ***Removed and Reserved***

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock

Our common stock is currently traded on the NASDAQ Capital Market under the symbol "NAVI." As of October 1, 2010, there were approximately 224 holders of record of our common stock. The following table sets forth the high and low sales prices for our common stock as reported on the NASDAQ Capital Market for the periods indicated.

	High	Low
Fiscal Year Ended July 31, 2010		
May 1, 2010, through July 31, 2010	$2.98	$1.81
February 1, 2010, through April 30, 2010	$3.31	$2.47
November 1, 2009, through January 31, 2010	$3.04	$1.76
August 1, 2009, through October 31, 2009	$2.76	$1.32
Fiscal Year Ended July 31, 2009		
May 1, 2009, through July 31, 2009	$1.96	$0.37
February 1, 2009, through April 30, 2009	$0.52	$0.22
November 1, 2008, through January 31, 2009	$0.88	$0.15
August 1, 2008, through October 31, 2008	$3.92	$0.50

We believe that a number of factors may cause the market price of our common stock to fluctuate significantly. See Item 1A ("Risk Factors").

We have never paid cash dividends on our common stock. We currently anticipate retaining all available earnings, if any, to finance internal growth and product and service development. Payment of dividends in the future will depend upon our earnings, financial condition, anticipated cash needs and such other factors as the directors may consider or deem appropriate at the time. In addition, the terms of our credit agreement with a syndicated group of lenders restrict the payment of cash dividends on our common stock. Further, on September 12, 2007, we issued 3,125,000 shares of Preferred Stock, and additional shares of the Preferred Stock have been and will be issued as in-kind dividends that accrue on the outstanding Preferred Stock. The holders of the Preferred Stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend to a common stockholder.

We did not repurchase any shares of common stock during fiscal year 2010.

Information regarding our equity-compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 below.

Recent Issuances of Unregistered Securities

On September 12, 2007, we acquired the outstanding capital stock of netASPx, an application-management service provider, for a total consideration of $40.8 million. The consideration consisted of $15.5 million in cash, subject to adjustment based on netASPx's cash at the closing date, and the issuance of 3,125,000 shares of the Preferred Stock with a fair value of $24.9 million at the time of issuance. The Preferred Stock accrues payment-in-kind (**"PIK"**) dividends at 12% per annum. The Preferred Stock is convertible into our common stock, at any time, at the option for the holder, at $8.00 per share, adjusted for stock splits, dividends and other similar adjustments.

Pursuant to the obligation described above, on June 15 and September 15, 2010, we issued a PIK dividend of 120,127 and 122,605 shares, respectively, in aggregate, of the Preferred Stock to their holders.

On July 20, 2010, the Company issued 37,529 shares of our common stock to a former netASPx employee upon the conversion of 37,529 shares of Preferred Stock to common stock.

The shares issued as described in this Item 5 were not registered under the Securities Act. We relied on the exemption from registration provided by Section 4(2) of the Securities Act as an issuance by us not involving a public offering. No underwriters were involved with the issuance of the Preferred Stock or the common stock issued upon conversion.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" *included elsewhere in this annual report on Form 10-K. Historical results are not necessarily indicative of results of any future period.*

	Year Ended July 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Revenue, net	$125,844	$125,033	$131,762	$122,886	$105,836
Revenue, related parties	303	346	372	322	243
Total revenue	126,147	125,379	132,134	123,208	106,079
Cost of revenue	78,838	81,065	91,628	81,774	71,547
Impairment, restructuring and other	—	209	—	—	—
Total cost of revenue	78,838	81,274	91,628	81,774	71,547
Gross profit	47,309	44,105	40,505	41,434	34,532
Operating expenses:					
Selling and marketing	20,569	19,206	19,032	16,924	14,756
General and administrative	21,617	22,867	22,411	22,043	21,787
Loss on settlement	—	5,736	—	—	—
Impairment, restructuring and other	—	180	—	(231)	1,373
Total operating expenses	42,186	47,989	41,443	38,736	37,916
Income (loss) from operations	5,123	(3,884)	(938)	2,698	(3,384)
Other income (expense):					
Interest income	23	43	264	337	283
Interest expense	(8,096)	(9,287)	(7,760)	(12,036)	(9,145)
Loss on debt extinguishment	—	—	(1,651)	(15,712)	—
Other income (expense), net	288	690	2,295	864	437
Loss from continuing operations before income taxes and discontinued operations	(2,662)	(12,438)	(7,790)	(23,849)	(11,809)
Income taxes	(755)	(1,241)	(1,152)	(1,173)	(1,173)
Income (loss) from continuing operations	(3,417)	(13,679)	(8,942)	(25,022)	(12,982)
Income (loss) from discontinued operations, net of income taxes	(3,604)	(1,432)	258	(888)	(949)
Gain on sale of discontinued operations, net of income taxes	20,494	—	—	—	—
Net income (loss)	13,473	(15,111)	(8,684)	(25,910)	(13,931)
Accretion of preferred-stock dividends	(3,718)	(3,350)	(2,656)	—	—
Net income (loss) attributable to common shareholders	$ 9,755	$ (18,461)	$ (11,340)	$ (25,910)	$ (13,931)
Basic and diluted net income (loss) per common share					
Loss from continuing operations attributable to common stockholders	$ (0.19)	$ (0.48)	$ (0.33)	$ (0.82)	$ (0.46)
Income (loss) from discontinued operations	$ (0.10)	$ (0.04)	$ —	$ (0.03)	$ (0.03)
Gain on sale of discontinued operations	$ 0.56	$ —	$ —	$ —	$ —
Net income (loss) attributable to common stockholders	$ 0.27	$ (0.52)	$ (0.33)	$ (0.85)	$ (0.49)
Basic and diluted weighted average number of common shares outstanding	36,354	35,528	34,731	30,512	28,601
Balance-Sheet Data:					
Working capital (deficit)	$ (6,470)	$ (976)	$ 2,048	$ 10,611	$ (9,072)
Total assets	$117,037	$163,680	$175,713	$116,244	$102,409
Long-term obligations	$ 67,977	$132,280	$133,736	$ 97,072	$ 70,817
Stockholders' deficit	$ (20,820)	$ (35,103)	$ (18,772)	$ (13,864)	$ (1,976)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act, that involve risks and uncertainties. All statements other than statements of historical information provided herein are forward-looking statements and may contain information about financial results, economic conditions, trends and known uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of factors, which include those discussed in this section and elsewhere in this report under Item 1A ("Risk Factors"*) and the risks discussed in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.*

Overview

We offer our customers a broad range of cloud computing services, enterprise-hosting and managed-application services that can be deployed quickly and cost effectively. Our expertise allows us to meet an expanding set of increasingly complex customer requirements. Our experience, flexibility and capabilities save our customers the time and cost of developing expertise in house, and we increasingly serve as the sole manager of our customers' outsourced IT services.

We provide these services to a range of industries — including financial services, healthcare and pharmaceuticals, manufacturing and distribution, publishing, media and communications, business services, public sector and software — through our own sales force and sales-channel relationships.

We provide our services to customers typically pursuant to agreements with a term of one to five years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or selling additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers. We continue to experience increasing recurring revenues from both new and existing customers off-set by a decline from our professional-services related revenues.

A large portion of the costs to operate our data centers — such as rent, product development and general and administrative expenses — does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited incremental costs relating to telecommunications, utilities, hardware and software costs and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue. As our professional-services related revenues have declined as a percentage of our overall revenues our gross margins have increased and we anticipate that this trend will continue as we focus on higher margin hosting related revenues.

Our fiscal year ends on July 31 of each year. During fiscal year 2008, we completed four acquisitions. In August 2007 we acquired the outstanding capital stock of Jupiter — a privately held company based in Santa Clara, California, that provides managed-hosting services — and acquired the assets and assumed certain liabilities of Alabanza. Alabanza was a provider of dedicated and shared managed-hosting services. In September 2007 we acquired the outstanding capital stock of netASPx, an application-management service provider, and in October 2007 we acquired the assets of iCommerce, a reseller of dedicated hosting services. All of the acquisitions during fiscal year 2008 were accounted for using the purchase method of accounting, and, as such, the results of operations and cash flow related to these acquisitions were included in our consolidated statement of operations and consolidated statement of cash flows from their respective dates of acquisition. During fiscal year 2010, we completed two separate asset sales transactions. In February 2010 we sold substantially all of the assets of our netASPx business and in March 2010 we sold two of our co-location data centers. Net proceeds from the sales were used to reduce our outstanding debt obligations. We have accounted for the sales of these assets as discontinued operations (see Note 5 *Discontinued Operations* to the consolidated financial statements). The results of operations for the fiscal years ended July 31, 2010, 2009 and 2008 reflect this accounting treatment. The Company is considering selling a number of additional non-strategic data centers. The potential sales of these data centers will result in a reduction of recurring revenues as well as a reduction in corresponding fixed and variable expenses.

Results of Operations for the Three Years Ended July 31, 2010, 2009 and 2008

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations as a percentage of total revenue for the periods indicated.

	Year Ended July 31,		
	2010	2009	2008
Revenue, net	99.8%	99.7%	99.7%
Revenue, related parties	0.2%	0.3%	0.3%
Total revenue	100.0%	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization and restructuring charge	49.4%	50.9%	57.2%
Depreciation and amortization	13.1%	13.7%	12.1%
Restructuring charge	—%	0.2%	—%
Total cost of revenue	62.5%	64.8%	69.3%
Gross profit	37.5%	35.2%	30.7%
Operating expenses:			
Selling and marketing	16.3%	15.3%	14.4%
General and administrative	17.1%	18.2%	17.0%
Loss on settlement	—%	4.6%	—%
Restructuring charge	—%	0.2%	—%
Total operating expenses	33.4%	38.3%	31.4%
Income (loss) from operations	4.1%	(3.1)%	(0.7)%
Other income (expense):			
Interest income	0.0%	0.0%	0.2%
Interest expense	(6.4)%	(7.4)%	(5.8)%
Loss on debt extinguishment	—%	—%	(1.3)%
Other income (expense), net	0.2%	0.6%	1.7%
Loss from continuing operations before income taxes and discontinued operations	(2.1)%	(9.9)%	(5.9)%
Income taxes	(0.6)%	(1.0)%	(0.9)%
Loss from continuing operations	(2.7)%	(10.9)%	(6.8)%
Income (loss) from discontinued operations, net of income taxes	(2.9)%	(1.1)%	0.2%
Gain on sale of discontinued operations, net of income taxes	16.3%	—%	—%
Net income (loss)	10.7%	(12.0)%	(6.6)%
Accretion of preferred stock dividends	(3.0)%	(2.7)%	(2.0)%
Net income (loss) attributable to common stockholders	7.7%	(14.7)%	(8.6)%

Comparison of the Years 2010, 2009 and 2008

Revenue

We derive our revenue from managed-IT services — including cloud computing services, hosting, managed-application and co-location services comprised of a variety of service offerings and professional services — to both enterprise and mid-market companies and organizations.

Total revenue for the fiscal year ended July 31, 2010, increased 0.6% to approximately $126.1 million from approximately $125.4 million for the fiscal year ended July 31, 2009. The overall increase of approximately $0.7 million in revenue was mainly due to an increase of $5.4 million in our enterprise-hosting and application services revenue to new and existing customers and an increase of $0.7 million due to increased sales from America's Job Exchange, our employment-services website (**"AJE"**). These increases were off-set by a decrease of approximately $2.6 million in revenue from our decision not to renew our LA data center lease in the third quarter of fiscal year 2009 and a decrease of approximately $2.9 million in professional-services revenues. Revenue from related parties decreased 12.4% during the year ended July 31, 2010, to approximately $303,000 from approximately $346,000 during the year ended July 31, 2009.

Total revenue for the fiscal year ended July 31, 2009, decreased 5.1% to approximately $125.4 million from approximately $132.1 million for the fiscal year ended July 31, 2008. The overall decline of approximately $6.7 million in revenue was mainly due to a $12.9 million reduction in professional-services revenues coupled with a reduction of approximately $0.8 million in revenue due to our decision not to renew our LA data center lease in the third quarter of fiscal year 2009. This decline of approximately $13.7 million was offset by an increase of $5.7 million in revenue from our enterprise-hosting and application services to new and existing customers, inclusive of a reduction of approximately $3.6 million due to changes in foreign-currency exchange rates and an increase of $1.2 million from AJE. Revenue from related parties decreased 7.0% during the year ended July 31, 2009, to approximately $346,000 from approximately $372,000 during the year ended July 31, 2008.

No customer accounted for more than 5% of total revenues in fiscal year 2010, 2009 or 2008.

In addition to the asset sales transactions noted above, the Company is considering selling a number of additional non-strategic co-location data centers. The potential sale of these data centers will result in a reduction in future recurring revenues offset by a reduction in the fixed and variable costs required to support this revenue.

Cost of Revenue and Gross Profit

Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet-connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

Total cost of revenue of $78.8 million for the fiscal year ended July 31, 2010, decreased approximately $2.5 million, or 3.0%, from the cost of revenue of approximately $81.3 million for the fiscal year ended July 31, 2009. As a percentage of revenue, total cost of revenue for the fiscal year ended July 31, 2010, decreased to 62.5% from 64.8% for the fiscal year ended July 31, 2009. The overall decrease of approximately $2.5 million was primarily due to a decrease of $1.0 million in employee-related expenses, decreased facilities-related expenses, including rent, utilities and telecommunication, of approximately $0.9 million due in part to our decision not to renew the lease of our LA data center and lower utility rates in fiscal year 2009. Additionally, there was a decrease of $0.9 million of external consulting expenses, related primarily to lower professional-services revenue, a decrease in amortization expense of approximately $1.1 million and billable travel expense decreased by approximately $0.9 million. These decreases of $4.8 million were partially offset by increased depreciation expense of approximately $0.5 million; and increased third-party software and hardware-maintenance and licensing costs of approximately $1.8 million.

Total cost of revenue of $81.3 million for the fiscal year ended July 31, 2009, decreased approximately $10.3 million, or 11.3%, from the cost of revenue of approximately $91.6 million for the fiscal year ended

July 31, 2008. As a percentage of revenue, total cost of revenue for the fiscal year ended July 31, 2009, decreased to 64.8% from 69.3% for the fiscal year ended July 31, 2008. The overall decrease of approximately $10.3 million was primarily due to a decrease of $8.3 million in employee-related expenses, inclusive of a $0.2 million restructuring charge for severance and related costs for our professional-services organization. In addition, external consulting expenses, related primarily to lower professional-services revenue, were lower by approximately $1.2 million, facility related costs, including telecommunication and bandwidth cost were lower by $0.5 million, amortization expense decreased by approximately $1.1 million, and travel expense decreased by approximately $2.3 million. These decreases of $13.4 million were partially offset by increased depreciation expense of approximately $2.3 million; increased facility-related expenses, and increased hardware and software maintenance and licensing costs of approximately $0.8 million.

In addition to the asset sales transactions noted above, the Company is considering selling a number of additional non-strategic co-location data centers. The potential sale of these data centers will result in a corresponding reduction in costs of revenues, both fixed and variable.

During fiscal year ended July 31, 2009, we initiated the restructuring of our professional-services organization in an effort to realign resources. As a result of this initiative, we terminated several employees, resulting in a restructuring charge for severance and related costs of $0.4 million, of which approximately $0.2 million was included in cost of revenue.

Gross profit of $47.3 million for the fiscal year ended July 31, 2010, increased approximately $3.2 million, or 7.3%, from a gross profit of approximately $44.1 million for the fiscal year ended July 31, 2009. Gross profit for the fiscal year ended July 31, 2010, represented 37.5% of total revenue, as compared to 35.2% of total revenue for the fiscal year ended July 31, 2009. Gross-profit percentage was positively impacted during fiscal year 2010, as compared to fiscal 2009, primarily due to our continued focus on cost containments and the cost reductions in response to the lower professional-services revenue noted above.

Gross profit of $44.1 million for the fiscal year ended July 31, 2009, increased approximately $3.6 million, or 8.9%, from a gross profit of approximately $40.5 million for the fiscal year ended July 31, 2008. Gross profit for the fiscal year ended July 31, 2009, represented 35.2% of total revenue, as compared to 30.7% of total revenue for the fiscal year ended July 31, 2008. Gross-profit percentage was negatively impacted during fiscal year 2008, as compared to fiscal year 2009, mainly due to higher levels of professional-services business, which carries overall lower gross profit.

Operating Expenses

Selling and Marketing — Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade-show costs and marketing and direct-mail programs.

Selling and marketing expense increased 7.1% to approximately $20.6 million, or 16.3% of total revenue for the fiscal year ended July 31, 2010, from approximately $19.2 million, or 15.3% of total revenue for the fiscal year ended July 31, 2009. The increase of approximately $1.4 million resulted primarily from increased salary and related headcount expenses of approximately $1.0 million due to increased headcount levels of commissioned sales personnel, inclusive of increased commission and referral-partner expenses of $0.6 million. Additionally there was an increase of approximately $0.3 million related to marketing related program expenses and $0.1 million increase in depreciation expense.

Selling and marketing expense increased 0.9% to approximately $19.2 million, or 15.3% of total revenue for the fiscal year ended July 31, 2009, from approximately $19.0 million, or 14.4% of total revenue for the fiscal year ended July 31, 2008. The increase of approximately $0.2 million resulted primarily from an increase in marketing related program costs.

General and Administrative — General and administrative expense includes the costs of financial, human-resources, IT and administrative personnel, professional services, bad debt and corporate overhead. Such expenses may be reduced if we are successful in our attempts to sell any of the non-strategic data centers.

General and administrative expense decreased 5.5% to approximately $21.6 million for the fiscal year ended July 31, 2010, from approximately $22.9 million for the fiscal year ended July 31, 2009. General and administrative expense decreased to 17.1% of total revenue for the fiscal year ended July 31, 2010, from 18.2% of total revenue for the fiscal year ended July 31, 2009. The decreased expense of $1.3 million was attributable to a decrease in external professional services related primarily to legal fees of approximately $1.5 million, due in part to fewer litigation matters during the year. In addition, there was a decrease in bad-debt expense of $0.9 million, excluding $0.7 million related to the receivables that were written off in connection with the "Loss on settlement" in fiscal year 2009, noted below. These decreases of approximately $2.4 million were off-set by an increase in facility related costs, inclusive of property tax expenses and depreciation of $1.1 million.

General and administrative expense increased 2.0% to approximately $22.9 million for the fiscal year ended July 31, 2009, from approximately $22.4 million for the fiscal year ended July 31, 2008. General and administrative expense increased to 18.2% of total revenue for the fiscal year ended July 31, 2009, from 17.0% of total revenue for the fiscal year ended July 31, 2008. The total increased expenses of $0.5 million were attributable to an increase of $0.9 million in consulting and professional services and an increase in bad-debt expense of $0.6 million, excluding $0.7 million related to the receivables that were written off in connection with the "Loss on settlement" noted below. The increased expenses were offset by lower employee related costs (including stock-based compensation) of $1.0 million.

Loss on settlement. During fiscal year 2009 we entered into a settlement agreement with a former Jupiter customer to settle all pending litigation matters between us. We recorded a loss on settlement of $5.7 million, comprised of a $5.0 million cash settlement payment to this former customer and the write-off of $0.7 million of outstanding accounts receivable from this former customer, which accounts receivable were written off as part of this settlement.

Restructuring charge. During fiscal year 2009 we initiated the restructuring of our professional-services organization in an effort to realign resources. As a result of this initiative, we terminated several employees, resulting in a restructuring charge for severance and related costs of $0.4 million, of which approximately $0.2 million was included in operating expenses. No restructuring charges were recorded in fiscal years ending July 31, 2010 or 2008.

Interest Income

Interest income remained relatively consistent during the fiscal years 2010 and 2009. We recognized minimal interest income during the reporting periods due to the fact that interest rates were low and we used available cash to pay down outstanding debt.

Interest income decreased $221,000 to approximately $43,000 for the fiscal year ended July 31, 2009. The decrease is mainly due to lower levels of average cash balances during the fiscal year ended July 31, 2009, as compared to the fiscal year ended July 31, 2008.

Interest Expense

Interest expense decreased 12.8% to approximately $8.1 million, or 6.4% of total revenue, for the fiscal year ended July 31, 2010, from approximately $9.3 million, or 7.4% of total revenue, for the fiscal year ended July 31, 2009. The decrease of $1.2 million was primarily due to the change in the equipment lease classification from capital to operating resulting from the equipment lease modification in our UK data center. This lease modification resulted in a shift of expenses from interest expense under the initial capital lease to operating rent expense under the new operating lease. In addition, the average outstanding term-loan balance was reduced in the current year as compared to the prior year. We paid down the term-loan by $52.0 million during fiscal year 2010 from proceeds from the three data center asset sales. The interest rate was also reduced effective February 1, 2010 as a result of our ability to reduce the leverage ratio to a predetermined threshold.

Interest expense increased 19.7% to approximately $9.3 million, or 7.4% of total revenue, for the fiscal year ended July 31, 2009, from approximately $7.8 million, or 5.8% of total revenue, for the fiscal year ended

July 31, 2008. The increase of $1.5 million is primarily related to an increased rate of interest and higher average outstanding long-term debt balance during the fiscal year ended July 31, 2009.

If we are successful in our attempts to sell any additional non-strategic co-location data centers, net proceeds from such sales would be used primarily to pay down outstanding debt obligations thereby reducing interest expense in future periods.

Loss on Debt Extinguishment

No loss on debt extinguishment was recorded during the fiscal years ended July 31, 2009 and 2010.

During the fiscal year ended July 31, 2008, we recorded a loss on debt extinguishment of $1.7 million in connection with the September 2007 refinancing of our credit agreement. The total amount of the loss on debt extinguishment consisted of the write-off of unamortized transaction fees and expenses related to the prior refinancing of our long-term debt in June 2007.

Other Income (Expense), Net

Other income consists of sublease rental income and other miscellaneous income. Other income was approximately $0.3 million for the fiscal year ended July 31, 2010, as compared to other income of approximately $0.7 million for the fiscal year ended July 31, 2009. The decrease was primarily due to the reduction in sublease income attributable to a non-renewed lease that ceased in February 2010.

Other income was approximately $0.7 million for the fiscal year ended July 31, 2009, as compared to other income of approximately $2.3 million for the fiscal year ended July 31, 2008. Other income for fiscal year ended July 31, 2008 consisted of a $1.6 million gain attributed to the settlement of the AppliedTheory litigation matter coupled with $0.7 million for sublease rental income and other miscellaneous income.

Income-Tax Expense

We recorded income tax expense of $0.8 million, $1.2 million and $1.2 million for fiscal years ended July 31, 2010, 2009 and 2008, respectively. The income tax expense in fiscal year ended July 31, 2010 resulted primarily from deferred income tax expense, net of income tax benefit, from losses incurred during the year that will be offset by the tax impact of the gain from the disposition of assets recorded within discontinued operations. The deferred tax expense results from tax goodwill amortization related to the asset acquisitions of Surebridge, AppliedTheory business, Alabanza and the iCommerce. For financial statement purposes, goodwill is not amortized for any acquisitions but is tested for impairment annually. Tax amortization of goodwill results in a taxable temporary difference, which will not reverse until the goodwill is impaired or written off. The resulting taxable temporary difference may not be offset by deductible temporary differences currently available, such as net-operating-loss (**"NOL"**) carryforwards that expire within a definite period.

Loss from Discontinued Operations

During the fiscal year ended July 31, 2010 we completed two separate asset sale transactions. In February 2010, we sold substantially all of the assets of our netASPx business and in March 2010 we sold two of our co-location data centers.

We have accounted for the sales of these assets as discontinued operations (see Note 5 *Discontinued Operations* to the consolidated financial statements). Accordingly, the revenue, costs of revenue, expenses, applicable interest expense and income taxes have been broken out separately for these assets to determine the loss from discontinued operations from these sales.

Loss from discontinued operations was $3.6 million for the fiscal year ended July 31, 2010 as compared to a loss of $1.4 million for the fiscal year ended July 31, 2009. The increase to the loss from discontinued operations of $2.2 million was due primarily to lower gross margins, which were negatively impacted in fiscal year ended July 31, 2010 due in part to increased costs recognized prior to disposal.

Loss from discontinued operations was $1.4 million for the fiscal year ended July 31, 2009 as compared to income of $0.3 million for the fiscal year ended July 31, 2008. The $1.7 million increase in loss from discontinued operations for fiscal year ended July 31, 2009 as compared to fiscal year ended July 31, 2008, was due primarily to the increased allocation of interest expense. Our netASPx business was acquired in September 2007 and only a partial year of interest was allocated for fiscal year 2008.

We recorded income tax expense of $0.9 million, $0.7 million and $0.7 million within discontinued operations during the fiscal years ended July 31, 2010, 2009 and 2008, respectively. The income tax expense recorded within discontinued operations in fiscal year ended July 31, 2010 is primarily related to the reversal of a deferred tax liability related to goodwill tax amortization associated with the netASPx business, and state income tax expense due to the sale of the netASPx business. For federal income tax purposes, the gain from the dispositions of the netASPx business and the data center assets will be offset by net operating losses carried forward from prior years and the current year loss from continuing operations.

Gain on Sale of Discontinued Operations

During fiscal year ended July 31, 2010, we recognized a gain on sale of discontinued operation of $20.5 million. The gain was based on the proceeds, net of transaction costs, of $58.6 million offset by net assets of the business of $6.8 million and the write-off of goodwill and intangibles of $20.4 million and $10.9 million, respectively.

Liquidity and Capital Resources

As of July 31, 2010, our principal sources of liquidity included cash and cash equivalents of $4.6 million and a revolving-credit facility of $9.0 million provided under our credit agreement with a lending syndicate. At July 31, 2010, we had borrowed $4.0 million under the revolving-credit facility. Our current assets, including cash and cash equivalents of $4.6 million, were approximately $6.5 million less than our current liabilities at July 31, 2010, as compared to a negative working capital of $1.0 million, including cash and cash equivalents of $10.5 million, at July 31, 2009.

Cash and cash equivalents decreased approximately $5.9 million for the fiscal year ended July 31, 2010 as compared to the prior fiscal year. Our primary sources of cash included approximately $24.6 million and $21.6 million in cash provided by operating activities for the fiscal years ended July 31, 2010 and 2009, respectively. The fixed cost nature of our business allows us to generate positive operating cash flow from the revenues from new customers that are in excess of customer terminations. Specifically the $3.0 million year-over-year increase in cash provided by operating activities for the fiscal year ended July 31, 2010 from the fiscal year ended July 31, 2009 was due to an increase in cash generated from other long term assets of $5.4 million off set by a decrease in cash generated from other long-term liabilities of $3.4 million and a decrease in cash generated from working capital of $2.8 million. During the fiscal year ended July 31, 2010 non-cash items included depreciation and amortization expense of $21.2 million, stock-based compensation of $3.0 million, provision for bad debt expense of $0.3 million and deferred income tax expense of $1.5 million. The $15.6 million year-over-year increase in cash provided by operating activities for the fiscal year ended July 31, 2009 from the fiscal year ended July 31, 2008 was due to improved cash generated from working capital of $10.4 million, increase of $8.7 million in cash generated from accrued expenses and deferred revenue, and increase of $2.3 million in cash generated from other long term liabilities, off-set by a increase of $1.8 million in cash generated from other assets. During the fiscal year ended July 31, 2009, non-cash items included depreciation and amortization expense of $23.6 million, stock-based compensation of $3.1 million, deferred income tax expense of $1.9 million, and $1.9 million provision for bad debt. The potential sale of our non-strategic data centers is not expected to have a significant impact on our liquidity. Our cash flows from operations are dependent on several factors including the overall performance of the managed-IT-services sector as well as our ability to continue to acquire profitable new customers in excess of future contract terminations.

Investing activities provided cash of $39.3 million and used cash of $10.6 million for the fiscal years ended July 31, 2010 and 2009, respectively. Cash for investing activities, excluding the cash generated from the sale of our discontinued operations, is mainly used for the purchase of capital equipment to support the revenue from new customers in excess of terminated customers and the renewal of existing customers. The $39.3 million of cash provided by investing activities for the year ended July 31, 2010 resulted primarily from the proceeds from the sale of discontinued operations of $56.3 million off-set by the purchases of property and equipment utilized to support both customer and internal capital requirements. The $10.5 million of cash used in investing activities for the year ended July 31, 2009 resulted primarily from $10.6 million of cash used to purchase property and equipment to support both customer and internal capital requirements.

Financing activities used cash of $69.8 million for the fiscal year ended July 31, 2010 and $3.6 million for the fiscal year ended July 31, 2009. The $69.8 million of cash used for financing activities for the fiscal year ended July 31, 2010 primarily related to $65.3 million in net repayments of notes payable; $6.6 million in proceeds from notes payable off-set by $71.9 million of repayments of notes payable, primarily from the proceeds of the assets sales during the fiscal year 2010. Additionally, in fiscal year 2010 the Company made $5.1 million of capital lease repayments and incurred $0.5 million in debt issuance costs off set by $1.1 million in proceeds from stock option exercises. The $3.6 million of cash used for financing activities for the fiscal year ended July 31, 2009 primarily related to $1.4 million in net proceeds from notes payable; $10.4 million in proceeds from notes payable off-set by $9.0 million of repayments of notes payable, and $0.3 million in proceeds from stock option exercises. These net proceeds of $1.7 million were off-set by $4.1 million of capital lease repayments and $1.2 million in debt issuance costs.

Our current Credit Agreement consists of a six-year term loan, expiring in June 2013 and a five-year revolving-credit facility, expiring in June 2012. The Credit Agreement is subject to prepayment in the case of an event of default. Our revolving-credit facility allows for maximum borrowing of $9.0 million. Outstanding amounts bear interest at either LIBOR plus 6% or, at our option, the Base Rate, as defined in our credit agreement, plus 5%. Interest becomes due, and is payable, quarterly in arrears. In addition to our current Credit Agreement, we have redeemable preferred stock that is redeemable at the option of the holders on or after August 2013. Should additional capital be needed to fund these commitments we may seek to raise additional capital through offerings of the Company's stock or through debt refinancing. There can be no assurance, however, that we would be able to raise additional capital on terms that are favorable to us, or at all.

We believe that our existing cash and cash equivalents, cash flow from operations and existing amounts available under our credit facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. There are no material capital expenditure commitments as of July 31, 2010. Ongoing capital requirements to grow the business are currently funded and are expected to be primarily funded in the future by cash generated from operations.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet financing arrangements other than operating leases, which are recorded in accordance with generally accepted accounting principles.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. In accordance therewith, we must make certain estimates, judgments and assumptions that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are revenue recognition; allowance for doubtful accounts; impairment of long-lived assets, goodwill and other intangible assets; stock-based compensation; and income taxes. We review our estimates on a regular basis and make adjustments based on historical experiences, current conditions and future expectations. We perform these reviews regularly and make adjustments in light of currently available information. We believe that these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition. We derive our revenue from monthly fees for website and Internet-application management and hosting, co-location services and professional services. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Revenue is recognized as services are performed in accordance with all applicable revenue-recognition criteria.

Application-management, hosting and co-location services are billed and recognized as revenue over the term of the applicable contract based on actual customer usage. These terms generally are one to five years. Installation fees associated with application-management, hosting and co-location services are billed when the installation service is provided and recognized as revenue over the term of the related contract. Installation fees generally consist of fees charged to set up a specific technological environment for a customer within a NaviSite data center. In instances where payment for a service is received in advance of performing those services, the related revenue is deferred until the period in which such services are performed. The direct and incremental costs associated with installation and setup activities are capitalized and expensed over the term of the related contract.

Professional-services revenue is recognized on a time and materials basis as the services are performed for time- and materials-type contracts or on a percentage-of-completion method for fixed-price contracts. We estimate the percentage of completion using the ratio of hours incurred on a contract to the projected hours expected to be incurred to complete the contract. Estimates to complete contracts are prepared by project managers and reviewed by management each month. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined as the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Historically, our estimates have been consistent with actual results. Unbilled accounts receivable represent revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue-recognition criteria are met.

In accordance with Accounting Standards Update (**"ASU"**) No 2009-13, "Multiple-Deliverable Revenue Arrangements", which amends FASB Accounting Standards Codification (**"ASC"**) Topic 605, *"Revenue Recognition"* when more than one element — such as professional services, hardware and hosting services — are contained in a single arrangement, we allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, so long as each element meets the criteria for treatment as a separate unit of accounting. The ASU establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. For those arrangements with respect to which the deliverables do not qualify as a separate unit of accounting, revenue from all deliverables is treated as one accounting unit and generally recognized ratably over the term of the arrangement.

Existing customers are subject to initial and ongoing credit evaluations. Credit evaluations are based on credit reviews that we perform, including payment history and other factors, inclusive of a review of the customer's financial condition and general economic trends. If it is determined, subsequent to our initial evaluation at any time during the arrangement, that collectability is not reasonably assured, revenue is recognized as cash is received, as collectability is not considered probable at the time the services are performed.

Allowance for Doubtful Accounts. We perform initial and periodic credit evaluations of our customers' financial condition. We make estimates of the collectability of our accounts receivable and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer creditworthiness (including the customer's financial performance and its business history), current economic trends and changes in our customers' payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve as needed based upon management's estimates of uncollectible amounts based on historical bad debt experience and other relevant factors. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate. Historically, our estimates have been consistent with actual results. A 5% to 10% unfavorable change in our provision requirements would result in an approximate $0.09 million to $0.2 million decrease to income from operations for the fiscal year ended July 31, 2010.

Impairment of Long-Lived Assets and Goodwill and Other Intangible Assets. We review our long-lived assets, subject to amortization and depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived and other intangible assets include customer lists, customer-contract backlog, developed technology, vendor contracts, trademarks, non-compete agreements and property and equipment. Factors we consider important that could trigger an impairment review include:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant negative industry or economic trends;
- significant declines in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Recoverability is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows expected to be generated by the use and disposal of the asset are less than its carrying value and therefore impaired, we recognize the impairment loss as measured by the amount by which the carrying value of the assets exceeds its fair value. Fair value is determined based on discounted cash flows or values determined by reference to third-party valuation reports, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value, less disposal costs.

In accordance with FASB ASC 350-20-35, the Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company has determined that it has two reporting units for which discrete financial information is available and for which the Chief Operating Decision Maker ("CODM") and segment managers regularly review information about operating results. We review the valuation of our goodwill in the fourth quarter of each fiscal year, or on an interim basis, if a triggering event occurs. Our valuation methodology for assessing impairment requires us to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in highly competitive environments, and our projections of future operating results and cash flows may vary significantly from actual results. If the assumptions that we use in preparing our estimates of our reporting unit's projected performance for purposes of impairment testing differ materially from actual future results, we may record impairment changes in the future and our operating results may be adversely affected. At July 31, 2010, we completed our annual impairment review of goodwill and concluded that there was no goodwill impairment as the fair value of the reporting units were substantially in excess of book value. No impairment indicators have arisen since that date to cause us to perform an impairment assessment since that date. At July 31, 2010 and 2009, the carrying value of goodwill and other intangible assets totaled $52.8 million and $88.7 million, respectively.

Stock-Based Compensation. FASB ASC 718 *"Compensation — Stock Compensation,"* (**"ASC 718"**), requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of operations.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period, reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under ASC 718 for the periods prior to August 1, 2005, we established estimates for forfeitures. Stock-based compensation expense recognized in our consolidated statements of operations for the fiscal years ended

July 31, 2008 included compensation expense for stock-based payment awards granted before, but unvested as of, July 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of ASC 718, and compensation expense for the stock-based payment awards granted after July 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

In accordance with ASC 718, we use the Black-Scholes option-pricing model (the **"Black-Scholes Model"**). In utilizing the Black-Scholes Model, we are required to make certain estimates in order to determine the grant-date fair value of equity awards. These estimates can be complex and subjective and include the expected volatility of our common stock, our divided rate, a risk-free interest rate, the expected term of the equity award and the expected forfeiture rate of the equity award. Any changes in these assumptions may materially affect the estimated fair value of our recorded stock-based compensation.

Income Taxes. Income taxes are accounted for under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* which is now part of FASB ASC 740, *"Income Taxes"* (**"FASB ASC 740"**), using the asset-and-liability method, whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial-statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740 also requires that the deferred tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities. At July 31, 2010 and 2009, respectively, a valuation allowance has been recorded against gross deferred tax assets since we believe that, after considering all the available objective evidence — positive and negative, historical and prospective, with greater weight given to historical evidence — it is more likely than not that these assets will not be realized. In each reporting period, we evaluate the adequacy of our valuation allowance on our deferred tax assets. In the future, if we can demonstrate a consistent trend of pre-tax income, then, at that time, we may reduce our valuation allowance accordingly. Our federal and state net-operating-loss carryforwards at July 31, 2010, totaled $154.2 million. A 5% reduction in our current valuation allowance on these federal and state net- operating-loss carryforwards would result in an income-tax benefit of approximately $3.1 million for the fiscal 2010 reporting period.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. We are periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for exposures. Based on our evaluation of current tax positions, we believe that we have appropriately accrued for exposures.

Recent Accounting Pronouncements

Effective August 1, 2009, we adopted ASU No. 2009-13, *"Multiple-Deliverable Revenue Arrangements"* (**"ASU 2009-13"**), which amends FASB ASC "Topic 605," *"Revenue Recognition."* ASU 2009-13 amends the FASB ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This guidance was effective for us on August 1, 2010; however, we elected to early adopt as permitted by the guidance. As such, we prospectively applied the provisions of ASU 2009-13 to all revenue arrangements entered into or materially modified after August 1, 2009. During fiscal year ending July 31, 2010 the adoption of ASU 2009-13 did not have a significant impact.

In November 2008 the SEC issued for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (**"IFRS"**). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (the **"IASB"**). Under the proposed roadmap, in fiscal 2015 we could be required to prepare financial statements in accordance with IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this change would have on our consolidated financial statements, and we will continue to monitor the development of the potential implementation of IFRS.

Effective August 1, 2009, we adopted FASB Staff Position (**"FSP"**) No. 142-3, *"Determination of the Useful Life of Intangible Assets,"* which was primarily codified into "Topic 350" — *"Intangibles — Goodwill and Other"* (**"FASB ASC 350"**) in the FASB ASC. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the estimated useful life of a recognized intangible asset and requires enhanced related disclosures. FASB ASC 350 improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. This guidance became effective for us on August 1, 2009. Although future transactions involving intangible assets may be affected by this guidance, it did not impact our financial position or results of operations as we did not acquire any intangible assets during fiscal year 2010.

Effective August 1, 2009, we adopted FSP No. 107-1 and APB Opinion 28-1, *"Interim Disclosures about Fair Value of Financial Instruments,"* which is now part of FASB ASC 825, *"Financial Instruments"* (**"FASB ASC 825"**). FASB ASC 825 requires disclosures about fair value of financial instruments for interim and annual reporting periods and is effective for interim reporting periods ending after June 15, 2009. Such adoption did not have a material impact on our disclosures, financial position or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, *"Measuring Liabilities at Fair Value"* (**"ASU 2009-05"**), which amends ASC "Topic 820", *"Fair Value Measurements and Disclosures."* ASU 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. Changes to the FASB ASC as a result of this update were effective for us on November 1, 2009. The adoption of these changes did not have a material effect on our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Not required.

Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements and schedules and the reports of our independent registered public accounting firm appear beginning on page F-2 of this report and are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Based on our evaluation (with the participation of our principal executive and financial officers), as of the end of the period covered by this report, our principal executive and financial officers have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective to ensure that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that the information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal-control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *"Internal Control — Integrated Framework."* Having assessed such controls accordingly, our management concluded that, as of July 31, 2010, our internal control over financial reporting is effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only a management's report in this Annual Report.

Item 9B. ***Other Information***

None.

PART III

Certain information required by Part III of this Form 10-K is omitted because we will file a definitive proxy statement pursuant to Regulation 14A (the **"Proxy Statement"**) not later than 120 days after the end of the fiscal year covered by this Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. ***Directors, Executive Officers and Corporate Governance***

Incorporated by reference to the portions of the Proxy Statement entitled "Proposal No. 1 — Election of Directors," "Corporate Governance and Board Matters," "Management," "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" and "Additional Information — Audit Committee Financial Expert."

During the fourth quarter of fiscal year 2010, we made no material changes to the procedures by which our stockholders may recommend nominees to our board of directors, as described in our most recent proxy statement.

Code of Ethics. We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer, controller and other senior financial officers. Our code of business conduct and ethics is posted under the "Corporate Governance" section of our website, www.navisite.com. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the code of business conduct and ethics applicable to our chief executive officer, chief financial officer, controller or other senior financial officers by posting such information on our website.

Item 11. *Executive Compensation*

Incorporated by reference to the portions of the Proxy Statement entitled "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Incorporated by reference to the portion of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information as of July 31, 2010

The following table sets forth certain information regarding our equity-compensation plans as of July 31, 2010.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity-compensation plans approved by security holders	6,648,494	$3.15	724,933
Equity-compensation plans not approved by security holders	—		—
Total	6,648,494		724,933

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Incorporated by reference to the portions of the Proxy Statement entitled "Additional Information — Certain Relationships and Related Transactions," and "Corporate Governance and Board Matters."

Item 14. *Principal Accounting Fees and Services*

Incorporated by reference to the portion of the Proxy Statement entitled "Additional Information — Independent Registered Public Accounting Firm Fees" and "Additional Information — Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm."

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

1. *Financial Statements.*

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this report.

2. *Financial Statement Schedule.*

The Financial Statement Schedule of NaviSite and the corresponding Report of Independent Registered Public Accounting Firm on Financial Statement Schedule are filed as part of this report. All other financial statement schedules have been omitted because they are not required or not applicable or the information is otherwise included.

3. *Exhibits.*

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed with, or incorporated by reference in, this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaviSite, Inc.

October 22, 2010

By: /s/ R. Brooks Borcherding

R. Brooks Borcherding
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Andrew Ruhan Andrew Ruhan	Chairman of the Board	October 22, 2010
/s/ R. Brooks Borcherding R. Brooks Borcherding	President and Chief Executive Officer (Principal Executive Officer)	October 22, 2010
/s/ James W. Pluntze James W. Pluntze	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 22, 2010
/s/ Arthur P. Becker Arthur P. Becker	Director	October 22, 2010
/s/ James H. Dennedy James H. Dennedy	Director	October 22, 2010
/s/ Larry W. Schwartz Larry W. Schwartz	Director	October 19, 2010
/s/ Thomas R. Evans Thomas R. Evans	Director	October 22, 2010

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated as of August 10, 2007, by and among NaviSite, Inc.; Navi Acquisition Corp.; Alabanza, LLC; and Hosting Ventures, LLC, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.2	Stock Purchase Agreement, dated August 10, 2007, by and among NaviSite, Inc.; Jupiter Hosting, Inc.; and the stockholders of Jupiter Hosting, Inc., is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 16, 2007 (File No. 000-27597).
2.3	Agreement and Plan of Merger, dated as of September 12, 2007, by and among NaviSite, Inc.; NSite Acquisition Corp.; netASPx, Inc.; and GTCR Fund VI, L.P., is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
2.4	Asset Purchase Agreement, dated as of February 19, 2010, by and among NaviSite, Inc.; NaviSite Disposition, LLC (f/k/a netASPx, LLC); NaviSite Disposition Corp. (f/k/a netASPx Acquisition, Inc.); Network Computing Services, Inc.; NCS Holding Company; and Velocity Technology Solutions II, Inc., is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on February 25, 2010 (File No. 000-27597),
3.1	Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4	Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock, dated as of September 12, 2007, is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
3.5	Waiver of Certificate of Designation of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock by netASPx Holdings, Inc., dated September 25, 2007, is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008 (File No. 000-27597).
3.6	Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
4.1	Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1/A (File No. 333-83501).
4.2	Specimen Certificate of Series A Convertible Preferred Stock of NaviSite, Inc., is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 18, 2007 (File No. 000-27597).
10.1	Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.2	Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.3	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-2 filed January 22, 2004 (File No. 333-112087).

Exhibit No.	Description of Exhibit
10.4	Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.5	Amendment No. 5 to Lease, dated as of August 15, 2008, by and between 400 Minuteman LLC and the Registrant, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008 (File No. 000-27597).
10.6	Amendment No. 6 to Lease, dated as of November 20, 2008, by and between 400 Minuteman LLC and the Registrant.
10.7	Amendment No. 7 to Lease, dated as of March 11, 2009, by and between 400 Minuteman LLC and the Registrant.
10.8	Amendment No. 8 to Lease, dated as of January 19, 2010, by and between 400 Minuteman LLC and the Registrant.
10.9	Amendment No. 9 to Lease, dated as of January 29, 2010, by and between 400 Minuteman LLC and the Registrant.
10.10	Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-83501).
10.11	First Amendment to Lease, dated as of August 9, 2006, by and between the Registrant and Carr NP Properties L.L.C., is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 11, 2006 (File No. 000-27597).
10.12*	Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.13*	NaviSite, Inc., Amended and Restated 1999 Employee Stock Purchase Plan is incorporated herein by reference to Appendix I to the Registrant's Definitive Proxy Statement filed November 13, 2007 (File No. 000-27597).
10.14*	Amendment No. 1 to Amended and Restated 1999 Employee Stock Purchase Plan is incorporated herein by reference to Appendix I to the Registrant's Definitive Proxy Statement filed October 30, 2009 (File No. 000-27597).
10.15*	2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.16*	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.17*	Separation Agreement dated as of April 3, 2006, by and between the Registrant and Arthur P. Becker, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated April 6, 2006 (File No. 000-27597).
10.18*	Amendment No. 1 to Separation Agreement, dated as of December 4, 2008, by and between the Registrant and Arthur P. Becker, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 (File No. 000-27597).
10.19	Warrant Purchase Agreement, dated as of February 13, 2007, by and among the Registrant, SPCP Group, LLC, and SPCP Group III, LLC, is incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.20	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group, LLC, is incorporated herein by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).
10.21	Warrant to Purchase Common Stock, dated February 13, 2007, issued by the Registrant to SPCP Group III, LLC, is incorporated herein by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on February 20, 2007 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.22	Warrant Purchase Agreement, dated as of April 11, 2006, by and among the Registrant, SPCP Group, L.L.C. and SPCP Group III LLC is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.23	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group, LL. is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.24	Warrant, dated as of April 11, 2006, issued by the Registrant to SPCP Group III LLC is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (File No. 000-27597).
10.25	Amendment No. 1 to Warrant, dated as of February 13, 2007, by and between the Registrant and SPCP Group, LLC, is incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007 (File No. 000-27597).
10.26	Credit Agreement, dated as of June 8, 2007, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.27	Security Agreement, dated as of June 8, 2007, by and among NaviSite, Inc.; certain of its subsidiaries; and Canadian Imperial Bank of Commerce, acting through its New York agency, as collateral agent, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.28	Form of Term Note, to be made by NaviSite, Inc., is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.29	Form of Revolving Note to be made by NaviSite, Inc., is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated as of June 13, 2007 (File No. 000-27597).
10.30	Amendment, Waiver and Consent Agreement No. 1, dated as of August 10, 2007, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8K dated as of August 16, 2007 (File No. 000-27597).
10.31	Amended and Restated Credit Agreement, dated as of September 12, 2007, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010 (File No. 000-27597).
10.32	Term Note, dated as of September 12, 2007, issued by NaviSite, Inc., to CIBC, Inc., is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated as of September 18, 2007 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.33	Waiver No. 2, dated as of November 2, 2007, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007 (File No. 000-27597).
10.34	Amendment, Waiver and Consent Agreement No. 3, dated as of January 31, 2008, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007 (File No. 000-27597).
10.35	Amendment and Consent Agreement No. 4, dated as of June 20, 2008, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.36	Amendment, Waiver and Consent Agreement No. 5, dated as of October 30, 2008, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated as of October 29, 2008 (File No. 000-27597).
10.37	Amendment, Waiver and Consent Agreement No. 7, dated as of February 19, 2010, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010 (File No. 000-27597).
10.38	Amendment and Consent Agreement No. 8, dated as of April 30, 2010, by and among NaviSite, Inc.; certain of its subsidiaries; Canadian Imperial Bank of Commerce, through its New York agency, as issuing bank, administrative agent for the Lenders and as collateral agent for the Secured Parties and the issuing bank; CIBC World Markets Corp., as sole lead arranger, documentation agent and bookrunner; CIT Lending Services Corporation, as syndication agent; and certain affiliated entities, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Amendment No. 1 to Quarterly Report on Form 10-Q/A for the fiscal quarter ended April 30, 2010 (File No. 000-27597).
10.39	Registration Rights Agreement, dated as of September 12, 2007, by and between NaviSite, Inc., and GTCR Fund VI, L.P., is incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated September 18, 2007 (File No. 000-27597).
10.40	Warrant to Purchase Stock, dated January 30, 2004, issued by the Registrant to Silicon Valley Bank, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.41*	Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, James W. Pluntze, R. Brooks Borcherding, Mark Clayman, Denis Martin, Sumeet Sabharwal, Rathin Sinha and Mark Zingale, is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.42	Lease and Services Agreement, by and between NaviSite Europe Limited and Global Switch (London) Limited, is incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-2/A filed on March 8, 2004 (File No. 333-12087).
10.43*	NaviSite, Inc., Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.44*	Amendment No. 1 to the NaviSite, Inc., Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.45*	Amendment No. 2 to the Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14C filed March 14, 2006 (File No. 000-27597).
10.46*	Form of Amendment No. 1 to Restricted Stock Agreement Granted Under Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10Q for the fiscal quarter ended January 31, 2009 (File No. 000-27597).
10.47*	Form of Director Restricted Stock Agreement Granted Under Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 (File No. 000-27597).
10.48*	Form of Employee Restricted Stock Agreement Granted Under Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2009 (File No. 000-27597).
10.49*	Separation Agreement, dated as of July 31, 2007, by and between the Registrant and James W. Pluntze, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 2, 2007 (File No. 000-27597).
10.50*	Amendment No. 1 to Separation Agreement, dated as of December 4, 2008, by and between the Registrant and James W. Pluntze, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 (File No. 000-27597).
10.51*	NaviSite, Inc., Amended and Restated Director Compensation Plan is incorporated herein by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated August 16, 2007 (File No. 000-27597).
10.52*	Offer of Employment, dated as of May 19, 2004, by and between the Registrant and Mark Clayman, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.53*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Mark Clayman, is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008 (File No. 000-27597).
10.54*	Amendment No. 1 to Separation Agreement, dated as of December 7, 2008, by and between the Registrant and Mark Clayman, is incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on December 9, 2008 (File No. 000-27597).
10.55*	Offer Letter, dated as of March 27, 2009, effective as of April 3, 2009, by and between the Registrant and R. Brooks Borcherding, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 13, 2009 (File No. 000-27597).
10.56*	Separation Agreement, dated as of April 13, 2009, by and between the Registrant and R. Brooks Borcherding, is incorporated herein by reference to Exhibit 10.52 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.57*	Offer Letter, dated as of August 28, 2009, by and between the Registrant and Mark Zingale, is incorporated herein by reference to Exhibit 10.53 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).

Exhibit No.	Description of Exhibit
10.58*	Separation Agreement, dated as of August 31, 2009, by and between the Registrant and Mark Zingale, is incorporated herein by reference to Exhibit 10.54 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.59*	Summary of the Registrant's FY 2010 Executive Management Bonus Program is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 23, 2009 (File No. 000-27597).
10.60*	Summary of the Registrant's FY 2011 Executive Management Bonus Program.
10.61*	Offer Letter, dated as of June 22, 2003, by and between the Registrant and Denis Martin, is incorporated herein by reference to Exhibit 10.56 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.62*	Separation Agreement, dated as of April 6, 2006, by and between the Registrant and Denis Martin, is incorporated herein by reference to Exhibit 10.57 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.63*	Amendment No. 1 to Separation Agreement, dated as of December 8, 2008, by and between the Registrant and Denis Martin, is incorporated herein by reference to Exhibit 10.58 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.64*	Offer Letter, dated as of September 17, 2004, by and between the Registrant and Sumeet Sabharwal, is incorporated herein by reference to Exhibit 10.59 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.65*	Separation Agreement, dated as of April 3, 2006, by and between the Registrant and Sumeet Sabharwal, is incorporated herein by reference to Exhibit 10.60 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.66*	Amendment No. 1 to Separation Agreement, dated as of December 7, 2008, by and between the Registrant and Sumeet Sabharwal, is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009 (File No. 000-27597).
10.67*	Offer Letter, dated as of May 8, 2007, by and between the Registrant and Rathin Sinha, is incorporated herein by reference to Exhibit 10.61 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
10.68*	Amended and Restated Separation Agreement, dated as of September 3, 2009, by and between the Registrant and Rathin Sinha, is incorporated herein by reference to Exhibit 10.62 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (File No. 000-27597).
21	Subsidiaries of the Registrant.
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Management contract or compensatory plan or arrangement.

INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of July 31, 2010 and 2009	F-3
Consolidated Statements of Operations for the Years Ended July 31, 2010, 2009 and 2008	F-4
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit and Comprehensive Income (Loss) for the Years Ended July 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the Years Ended July 31, 2010, 2009 and 2008	F-6
Notes to Consolidated Financial Statements	F-7
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule	F-36
Financial Statement Schedule — Valuation and Qualifying Accounts	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and subsidiaries (the "Company") as of July 31, 2010 and 2009, and the related consolidated statements of operations, changes in convertible preferred stock and stockholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and subsidiaries as of July 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts
October 22, 2010

NAVISITE, INC.

CONSOLIDATED BALANCE SHEETS

	July 31, 2010	July 31, 2009
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,620	$ 10,534
Accounts receivable, less allowance for doubtful accounts of $1,812 and $1,820 at July 31, 2010 and 2009, respectively	12,532	16,417
Unbilled accounts receivable	730	1,361
Prepaid expenses and other current assets	11,244	6,336
Total current assets	29,126	34,648
Property and equipment, net	29,914	32,048
Intangible assets, net of accumulated amortization	6,579	22,093
Goodwill	46,189	66,566
Other assets	4,039	6,769
Restricted cash	1,190	1,556
Total assets	$ 117,037	$ 163,680
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Notes payable, current portion	$ 4,150	$ 10,603
Capital lease obligations, current portion	4,830	3,040
Accounts payable	7,379	5,375
Accrued expenses	12,213	9,822
Accrued interest	691	1,837
Deferred revenue	5,356	4,285
Deferred other income and customer deposits	977	662
Total current liabilities	35,596	35,624
Capital lease obligations, less current portion	3,505	10,973
Deferred tax liabilities	7,393	7,492
Other long-term liabilities	8,053	7,661
Notes payable, less current portion	49,026	106,154
Total liabilities	103,573	167,904
Series A Convertible Preferred stock, $0.01 par value; designated 5,000 shares; issued and outstanding: 4,087 at July 31, 2010; 3,664 shares at July 31, 2009	34,284	30,879
Commitments and contingencies (Note 12)		
Stockholders' deficit:		
Common stock, $0.01 par value; Authorized 395,000 shares; issued and outstanding: 36,943 and 35,911 at July 31, 2010 and 2009, respectively	369	359
Accumulated other comprehensive loss	(905)	(1,024)
Additional paid-in capital	485,817	485,136
Accumulated deficit	(506,101)	(519,574)
Total stockholders' deficit	(20,820)	(35,103)
Total liabilities and stockholders' deficit	$ 117,037	$ 163,680

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Revenue, net	$125,844	$125,033	$131,762
Revenue, related parties	303	346	372
Total revenue	126,147	125,379	132,134
Cost of revenue	62,314	63,854	75,630
Depreciation and amortization	16,524	17,211	15,999
Restructuring charge	—	209	—
Total cost of revenue	78,838	81,274	91,629
Gross profit	47,309	44,105	40,505
Operating expenses:			
Selling and marketing	20,569	19,206	19,032
General and administrative	21,617	22,867	22,411
Loss on settlement	—	5,736	—
Restructuring charge	—	180	—
Total operating expenses	42,186	47,989	41,443
Income (loss) from operations	5,123	(3,884)	(938)
Other income (expense):			
Interest income	23	43	264
Interest expense	(8,096)	(9,287)	(7,760)
Loss on debt extinguishment	—	—	(1,651)
Other income, net	288	690	2,295
Loss from continuing operations before income taxes and discontinued operations	(2,662)	(12,438)	(7,790)
Income taxes	(755)	(1,241)	(1,152)
Loss from continuing operations	(3,417)	(13,679)	(8,942)
Income (loss) from discontinued operations, net of income taxes	(3,604)	(1,432)	258
Gain on sale of discontinued operations, net of income taxes	20,494	—	—
Net income (loss)	13,473	(15,111)	$ (8,684)
Accretion of preferred stock dividends	(3,718)	(3,350)	(2,656)
Net income (loss) attributable to common stockholders	$ 9,755	$ (18,461)	$ (11,340)
Basic and diluted net income (loss) per common share:			
Loss from continuing operations attributable to common stockholders	$ (0.19)	$ (0.48)	$ (0.33)
Loss from discontinued operations	$ (0.10)	$ (0.04)	$ —
Gain on sale of discontinued operations	$ 0.56	$ —	$ —
Net income (loss) attributable to common stockholders	$ 0.27	$ (0.52)	$ (0.33)
Basic and diluted weighted average number of common shares outstanding	36,354	35,528	34,731
Stock-based compensation expense:			
Cost of revenue	$ 1,023	$ 1,274	$ 1,794
Selling and marketing	682	557	746
General and administrative	1,297	1,292	1,830
Restructuring charge	—	19	—
Total stock-based compensation expense	$ 3,002	$ 3,142	$ 4,370

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount					
					(In thousands)				
Balance at July 31, 2007	—	—	33,506	335	381	481,199	(495,779)	(13,864)	
Exercise of common stock options and shares issued under employee stock purchase plan	—	—	664	7	—	1,947	—	1,954	
Issuance of preferred stock	3,125	24,873	—	—	—	—	—		
Preferred stock dividend	195	2,656	—	—	—	(2,656)		(2,656)	
Issuance of common stock related to acquisition	—	—	25	—	—	226	—	226	
Exercise of common stock purchase warrants	—	—	1,000	10	—	—	—	10	
Vesting of restricted stock and stock-based compensation	—	—	37	—	—	4,370	—	4,370	
Net loss	—	—	—	—	—	—	(8,684)	(8,684)	(8,684)
Currency translation adjustment	—	—	—	—	(128)	—	—	(128)	(128)
Total comprehensive loss	—	—	—	—	—	—	—	—	(8,812)
Balance at July 31, 2008	3,320	$27,529	35,232	$352	$ 253	$485,086	$(504,463)	$(18,772)	
Exercise of common stock options and shares issued under employee stock purchase plan	—	—	519	5	—	259	—	264	
Preferred stock dividend	344	3,350	—	—	—	(3,350)		(3,350)	
Vesting of restricted stock and stock-based compensation	—	—	160	2	—	3,141	—	3,143	
Net loss	—	—	—	—	—	—	(15,111)	(15,111)	(15,111)
Currency translation adjustment	—	—	—	—	(1,277)	—	—	(1,277)	(1,277)
Total comprehensive loss	—	—	—	—	—	—	—	—	(16,388)
Balance at July 31, 2009	3,664	$30,879	35,911	$359	$(1,024)	$485,136	$(519,574)	$(35,103)	
Exercise of common stock options and shares issued under employee stock purchase plan	—	—	760	8	—	1,086	—	1,094	
Preferred stock dividend	460	3,718	—	—	—	(3,718)	—	(3,718)	
Conversion of preferred stock to common stock	(37)	(313)	37	—	—	313	—	313	
Vesting of restricted stock and stock-based compensation	—	—	235	2	—	3,000	—	3,002	
Net income	—	—	—	—	—	—	13,473	13,473	13,473
Currency translation adjustment	—	—	—	—	119	—	—	119	119
Total comprehensive income	—	—	—	—	—	—	—	—	13,592
Balance at July 31, 2010	4,087	$34,284	36,943	$369	$ (905)	$485,817	$(506,101)	$(20,820)	

See accompanying notes to consolidated financial statements.

NAVISITE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2010	2009	2008
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 13,473	$(15,111)	$ (8,684)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	21,159	23,638	21,223
Gain on the sale of discontinued operations	(20,494)	—	—
Mark to market for interest rate cap	85	73	91
Deferred income tax expense	1,530	1,894	1,834
Loss (gain) on disposal of assets	86	(14)	17
Gain on settlements	—	—	(1,607)
Non-cash stock compensation	3,002	3,142	4,370
Provision for bad debts	299	1,908	581
Loss on debt extinguishment	—	—	1,651
Changes in operating assets and liabilities, net of impact of acquisitions			
Accounts receivable	1,325	278	(500)
Unbilled accounts receivable	640	299	(765)
Prepaid expenses and other current assets, net	(2,969)	5,474	(7,222)
Other assets	3,550	(1,874)	(87)
Accounts payable	1,783	(1,553)	2,241
Deferred other income and customer deposits	490	(464)	(132)
Accrued expenses and deferred revenue	849	680	(7,970)
Other long-term liabilities	(217)	3,204	936
Net cash provided by operating activities	24,591	21,574	5,977
Cash flows from investing activities:			
Purchase of property and equipment	(16,986)	(10,648)	(11,975)
Capitalized software development costs	(471)	—	—
Proceeds from the sale of discontinued operations	56,329	—	—
Cash used for acquisitions, net of cash acquired	—	—	(31,373)
Proceeds from the sale of equipment	—	32	1
Changes in restricted cash position	470	45	13,535
Net cash provided by (used for) investing activities	39,342	(10,571)	(29,812)
Cash flows from financing activities:			
Proceeds from exercise of stock options & employee stock purchase plan	1,094	264	1,954
Proceeds from exercise of warrants	—	—	10
Proceeds from notes payable	6,575	10,436	28,881
Repayment of notes payable	(71,855)	(8,997)	(10,114)
Debt issuance costs	(511)	(1,184)	(1,509)
Payments on capital lease obligations	(5,114)	(4,091)	(3,827)
Net cash used for financing activities	(69,811)	(3,572)	15,395
Effect of exchange rate changes on cash and cash equivalents	(36)	(158)	—
Net (decrease) increase in cash and cash equivalents	(5,914)	7,273	(8,440)
Cash and cash equivalents, beginning of year	10,534	3,261	11,701
Cash and cash equivalents, end of year	$ 4,620	$ 10,534	$ 3,261
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 10,224	$ 11,950	$ 11,397
Cash paid for income taxes	$ 1,710	$ 49	$ 38
Supplemental disclosure of non-cash transactions:			
Equipment purchased under capital leases	$ 10,684	$ 2,514	$ 17,652
Issuance of Series A Convertible Preferred Stock in connection with netASPx acquisition	$ —	$ —	$ 24,873
Accretion of Preferred Stock	$ 3,718	$ 3,350	$ 2,656

See accompanying notes to consolidated financial statements.

(1) Description of Business

NaviSite, Inc. (**"NaviSite,"** the **"Company," "we," "us"** or **"our"**), provides IT hosting, outsourcing and professional services. Leveraging our set of technologies and subject matter expertise, we deliver cost-effective, flexible solutions that provide responsive and predictable levels of service for our customers' businesses. Approximately 1,300 companies across a variety of industries rely on NaviSite to build, implement and manage their mission-critical systems and applications. NaviSite is a trusted advisor committed to ensuring the long-term success of our customers' business applications and technology strategies. At July 31, 2010, NaviSite had 10 state-of-the-art data centers in the United States and United Kingdom and a network operations center in India. Substantially all revenue is generated from customers in the United States.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Background

NaviSite commenced operations in 1996 within CMGI, Inc. (currently known as ModusLink Global Solutions, Inc. (**"ModusLink"**)), our former majority stockholder, to support the networks and host websites of ModusLink, its subsidiaries and several of its affiliated companies. In 1997 we began offering and supplying website-hosting and -management services to companies not affiliated with ModusLink. We were incorporated in Delaware in December 1998. In October 1999 we completed our initial public offering of common stock and remained a majority-owned subsidiary of ModusLink until September 2002, at which time ClearBlue Technologies, Inc. (**"CBT"**) became our majority stockholder. CBT is no longer our majority stockholder.

In August 2007 we acquired the outstanding capital stock of Jupiter Hosting, Inc., a privately held company based in Santa Clara, California, that provides managed-hosting services. We also acquired the assets and assumed certain liabilities of Alabanza, LLC, and Hosting Ventures, LLC (together, **"Alabanza"**). Alabanza was a provider of dedicated and shared managed hosting services.

In September 2007 we acquired the outstanding capital stock of netASPx, Inc., an application-management service provider. In October 2007 we acquired the assets of iCommerce, Inc., a reseller of dedicated hosting services.

During fiscal year 2010 we completed two separate asset sales transactions. In February 2010 we sold substantially all of the assets of our netASPx business and in March 2010 we sold the assets associated with two of our primarily co-location data centers.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NaviSite, Inc., and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Significant estimates that we made include the useful lives of fixed assets and intangible assets, the recoverability of long-lived assets, the collectability of receivables, the determination and valuation of goodwill and acquired intangible assets, the fair value of preferred stock, the determination of revenue and related revenue reserves, the determination of stock-based compensation and the determination of the deferred-tax-valuation allowance.

(d) Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid securities with original maturities of three months or less to be cash equivalents. We had restricted cash of $1.4 million and $1.8 million as of July 31, 2010, and July 31, 2009, including $0.2 million that is classified as short-term in our consolidated balance sheet as of July 31, 2010, and included in "Prepaid expenses and other current assets."

At July 31, 2010 and 2009, restricted cash consists of cash-collateral requirements for standby letters of credit associated with several of our facility leases.

(e) Revenue Recognition

Revenue, net, consists of monthly fees for application-management services, managed-hosting solutions, co-location and professional services. Reimbursable expenses charged to clients are included in revenue, net and cost of revenue. Application management, managed-hosting solutions and co-location services are billed and recognized as revenue over the term of the contract, generally one to five years. Installation and up-front fees associated with application management, managed-hosting solutions and co-location services are billed at the time that the installation service is provided and recognized as revenue over the longer of the term of the related contract or the expected customer life. The direct and incremental costs associated with installation and setup activities are capitalized and expensed over the term of the related contract. Payments received in advance of providing services are deferred until the period such services are delivered.

Revenue from professional services is recognized as services are delivered, for time- and materials-type contracts, and using the percentage-of-completion method, for fixed-price contracts. For fixed-price contracts, progress towards completion is measured by a comparison of the total hours incurred on the project to date to the total estimated hours required upon completion of the project. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service-delivery costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represent revenue for services performed that have not yet been billed as of the balance-sheet date. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue-recognition criteria are met.

Effective August 1, 2009, we adopted Accounting Standards Update (**"ASU"**) No. 2009-13, *"Multiple-Deliverable Revenue Arrangements,"* which amends FASB Accounting Standards Codification (**"ASC"**) "Topic 605," *"Revenue Recognition."* ASU 2009-13 amends FASB ASC Topic 605 to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This guidance is effective for us on August 1, 2010; however, we have elected to adopt early, as permitted by the guidance. As such, we have prospectively applied the provisions of ASU 2009-13 to all revenue arrangements entered into or materially modified after August 1, 2009.

In accordance with ASU 2009-13, we allocate arrangement consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using vendor-specific objective evidence (**"VSOE"**), if it exists; otherwise, we use third-party evidence (**"TPE"**). If neither VSOE nor TPE of selling price exists for a unit of accounting, we use estimated selling price (**"ESP"**).

VSOE is generally limited to the price charged when the same or similar product is sold separately. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE for the product or service. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by us.

TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately. It may be difficult for us to obtain sufficient information on competitor pricing to substantiate TPE and therefore we may not always be able to use TPE.

If we are unable to establish selling price using VSOE or TPE, and the order was received or materially modified after our ASU 2009-13 implementation date of August 1, 2009, we will use ESP in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis. Our determination of ESP involves a weighting of several factors based on the specific facts and circumstances of the arrangement. Specifically, we consider the cost to produce or provide the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts or services, our ongoing pricing strategy and policies, the value of any enhancements that have been built into the deliverable and the characteristics of the varying markets in which the deliverable is sold.

We analyze the selling prices used in our allocation of arrangement consideration at a minimum on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

Each deliverable within a multiple-deliverable revenue arrangement is accounted for as a separate unit of accounting under the guidance of ASU 2009-13 if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products.

Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting.

The adoption of ASU 2009-13 did not have a significant impact during fiscal year 2010.

(f) Allowance for Doubtful Accounts

We perform initial and periodic credit evaluations of our customers' financial conditions. We make estimates of the collectability of our accounts receivable and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer creditworthiness (including the customer's financial performance and its business history), current economic trends and changes in our customers' payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve as needed based upon management's estimates of uncollectible amounts based on historical bad debts.

(g) Concentration of Credit Risk

Our financial instruments include cash, cash equivalents, restricted cash, accounts receivable, obligations under capital leases, debt agreements, derivative instruments, preferred stock, accounts payable and accrued expenses. As of July 31, 2010 and 2009, the carrying value of cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximated their fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximated their fair value, as estimated by using discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The Company notes for purposes of complying with the disclosure requirements of FASB ASC 825, it would be impracticable to accurately determine the fair value of its preferred stock without significant cost to the Company as it does not have the internal expertise to perform these valuations and therefore a third party valuation would be required. See Note 11, *Fair Value Measures and Derivative Instruments*, for disclosure of the fair value of our debt obligations and derivative instruments.

Financial instruments that may subject us to concentrations of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to trade receivables is limited due to our broad and diverse customer base. No customer accounted for more than 5% of total revenues in fiscal years 2010, 2009 and 2008 or 5% of the total accounts-receivable balance as of July 31, 2010 and 2009.

(h) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during the reporting period from transactions and other events and circumstances from non-owner sources. We record the components of comprehensive income (loss), primarily foreign-currency-translation adjustments, in our consolidated balance sheets as a component of stockholders' deficit.

(i) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Renewals and betterments that materially extend the life of an asset are capitalized and depreciated. Upon disposal of an asset, its cost and the related accumulated depreciation are removed from their respective accounts and any gain or loss reflected within "Other income, net," in our consolidated statements of operations.

(j) Capitalized Software Development Costs

The Company capitalizes software development costs incurred after a product's technological feasibility has been established and before it is available for general use. Amortization of capitalized software costs commences once the software is available for general use and is computed based on the straight-line method over the estimated economic life of the software product of three years. Software development costs qualifying for capitalization was $0.5 million for the fiscal year ended July 31, 2010. The expense recognized in fiscal year 2010 was not significant. There were no software development costs incurred in prior years.

(k) Long-Lived Assets, Goodwill and Other Intangibles

We follow the provisions of FASB ASC 360 *"Property, Plant and Equipment"* (**"ASC 360"**). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of the asset group to the undiscounted future net cash flows expected to be generated by the asset group. If such asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

We review the valuation of goodwill in accordance with FASB ASC 350 *"Intangibles — Goodwill and Other"* (**"ASC 350"**). Under the provisions of ASC 350, goodwill is required to be tested for impairment annually in lieu of being amortized. This testing is done in the fourth fiscal quarter of each year. In addition to annual testing, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations. Our valuation methodology for assessing impairment requires us to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, we may record additional impairment charges in the future.

(l) Advertising Costs

We charge advertising costs to expense in the period incurred. Advertising expense for the years ended July 31, 2010, 2009 and 2008, were approximately $0.7 million, $0.7 million and $0.7 million, respectively.

(m) Income Taxes

Income taxes are accounted for using the asset-and-liability method in accordance with FASB ASC 740 *"Income Taxes,"* (**"ASC 740"**). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial-statement carrying amounts of existing assets and liabilities and their respective tax bases and operating-loss and tax-credit carryforwards. Deferred-tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income, if any, in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred-tax assets and liabilities of a change in tax rates is recognized in income in the period in which the rate change is enacted.

(n) Derivative Financial Instruments

Derivative instruments are recorded as either assets or liabilities and measured at fair value. Changes in fair value are recognized currently in earnings, within "Other income, net," in our consolidated statements of operations. We utilize interest-rate derivatives to minimize the risk related to rising interest rates on a portion of our floating-rate debt and did not qualify to apply hedge accounting. The interest-rate differentials to be received under such derivatives and the changes in the fair value of the instruments are recognized in Other income, net, each reporting period. The principal objectives of the derivative instruments are to minimize the risks and reduce the expenses associated with financing activities. We do not use derivatives financial instruments for trading purposes.

(o) Lease Expense

Lease expense for our real estate leases, which generally have escalating lease payments over their terms, is recorded on a straight-line basis over the lease term, as defined in FASB ASC 840, *"Leases."* The difference between the expense recorded in our consolidated statements of operations and the amount paid is recorded as deferred rent and is included in our consolidated balance sheets. We had deferred rent of $5.8 million and $4.4 million as of July 31, 2010 and 2009, respectively. Included in these amounts are long-term deferred rent balances of $5.4 million and $4.3 million as of July 31, 2010 and 2009, respectively, which amounts are included in the "Other long-term liabilities" caption in our consolidated balance sheets.

(p) Stock-Based Compensation Plans

FASB ASC 718, *"Compensation — Stock Compensation,"* (**"ASC 718"**) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either

(i) equity instruments of the company or (ii) liabilities that (A) are based on the fair value of the company's equity instruments or (B) may be settled by the issuance of such equity instruments. ASC 718 eliminates the ability to account for share-based compensation transactions using the intrinsic-value method and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in our consolidated statement of operations. In March 2005 the SEC issued Staff Accounting Bulletin (**"SAB"**) No. 107 regarding its interpretation of SFAS 123(R). SAB No. 107 provides the SEC's views regarding interpretations of ASC 718 in light of certain SEC rules and regulations and provides guidance related to the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of ASC 718 and investors and users of financial statements in analyzing the information provided.

Stock Options

The following table summarizes stock-based compensation expense related to employee stock options under ASC 718 for the fiscal years ended July 31, 2010, 2009, and 2008, respectively, and the allocation of such expense.

	Years Ended July 31,		
	2010	2009	2008
	(In thousands)		
Cost of revenue	$ 865	$1,052	$1,724
Selling and marketing	509	457	710
General and administrative	545	507	903
	$1,919	$2,016	$3,337

The fair value of each stock-option grant is estimated on the date of grant using the Black-Scholes Model, (the **"Black-Scholes Model"**), assuming no expected dividends and the following weighted average assumptions. The weighted average risk-free interest-rate assumption is based on the U.S. Treasury rates as of the month of grant. The expected volatility is based on the historical volatility of our stock price over the expected term of the option. The estimate of the expected life of an option is based on its contractual term and past employee-exercise behavior.

	Years Ended July 31,		
	2010	2009	2008
Risk-free interest rate	1.51%	1.67%	3.40%
Expected volatility	104.92%	90.91%	82.65%
Expected life (years)	3.50	2.72	2.50
Weighted average fair value of options granted	$ 1.57	$ 0.70	$ 3.21

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During the fiscal years ended July 31, 2010, 2009 and 2008, we estimated that 5% of options granted would be forfeited before the end of the first vesting tranche. Forfeitures after the first vesting tranche are not considered to be material.

The following table reflects stock-option activity under our equity-incentive plans for the fiscal year ended July 31, 2010.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Options outstanding, beginning of year	6,371,203	$3.58		
Granted	1,889,145	$2.26		
Exercised	(400,280)	$1.53		
Forfeited or Expired	(1,211,574)	$4.56		
Options outstanding, July 31, 2010	6,648,494	$3.15	6.24	$3,658
Options exercisable, July 31, 2010	4,918,308	$3.41	5.16	$2,611

The aggregate intrinsic value of options exercised during the fiscal years ended July 31, 2010, 2009 and 2008, was approximately $0.3 million, $0.1 million and $3.0 million, respectively.

As of July 31, 2010, unrecognized stock-based compensation related to stock options was approximately $4.0 million. This cost is expected to be expensed over a weighted average period of 2.81 years.

Restricted Stock

Restricted stock is shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Restricted stock is expensed ratably over the term of the restriction period.

The following table summarizes stock-based compensation expense related to restricted stock under ASC 718 for the fiscal years ended July 31, 2010, 2009, and 2008, and the allocation of such expense.

	Years Ended July 31,		
	2010	2009	2008
	(In thousands)		
Cost of revenue	$ 30	$129	$ 3
Selling and marketing	129	66	2
General and administrative	690	773	898
	$849	$968	$903

The fair value of restricted stock is based on the market price of our common stock on the grant date. The total grant-date fair value of restricted stock that vested during the fiscal years ended July 31, 2010 and 2009, was approximately $0.7 million and $0.8 million, respectively. As of July 31, 2010, there was approximately $1.5 million of total unrecognized compensation expense related to restricted stock to be recognized over a weighted average period of 4.17 years.

Employee Stock Purchase Plan

Under our 1999 Employee Stock Purchase Plan (the **"ESPP"**), employees who elect to participate instruct the Company to withhold a specified amount through payroll deductions during the offering period of six months. On the last business day of each offering period, the amount withheld is used to purchase newly issued shares of our common stock at an exercise price equal to 85% of the lower of the market price on the first or last business day of the offering period.

Stock-compensation expense for the ESPP is recognized over the offering period. Each offering period consists of six months.

The following table summarizes stock-based compensation expense related to the ESPP under ASC 718 for the fiscal years ended July 31, 2010, 2009 and 2008, and the allocation of such expense.

	Years Ended July 31,		
	2010	2009	2008
	(In thousands)		
Cost of revenue	$128	$ 93	$ 67
Selling and marketing	44	34	34
General and administrative	62	31	29
	$234	$158	$130

We issued 359,803 and 433,901 shares of common stock under the ESPP in fiscal years ended July 31, 2010 and 2009, respectively. As of July 31, 2010, there was approximately $85,000 of unrecognized compensation expense related to the offering periods in progress at July 31, 2010. The expense is to be recognized over a period of five months.

(q) Basic and Diluted Net Loss per Common Share

Basic net loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common and diluted common-equivalent shares outstanding during the period. We utilize the treasury-stock method for options, warrants and non-vested shares and the "if-converted" method for convertible preferred stock and notes, unless such amounts are anti-dilutive.

The following table sets forth common-stock equivalents that are not included in the calculation of diluted net loss per share available to common stockholders because to do so would be anti-dilutive for the periods indicated.

	Years Ended July 31,		
	2010	2009	2008
Common-stock options	685,389	105,765	1,943,861
Common-stock warrants	1,195,184	1,188,783	1,197,992
Restricted stock	87,082	134,222	151,604
Series A convertible preferred stock	4,155,003	3,724,844	3,356,202
ESPP	—	—	28,119
Total	6,122,658	5,153,614	6,677,778

(r) Segment Reporting

We currently operate in one segment, managed-IT services. Our chief operating decision-maker reviews financial information at a consolidated level.

Product and Services Data:

We derive our revenue from managed-IT services, professional services, and America's Job Exchange, our employment-services website ("AJE"). The following is a summary of revenue for the years ended July 31, 2010, 2009 and 2008:

	Years Ended July 31,		
	2010	2009	2008
		(In thousands)	
Managed-IT services	$121,449	$118,559	$112,341
Professional services	2,416	5,288	19,480
AJE	2,282	1,532	313
Total revenue	$126,147	$125,379	$132,134

Geographic Data

Total assets located outside of the United States were 5% and 10% of total assets as of July 31, 2010 and 2009, respectively. Long-lived assets located outside of the United States were 2% and 9% of total long-lived assets at July 31, 2010 and 2009, respectively, or $2.2 million and $11.9 million.

Revenue for the years ended July 31, 2010, 2009 and 2008 from customers located in the United Kingdom, was 11%, 11% and 9%, respectively, of total revenue after taking into consideration the impact of discontinued operations in all three years. In the following table, revenue is determined based on the contracting location:

	Years Ended July 31,		
	2010	2009	2008
		(In thousands)	
United States	$112,640	$111,436	$120,340
All other	13,507	13,943	11,794
Total revenue	$126,147	$125,379	$132,134

Other than the United States and the United Kingdom, no individual country represented greater than 10% of total revenues in any year.

(s) Recent Accounting Pronouncements

Effective August 1, 2009, we adopted ASU No. 2009-13, *"Multiple-Deliverable Revenue Arrangements"* (**"ASU 2009-13"**), which amends FASB ASC "Topic 605," *"Revenue Recognition."* ASU 2009-13 amends the FASB ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence, if available, (2) third-party evidence, if vendor-specific objective evidence is not available, and (3) estimated selling price, if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This guidance is effective for us on August 1, 2010; however, we have elected to early adopt as permitted by the guidance. As such, we have prospectively applied the provisions of ASU 2009-13 to all revenue arrangements entered into or materially modified after August 1, 2009. During fiscal year ending July 31, 2010 the adoption of ASU 2009-13 did not have a significant impact.

In November 2008 the SEC issued for comment a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards

(**"IFRS"**). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (the **"IASB"**). Under the proposed roadmap, in fiscal 2015 we could be required to prepare financial statements in accordance with IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this change would have on our consolidated financial statements, and we will continue to monitor the development of the potential implementation of IFRS.

Effective August 1, 2009, we adopted FASB Staff Position (**"FSP"**) No. 142-3, *"Determination of the Useful Life of Intangible Assets,"* which was primarily codified into "Topic 350" — *"Intangibles — Goodwill and Other"* (**"FASB ASC 350"**) in the FASB ASC. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the estimated useful life of a recognized intangible asset and requires enhanced related disclosures. FASB ASC 350 improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. This guidance must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. This guidance became effective for us on August 1, 2009. Although future transactions involving intangible assets may be affected by this guidance, it did not impact our financial position or results of operations as we did not acquire any intangible assets during fiscal year 2010.

Effective August 1, 2009, we adopted FSP No. 107-1 and APB Opinion 28-1, *"Interim Disclosures about Fair Value of Financial Instruments,"* which is now part of FASB ASC 825, *"Financial Instruments"* (**"FASB ASC 825"**). FASB ASC 825 requires disclosures about fair value of financial instruments for interim and annual reporting periods and is effective for interim reporting periods ending after June 15, 2009. Such adoption did not have a material impact on our disclosures, financial position or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, *"Measuring Liabilities at Fair Value"* (**"ASU 2009-05"**), which amends ASC "Topic 820", *"Fair Value Measurements and Disclosures."* ASU 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. Changes to the FASB ASC as a result of this update were effective for us on November 1, 2009. The adoption of these changes did not have a material effect on our financial position or results of operations.

(t) Foreign Currency

The functional currencies of our international subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders' deficit under "Accumulated other comprehensive income (loss)."

(3) Reclassifications

Certain fiscal-year 2009 and 2008 amounts have been reclassified to conform to the fiscal-year 2010 financial-statement presentation. During fiscal year 2010, the historical results of operations for our netASPx business and the two co-location data centers sold during fiscal year 2010 have been reclassified to discontinued operations for all periods presented in our consolidated statements of operations.

(4) Subsequent Event

Effective July 2009, we adopted the provisions of the FASB-issued SFAS No. 165, *Subsequent Events,* which is now part of FASB ASC 855, *"Subsequent Events"* (**"FASB ASC 855"**). FASB ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance-sheet date but before financial statements are issued or are available to be issued. In accordance with FASB ASC 855, we have evaluated subsequent events through the date of issuance of our consolidated financial statements and have determined that we did not have any material subsequent events.

(5) Discontinued Operations

On February 19, 2010, we entered into an Asset Purchase Agreement (the **"February 2010 Asset Purchase Agreement"**) with Velocity Technology Solutions II, Inc. (**"Velocity"**), pursuant to which we sold substantially all of the assets related to our netASPx business, which is composed solely of the Lawson and Kronos application management and consulting business and the application management of and consulting with respect to ancillary software applications which provide additional functionality, features and/or benefits to the extent such ancillary software applications are used in conjunction with Lawson and/or Kronos applications.

The purchase price for the assets sold was $56.0 million and is subject to further adjustment pursuant to adjustments set forth in the February 2010 Asset Purchase Agreement. Velocity also assumed certain liabilities, including accounts payable, customer credits and liabilities with respect to certain agreements assumed. The sale resulted in a gain of $18.8 million on disposal of the discontinued operations. The gain was primarily comprised of $53.7 million in net cash proceeds inclusive of a working capital adjustment, and estimated realizable portion of certain escrow funds, net of transaction costs, offset by net tangible assets of the business of $6.4 million and write-off of specific goodwill and intangible assets attributable to the netASPx business of $17.6 million and $10.9 million, respectively. On August 18, 2010, we received notice from Velocity that they were making a claim against the February 2010 Asset Purchase Agreement and instructed the escrow agent to withhold distribution of the $4.0 million held in escrow until such claim is resolved. We believe that this claim is without merit and intend to vigorously defend against the claim.

On March 31, 2010, we entered into an Asset Purchase Agreement (the **"March 2010 Asset Purchase Agreement"**) with Virtustream, Inc. and Virtustream DCS, LLC (together, **"Virtustream"**), pursuant to which we sold substantially all of the assets of two co-location data centers; one located in San Francisco, California and one located in Vienna, Virginia for a purchase price of $5.4 million. The sale of these two data centers resulted in a gain of $1.7 million. The gain was primarily comprised of cash proceeds and escrow funds, net of transaction costs, of $4.9 million offset by net tangible assets of the business of $0.4 million and the write-off of $2.8 million of goodwill.

Under both the February 2010 Asset Purchase Agreement and the March 2010 Asset Purchase Agreement, as of July 31, 2010, we remain liable for up to $26.2 million, subject to the new tenants defaulting on the leases. Under certain defined conditions, such obligation may be removed in the future. There was no default by the new tenant as of July 31, 2010.

In accordance with ASC 205-20, *"Discontinued Operations"*, both the netASPx business and the two data center operations have been reflected as discontinued operations for all periods presented in the Company's consolidated statements of operations. Accordingly, the revenue, costs of revenue, expenses, applicable interest expense and income taxes have been broken out separately for these assets to determine the loss from discontinued operations from these sales. Operating results related to these discontinued operations for the fiscal years ended July 31, 2010, 2009 and 2008 were as follows (in thousands):

	July 31, 2010	July 31, 2009	July 31, 2008
Revenue	$14,334	$27,293	$22,745
Cost of revenue	12,501	21,223	16,086
Gross profit	1,833	6,070	6,659
Operating expenses	1,069	1,325	1,446
Interest expense	3,427	5,523	4,273
Income (loss) from discontinued operations before income taxes	(2,663)	(778)	940
Income taxes	(941)	(654)	(682)
Income (loss) from discontinued operations, as reported	$ (3,604)	$ (1,432)	$ 258

Interest expense has been allocated to discontinued operations based upon the net amount of debt repaid as a result of the asset sales using the interest rate in effect during the reported periods.

The Company has elected not to reflect the discontinued operations separately within the consolidated statements of cash flows. As of July 31, 2010, all assets and liabilities related to these discontinued operations were eliminated from our balance sheet. The following is a summary of the financial position of these discontinued operations as of July 31, 2009:

	July 31, 2009
	(In thousands)
Current assets	$ 3,860
Property and equipment, net	3,851
Other long term assets	31,636
Total assets	$39,347
Current liabilities	2,872
Non-current liabilities	1,661
Total liabilities	$ 4,533
Net assets of discontinued operations	$34,814

(6) Property and Equipment

Property and equipment consisted of the following:

	July 31,	
	2010	2009
	(In thousands)	
Office furniture and equipment	$ 4,085	$ 4,208
Computer equipment	89,969	75,766
Software licenses	17,289	15,798
Leasehold improvements	14,068	25,838
	125,411	121,610
Less: Accumulated depreciation and amortization	(95,497)	(89,562)
Property and equipment, net	$ 29,914	$ 32,048

The estimated useful lives of our property and equipment are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, 3 years or the life of the license; and leasehold improvements, the lesser of the lease term and the asset's estimated useful life.

Property and equipment held under capital leases, which are classified primarily as computer equipment and leasehold improvements above, was as follows:

	July 31, 2010	July 31, 2009
	(In thousands)	
Computer equipment	$ 29,699	$ 20,637
Leasehold improvements	—	12,119
Total cost	$ 29,699	$ 32,756
Accumulated depreciation and amortization	(16,466)	(15,324)
	$ 13,233	$ 17,432

The estimated useful lives of assets held under capital leases in circumstances in which the lease does not transfer ownership of the property by the end of the lease term or contains a bargain purchase option are determined in a manner consistent with our normal depreciation policy except that the period of amortization is the lease term.

During fiscal year ended July 31, 2010, we signed a lease amendment to shorten the lease term on one of our data centers from 10-years to 7-years which resulted in a change in the accounting treatment for this lease from a capital lease to an operating lease. As a result of this lease amendment, our capital lease obligations were reduced by $10.5 million and the corresponding leasehold improvement balances declined $9.4 million from the reported balances as of July 31, 2009. See additional discussion regarding this matter in footnote 17, Related-Party Transactions.

During fiscal year ended July 31, 2010, we sold assets associated with three data centers thereby reducing property and equipment, net by $3.6 million. See additional discussion regarding the sale of these data centers in footnote 5, Discontinued Operations.

(7) Intangible Assets

Intangible assets, net, consist of the following:

	July 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer lists	$29,812	$(24,667)	$5,145
Customer-contract backlog	3,400	(3,400)	—
Developed technology	3,140	(2,046)	1,094
Vendor contracts	700	(700)	—
Trademarks	670	(332)	338
Non-compete agreements	206	(204)	2
Intangible assets, net	$37,928	$(31,349)	$6,579

	July 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)	
Customer lists	$39,392	$(26,498)	$12,894
Customer-contract backlog	14,600	(7,619)	6,981
Developed technology	3,140	(1,506)	1,634
Vendor contracts	700	(637)	63
Trademarks	670	(220)	450
Non-compete agreements	206	(135)	71
Intangible assets, net	$58,708	$(36,615)	$22,093

Intangible-asset amortization expense for the years ended July 31, 2010, 2009 and 2008, aggregated $4.6 million, $7.2 million and $7.9 million, respectively. During fiscal years 2010 and 2009, we adjusted the intangible assets and accumulated amortization by $1.6 million and $0.3 million, respectively, to reflect the disposal of acquired intangibles in each year. Excluding the intangible-asset amortization expense related to discontinued operation, intangible-asset amortization expense for the years ended July 31, 2010, 2009 and 2008 aggregated $2.7 million, $3.8 million and $4.9 million, respectively. In February 2010, we sold substantially all of the assets related to our netASPx business, which resulted in an adjustment to our reported intangibles assets of approximately $10.9 million. Intangible assets are being amortized over estimated useful lives ranging from two to eight years.

Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)
2011	$2,538
2012	$2,393
2013	$ 903
2014	$ 726
2015	$ 19

(8) Goodwill

The following table details the carrying amount of goodwill for the fiscal years ended July 31:

	2010	2009	2008
		(In thousands)	
Goodwill as of August 1	$ 66,566	$66,683	$43,159
Acquired goodwill	—	—	23,524
Adjustments to goodwill	(20,377)	(117)	—
Goodwill as of July 31	$ 46,189	$66,566	$66,683

Goodwill acquired during the fiscal year ended July 31, 2008, was related to our acquisitions of Jupiter, Alabanza, netASPx and iCommerce. Goodwill was adjusted during fiscal year 2009, reflecting the finalization of purchase-accounting reserves made within one year of the acquisition date. During the fiscal year ended July 31, 2010, we sold substantially all of the assets related to our netASPx business and two co-location data centers, which resulted in a reduction of our reported goodwill of approximately $17.6 million and $2.8 million, respectively.

(9) Accrued Expenses

Accrued expenses consist of the following:

	July 31, 2010	July 31, 2009
	(In thousands)	
Accrued payroll, benefits and commissions	$ 4,359	$4,086
Accrued legal	151	636
Accrued accounts payable	4,965	2,408
Accrued sales, use, property and miscellaneous taxes	990	421
Accrued other	1,748	2,271
	$12,213	$9,822

(10) Debt

Debt consists of the following:

	July 31, 2010	July 31, 2009
	(In thousands)	
Total term loan	$49,152	$106,700
Other debt	4,024	10,057
Total debt	53,176	116,757
Less current portion, term loan, revolver and other debt	4,150	10,603
Long-term term loan	$49,026	$106,154

(a) Senior Secured Credit Facility

In June 2007 we entered into a senior secured credit agreement (the **"Credit Agreement"**) with a syndicated lending group. The Credit Agreement consisted of a six-year single-draw term loan (the **"Term Loan"**) totaling $90.0 million and a five-year $10.0 million revolving-credit facility (the **"Revolver"**). Proceeds from the Term Loan were used to pay our obligations under the Silver Point Debt (which we describe in subsection (b) below), to pay fees and expenses totaling approximately $1.5 million related to the closing of the Credit Agreement, to provide financing for data-center expansion (totaling approximately $8.7 million) and for general corporate purposes. Borrowings under the Credit Agreement were guaranteed by the Company and certain of its subsidiaries.

Under the Term Loan we are required to make principal amortization payments during the six-year term of the loan in amounts totaling $0.9 million per annum, paid quarterly on the first day of our fiscal quarters. In June 2013 the balance of the Term Loan becomes due and payable. The outstanding principal under the Credit Agreement is subject to prepayment in the case of an Event of Default, as defined in the Credit Agreement. In addition, amounts outstanding under the Credit Agreement are subject to mandatory prepayment in certain cases, including, among others, a change in control of the Company, the incurrence of new debt and the issuance of equity of the Company. In the case of a mandatory prepayment resulting from a debt issuance, 100% of the proceeds must be used to prepay amounts owed under the Credit Agreement. In the case of an equity offering, we are entitled to retain the first $5.0 million raised and must prepay amounts owed under the Credit Agreement with 100% of any equity-offering proceeds that exceed $5.0 million.

Amounts outstanding under the initial Credit Agreement bore interest at either (a) the LIBOR rate plus 3.5% or, at our option, (b) the Base Rate, as defined in the Credit Agreement, plus the Federal Funds Effective

Rate plus 0.5%. Upon the attainment of a Consolidated Leverage Ratio, as defined, of no greater than 3:1, the interest rate under the LIBOR option can decrease to LIBOR plus 3.0%. Interest becomes due and is payable quarterly in arrears. The Credit Agreement requires us to maintain interest-rate cap to minimize exposure to interest-rate fluctuations on an aggregate notional principal amount of 50% of amounts borrowed under the Term Loan. See Note 11.

The Credit Agreement requires us to maintain certain financial and non-financial covenants. Financial covenants include a minimum fixed-charge-coverage ratio, a maximum total-leverage ratio and an annual capital-expenditure limitation. At July 31, 2007, we had exceeded the maximum allowable annual capital expenditures under the terms of the Credit Agreement for the fiscal year ended July 31, 2007. In September 2007, in connection with an amendment to the Credit Agreement that waived the violation as of July 31, 2007, we received an increase in the maximum allowable annual capital expenditures for the fiscal year ended July 31, 2007. Non-financial covenants include restrictions on our ability to pay dividends, to make investments, to sell assets, to enter into merger or acquisition transactions, to incur indebtedness or liens, to enter into leasing transactions, to alter our capital structure and to issue equity. In addition, under the Credit Agreement, we are allowed to borrow, through one or more of our foreign subsidiaries, up to $10.0 million to finance data-center expansion in the United Kingdom.

With very limited exceptions, the Credit Agreement does not allow the Company to authorize, pay or declare any dividends to any person. Under the Credit Agreement, as amended, the only dividends the Company is allowed to declare or pay are: (i) to a wholly-owned subsidiary; (ii) to the Company to repurchase or redeem certain capital stock of the Company held by officers, directors or employees upon their death, disability, retirement or termination; (iii) to redeem or repurchase our Series A Convertible Preferred Stock in accordance with the terms thereof and subject to certain exceptions; and (iv) to issue payment-in-kind dividends on the Series A Convertible Preferred Stock in accordance with the terms thereof.

In August 2007 we entered into Amendment, Waiver and Consent Agreement No. 1 to the Credit Agreement (the **"Amendment"**). The Amendment permitted us (a) to use approximately $8.7 million of cash originally borrowed under the Credit Agreement, which amount was restricted for data-center expansion to partially fund the acquisition of Jupiter and Alabanza, and (b) to issue up to $75.0 million of indebtedness, so long as such indebtedness is unsecured, requires no amortization payment and becomes due or payable no earlier than 180 days after the maturity date of the Credit Agreement in June 2013.

In September 2007 we entered into an Amended and Restated Credit Agreement (the **"Amended Credit Agreement"**). The Amended Credit Agreement provided us with an incremental $20.0 million in term-loan borrowings and amended the rate of interest to LIBOR plus 4.0%, with a step-down to LIBOR plus 3.5% upon attainment of a 3:1 leverage ratio. All other terms of the Credit Agreement remained substantially the same. We recorded a loss on debt extinguishment of approximately $1.7 million for the six months ended January 31, 2008, to reflect this extinguishment of the Credit Agreement, in accordance with FASB ASC 470-50 *"Debt — Modifications and Extinguishments."*

In January 2008 we entered into Amendment, Waiver and Consent Agreement No. 3 to the Amended Credit Agreement (the **"January Amendment"**). The January Amendment amended the definition of Permitted UK Datasite Buildout Indebtedness (as that term is defined in the Amended Credit Agreement) to total $16.5 million, as compared to $10.0 million, and requires the reduction of the $16.5 million to no less than $10.0 million as such indebtedness is repaid as to principal.

In June 2008 we entered into Amendment and Consent Agreement No. 4 to the Amended Credit Agreement (the **"June Amendment"**). The June Amendment (i) amended the definition of Permitted UK Datasite Buildout Indebtedness (as that term is defined in the Amended Credit Agreement) to total $33 million, as compared to $16.5 million, (ii) increased to $20 million the maximum amount of contingent obligations relating to all leases for any period of 12 months and (iii) increased the rate of interest to either (x) LIBOR plus 5.0% or (y) the Base Rate, as defined in the Amended Credit Agreement, plus 4.0%.

At July 31, 2008, we were not in compliance with our financial covenants of leverage, fixed charges and annual capital expenditures. In October 2008 we entered into Amendment, Waiver and Consent Agreement No. 5 to the Amended Credit Agreement (the **"October Amendment"**), which waived these violations as of July 31, 2008. In addition, the October Amendment (i) increased the rate of interest to either (x) LIBOR plus 6% or (y) the Base Rate, as defined in the Amended Credit Agreement, plus 5%, (ii) added a 2% accruing PIK interest until the leverage ratio has been lowered to 3:1, (iii) changed the excess cash flow sweep to 75% to be performed quarterly, (iv) required certain settlement and asset sale proceeds to be used for debt repayment, (v) modified certain financial covenants for future periods, and (vi) required a payment to the lenders of 3% the outstanding term and revolving loans if a leverage ratio of 3:1 is not achieved by January 31, 2010.

In February 2010 we entered into Amendment, Waiver and Consent Agreement No. 7 (**"Amendment No. 7"**). Amendment No. 7 provided for certain required waivers with respect to the security interest in the assets of netASPx transferred post sale and modified the definition of fixed charges to exclude certain prior capital expenditures related to the netASPx business and other contemplated asset sales as well as excluded from our third quarter fixed charge covenant calculation and the purchase of capital equipment to support a recent new customer contract.

In April 2010, we entered into Amendment and Consent Agreement No. 8 (**"Amendment No. 8"**). Amendment No. 8, among other things, (i) reduced the Revolver to $9.0 million and provides for a further reduction of the Revolver to $8.0 million upon the occurrence of certain asset sales, (ii) increased the commitment fee from 0.50% to 0.75%, (iii) changed the excess cash flow sweep to be performed on a semi-annual basis, (iv) modified the amount of asset-sale proceeds to be used for debt repayment, (v) added a prepayment premium to be paid in connection with certain mandatory prepayments in an amount equal to (x) 0.75% (if prepayment is made on or prior to September 30, 2010) and (y) 0.50% (if prepayment is made after September 30, 2010 and on or prior to April 30, 2011) of the aggregate principal amount of the loans repaid plus the amount of the revolving commitments terminated, (vi) modified certain financial covenants for future periods and (vii) added two new financial covenants related to minimum EBITDA and minimum liquidity.

At July 31, 2010, $53.2 million was outstanding under the Amended Credit Agreement, of which $4.0 million was outstanding under the Revolver. We were in compliance with the covenants under the Credit Agreement, as amended, as of July 31, 2010.

(b) Term Loans and Revolving Credit Facilities

In April 2006 we entered into a senior secured term loan and senior secured revolving-credit facility, (the **"Silver Point Debt"**) with Silver Point Finance, LLC and its affiliates (**"Silver Point"**). The term loan consisted of a five-year single-draw term loan in the aggregate amount of $70 million.

In connection with the Silver Point borrowing, we issued two warrants to purchase an aggregate amount of 3,514,933 shares of our common stock at an exercise price of $0.01 per share. These warrants will expire on April 11, 2016. The warrants were valued using the Black-Scholes Model and were recorded in our consolidated balance sheet as a discount to the loan amount of $9.1 million at inception and were being amortized into interest expense over the five-year term of the credit facility.

In February 2007 we entered into Amendment No. 4 and Waiver to Credit and Guaranty Agreement (the **"SP Amendment"**) with Silver Point. In February 2007, in connection with the SP Amendment, we issued warrants to Silver Point to purchase an aggregate of 415,203 shares of common stock at an exercise price of $0.01 per share. The warrants were fair-valued using the Black-Scholes Model, recorded in our consolidated balance sheet at inception as a discount to the loan amount of $2.2 million and were being amortized, as an interest expense, over the five-year term of the credit facility.

The fair value of the warrants issued in connection with the issuance of the debt to Silver Point Debt (noted above) was determined using the Black-Scholes Model with the following assumptions:

	Warrant Issue Date:	
	April 2006	February 2007
Expected life (in years)	10	10
Expected volatility	101.21%	105.96%
Expected dividend rate	0.00%	0.00%
Risk-free interest rate	4.44%	4.58%

The proceeds of the borrowings from Silver Point in April 2006 and February 2007 were allocated to the debt and the warrants by measuring each component's relative fair value. The debt agreements were entered into at market value, and, as such, the difference between the total proceeds received and the fair value of the warrants represented both the residual and relative fair value of the debt. Therefore, the debt and equity components of the arrangement were recorded at their relative fair values.

The fair values of $9.1 million and $2.2 million for the warrants issued in April 2006 and February 2007, respectively, were recorded as additional paid-in capital and as discounts to the loan amount in our consolidated balance sheets upon issuance. The loan-discount amounts were being amortized into interest expense over the five-year term of the credit facility.

The Silver Point Debt was paid in full in June 2007, as discussed above in clause (a).

(c) Notes Payable to the AppliedTheory Estate

As part of Clearblue Technologies Management, Inc.'s acquisition of certain AppliedTheory assets, Clearblue Technologies Management, Inc. made and issued two unsecured promissory notes totaling $6.0 million (the **"Estate Liability"**) due to the AppliedTheory estate in June 2006. The Estate Liability bore interest at 8% per annum, which is due and payable annually. In July 2006 we reached agreement with the secured creditors of AppliedTheory to settle certain claims against the estate of AppliedTheory and repay the outstanding notes including accrued interest for approximately $5.0 million. At July 31, 2007, we had approximately $0.5 million in accrued interest related to these notes. In June 2008 the settlement agreement was approved by the bankruptcy court, the $5.0 million was released from escrow and we recognized a gain on the settlement of $1.6 million. Clearblue Technologies Management, Inc., a former subsidiary of CBT, was purchased by Navisite, Inc. in December 2002.

(11) Fair Value Measures and Derivative Instruments

In October 2007, in connection with the execution of the Amended Credit Agreement in September 2007, (see Note 10), we purchased an interest-rate cap, totaling $10.0 million of notional amount, as the Amended Credit Agreement required that we hedge a minimum notional amount of 50% of all Indebtedness, as defined in the Amended Credit Agreement. In March and July 2009, we amended the interest-rate cap previously purchased to increase the notional amount by $3.0 million and $3.0 million, respectively, to a total of $16.0 million. As of July 31, 2010 and 2009, the fair value of these interest-rate derivatives (representing a notional amount of approximately $47.8 million and $55.8 million at July 31, 2010 and 2009, respectively) was approximately $8,000 and $93,000, respectively, which is included in "Other Assets" in our consolidated balance sheets. The change in fair value during fiscal year 2010 of approximately $85,000 was charged to Other income, net, during the fiscal year ended July 31, 2010.

Fair value of derivative financial instruments. Derivative instruments are recorded in the balance sheet as either assets or liabilities, measured at fair value. Changes in fair value are recognized currently in earnings. We have utilized interest-rate derivatives to mitigate the risk of rising interest rates on a portion of our floating-rate debt and have not qualified for hedge accounting. The interest-rate differentials to be received under such derivatives are recognized as adjustments to interest expense, and the changes in the fair value of the instruments is recognized over the life of the agreements as Other income (expense), net. The principal objectives of the derivative instruments are to minimize the risks associated with financing activities. We do not use derivative financial instruments for trading purposes.

Effective August 1, 2008, we adopted SFAS 157 *"Fair Value Measurements,"* which establishes a framework for measuring fair value and requires enhanced disclosures about fair-value measurements. SFAS 157 requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1 quoted prices in active markets for identical assets or liabilities;

Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; and

Level 3 unobservable inputs, such as discounted-cash-flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair-value measurement. Our interest-rate derivatives are required to be measured at fair value on a recurring basis, and where they are classified within the hierarchy, as of July 31, 2010 and 2009 are as follows:

	Level 1	Level 2	Level 3	Total
Interest-rate derivatives as of July 31, 2010	—	$ 8,000	—	$ 8,000
Interest-rate derivatives as of July 31, 2009	—	$93,000	—	$93,000

Interest-rate derivatives. The initial fair values of these instruments were determined by our counterparties, and we continue to value these securities based on quotes from our counterparties. Our interest-rate derivative is classified within Level 2, as the valuation inputs are based on quoted prices and market-observable data. The change in fair value for the fiscal years ended July 31, 2010, 2009 and 2008, was a loss of approximately $85,000, $73,000 and $91,000, respectively.

Fair value of non-derivative financial instruments. Long-term debt is carried at amortized cost. However, we are required to estimate the fair value of long-term debt under FASB ASC 820, *"Fair Value Measurements and Disclosures."* The fair value of the term loan was determined using current trading prices obtained from indicative market data on the term debt.

A summary of the estimated fair value of our financial instruments as of July 31, 2010 and 2009 follows (in thousands):

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Term loan — short term	$ 126	$ 121	$ 546	$ 368
Term loan — long term	49,026	47,065	106,154	71,654
Total term loan	$49,152	$47,186	$106,700	$72,022
Revolver	$ 4,024	$ 3,742	$ 10,018	$ 6,261

(12) Commitments and Contingencies

Minimum annual rental commitments under operating leases and other commitments are, as of July 31, 2010, as follows:

Description	Total	Less than 1 Year	Year 2	Year 3	Year 4	Year 5	After Year 5
				(In thousands)			
Short/long-term debt	$ 53,176	$ 4,150	$ 505	$48,521	$ —	$ —	$ —
Interest on debt(a)	13,032	4,562	4,533	3,937	—	—	—
Capital leases	9,194	5,484	3,340	370	—	—	—
Operating leases(b)	9,692	2,046	2,107	2,170	2,235	1,134	—
Bandwidth commitments	1,135	684	318	122	11	—	—
Property leases(b)(c)	60,058	7,802	7,651	7,616	7,611	7,688	21,690
	$146,287	$24,728	$18,454	$62,736	$9,857	$8,822	$21,690

(a) Interest on debt assumes that LIBOR is fixed at 3.15%, as this is the minimum interest required under our credit agreement.

(b) Future commitments denominated in foreign currency are fixed at the exchange rates as of July 31, 2010.

(c) Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

Total bandwidth expense for bandwidth commitments was $4.2 million, $4.4 million, and $5.6 million for the fiscal years ended July 31, 2010, 2009 and 2008, respectively.

Total rent expense for property leases was $10.8 million, $11.2 million and $11.1 million for the fiscal years ended July 31, 2010, 2009 and 2008, respectively.

With respect to the property-lease commitments listed above, certain cash amounts are restricted pursuant to terms of lease agreements with landlords. At July 31, 2010, restricted cash of approximately $1.4 million related to these lease agreements consisted of certificates of deposit and a treasury note and are recorded at cost, which approximates fair value.

(b) Legal Matters

IPO Securities Litigation

In 2001, lawsuits naming more than 300 issuers and over 50 investment banks were filed in the U.S. District Court for the Southern District of New York (the **"Court"**) for all pretrial purposes (the **"IPO Securities Litigation"**). Between June 13, 2001, and July 10, 2001, five purported class-action lawsuits seeking monetary damages were filed against us; Joel B. Rosen, our then-chief executive officer; Kenneth W. Hale, our then-chief financial officer; Robert E. Eisenberg, our then president; and the underwriters of our initial public offering of October 22, 1999. On September 6, 2001, the Court consolidated the five similar cases and a consolidated, amended complaint was filed on April 19, 2002 on behalf of all persons who acquired shares of our common stock between October 22, 1999, and December 6, 2000 (the **"Class-Action Litigation"**), against us and Messrs. Rosen, Hale and Eisenberg (collectively, the **"NaviSite Defendants"**) and against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany. The plaintiffs uniformly alleged that all defendants, including the NaviSite Defendants, violated Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 by issuing and selling our common stock in the offering without disclosing to investors that some of the underwriters, including the lead underwriters, allegedly had solicited and received undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. Plaintiffs did not specify the amount of damages they sought in the Class-Action Litigation. On April 2, 2009, a stipulation and agreement of settlement among the plaintiffs, issuer defendants (including any present or former officers and directors) and underwriters was submitted to the Court for preliminary approval (the **"Global Settlement"**). Pursuant to the Global Settlement, all claims against the NaviSite Defendants would be dismissed with prejudice and our pro-rata share of the settlement consideration would be fully funded by insurance. By Opinion and Order dated October 5, 2009, after conducting a settlement fairness hearing on September 10, 2009, the Court granted final approval to the Global Settlement and directed the clerk to close each of the actions comprising the IPO Securities Litigation, including the Class-Action Litigation. A proposed final judgment in the Class-Action Litigation was filed on November 23, 2009, and was signed by the Court on November 24, 2009 and entered on the docket on December 29, 2009.

The settlement remains subject to numerous conditions, including the resolution of several appeals that have been filed, in the United States Court of Appeals for the Second Circuit (the **"Court of Appeals"**), and there can be no assurance that the Court's approval of the Global Settlement will be upheld in all respects upon appeal. The deadline for appellants to submit their papers to the Court of Appeals was October 6, 2010. Two appellants filed opening briefs, and the remaining appellants filed a stipulation of dismissal of their appeals pursuant to Fed. R. App. P. 42(d). Appellees' responding brief is due to be filed no later than February 3, 2011. We believe that the allegations against us are without merit, and, if the litigation continues, we intend to vigorously defend against the plaintiffs' claims. Because of the inherent uncertainty of litigation, and because the settlement remains subject to numerous conditions and appeals, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

On October 12, 2007, a purported NaviSite stockholder filed a complaint for violation of Section 16(b) of the Exchange Act, which provision prohibits short-swing trading, against two of the underwriters of the public offering at issue in the Class-Action Litigation. The complaint is pending in the U.S. District Court for the Western District of Washington (the **"District Court"**) and is captioned Vanessa Simmonds v. Bank of America Corp., et al. Plaintiff seeks the recovery of short-swing profits from the underwriters on behalf of the Company, which is named only as a nominal defendant and from which no recovery is sought. Simmonds' complaint was dismissed without prejudice by the District Court on the grounds that she had failed to make an adequate demand on us before filing her complaint. Because the District Court dismissed the case on the grounds that it lacked subject-matter jurisdiction, it did not specifically reach the issue of whether the plaintiff's claims were barred by the applicable statute of limitations. However, the District Court also granted the underwriter defendants' joint motion to dismiss with respect to cases involving other issuers, holding that the cases were time-barred because the issuers' stockholders had notice of the potential claims more than five years before filing suit.

The plaintiff filed a notice of appeal with the Ninth Circuit Court of Appeals on April 10, 2009, and the underwriter defendants filed a cross-appeal, asserting that the dismissal should have been with prejudice. The appeal and cross-appeal are fully briefed. On October 5, 2010, oral argument was held before the Ninth Circuit Court of Appeals. We do not expect that this claim will have a material impact on our financial position or results of operations.

(13) Income Taxes

Total income tax expense (benefit) from continuing operations for the years ended July 31, 2010, July 31, 2009, and July 31, 2008, consisted of the following:

	2010			2009			2008		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
					(In thousands)				
Federal	$(406)	$ 915	$509	$—	$ 920	$ 920	$—	$ 912	$ 912
Foreign	111	(109)	2	—	—	—	—	(78)	(78)
State	(76)	320	244	—	321	321	—	318	318
	$(371)	$1,126	$755	$—	$1,241	$1,241	$—	$1,152	$1,152

The actual tax expense from continuing operations for the years ended July 31, 2010, July 31, 2009, and July 31, 2008, differs from the expected tax expense for the three years as follows:

	2010	2009	2008
		(In thousands)	
Computed "expected" tax expense (benefit)	$ (905)	$(4,229)	$(2,649)
State taxes, net of federal income tax benefit	160	212	210
Losses not benefited	1,500	5,258	3,591
Total	$ 755	$ 1,241	$ 1,152

Total income tax expense (benefit) from discontinued operations for the year 2010 consists of $2.2 million in current tax expenses and a $1.3 million deferred tax benefit. The tax expenses primarily relate to state tax liabilities for the gain-on-sale of netASPx, Inc., CBT/San Francisco, Inc., and CBT/Vienna, Inc. in 2010. The tax benefit results from the reversal of the deferred tax liability that had been recorded for the tax amortization of netASPx goodwill. Deferred tax expense of $0.7 million which relates to tax goodwill amortization from the acquisition of netASPx was recorded in both fiscal 2009 and 2008.

Temporary differences between the financial statement carrying and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets (liabilities) are comprised of the following:

	2010	2009
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 14,014	$ 12,960
Loss carryforwards	61,072	73,116
Depreciation and amortization	12,524	12,021
Tax Credits	109	—
Total deferred tax assets	$ 87,719	$ 98,097
Less: Valuation allowance	(87,610)	(98,097)
	$ 109	—
Deferred tax liabilities:		
Amortization of tax goodwill	$ (7,391)	$ (7,492)
Net deferred assets/(liabilities)	$ (7,282)	$ (7,492)

The valuation allowance decreased by $10.5 million and increased $2.6 million for the years ended July 31, 2010 and 2009, respectively.

With the exception of $0.1 million relating to an Indian alternative minimum tax credit, the Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized.

The Company experienced a change in ownership as defined in Section 382 of the Internal Revenue Code in September 2007. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result of this change in ownership, the Company's net operating losses incurred prior to the change date are subject to an annual limitation of $10.7 million. The annual limitation is increased as a result of built-in-gain recognized within five years from the date of the ownership change. As a result of a previous change in ownership that occurred in September 2002, the utilization of the Company's federal and state tax net operating losses generated prior to this 2002 change is subject to an annual limitation of approximately $1.2 million. As a result, the Company expects that a substantial portion of its federal and state net operating loss carryforwards generated prior to September 2002 will expire unused.

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $154.2 million, after taking into consideration net operating losses expected to expire unused due to the ownership change that occurred in September 2002. The federal net operating loss carryforwards will expire from fiscal year 2015 to fiscal year 2029 and the state net operating loss carryforwards will expire from fiscal year 2012 to fiscal year 2029. The utilization of these net operating loss carryforwards may be further limited if the Company experiences additional ownership changes as defined in Section 382 of the Internal Revenue Code, as described above, in future years. In addition, the Company has $4.6 million of foreign net operating loss carryforwards that may be carried forward indefinitely.

As of July 31, 2010, the Company has not provided for US deferred income taxes on the undistributed earnings of approximately $0.6 million for its non-US subsidiaries since these earnings are to be reinvested indefinitely. Taxes on such undistributed earnings are immaterial.

The Company's subsidiary in India benefits from certain tax incentives provided to software and technology firms under Indian tax laws. These incentives presently include an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The tax holiday for the Company's Indian subsidiary under STP will expire by March 2011.

The Company currently files income tax returns in the US, the UK, and India which are subject to audit by federal, state, and foreign tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to US federal and state income tax examinations for the fiscal years 2007 through 2009. Prior tax years remain open to the extent of net operating loss carryforwards utilized. We remain subject to UK income tax examinations for the year 2009 and to India income tax examinations for the years 2004 to 2009. One state income tax examination was concluded in 2010. This state audit resulted in no additional income tax due.

(14) Stockholders' Equity

Issuance of Common Stock

In April 2006 we entered into a senior secured term loan and senior secured revolving-credit facility with Silver Point to repay certain maturing debt and increase borrowing available for corporate purposes. In connection with this facility, we issued two warrants to purchase an aggregate of 3,514,933 shares of our common stock at an exercise price of $0.01 per share. The warrants will expire in April 2016. The warrants were valued using the Black-Scholes Model and recorded in our consolidated balance sheet as a discount to the loan amount, based on a determined fair value of $9.1 million. In February 2007, in connection with the

SP Amendment, we issued warrants to purchase an aggregate of 415,203 shares of our common stock at an exercise price of $0.01 per share. The warrants will expire in February 2017. The warrants were valued using the Black-Scholes Model and recorded in our consolidated balance sheet as a discount to the loan amount, based on a determined fair value of $2.2 million. During the years ended July 31, 2008 and 2007, Silver Point exercised 999,500 and 1,730,505 warrants, respectively, to purchase shares of our common stock. At July 31, 2010, the remaining outstanding warrants were 1,200,131.

In June 2007 the remaining unamortized value of the warrants was charged to income in connection with our repayment of the debt and included in Loss on Debt Extinguishment in our consolidated statement of operations for the fiscal year ended July 31, 2007.

Redeemable Preferred Stock

In connection with the acquisition of netASPx, we issued 3,125,000 shares of the Preferred Stock. The Preferred Stock was initially recorded at its fair value at the date of issue of $24.9 million. The Preferred Stock currently accrues PIK dividends at 12% per annum. During the 12 months ended July 31, 2010 and 2009, we issued 459,919 and 344,560 shares of Preferred Stock dividends, respectively. The Company accounts for the accretion of changes in redemption value of the preferred stock from the date of issuance. The carrying amount at each balance sheet date includes amounts representing PIK dividends not currently declared or issued but which may be payable under the redemption features.

The Preferred Stock is convertible into our common stock, at any time, at the option of the holder, at $8.00 per share, adjusted for stock splits, dividends and other similar adjustments. The Preferred Stock carries customary liquidation preferences providing it preference to common shareholders in the event of a liquidation, subject to certain limitations. We can redeem the Preferred Stock in cash at any time at $8.00 per share, plus accrued but unpaid PIK dividends thereon. On or after August 2013, the Preferred Stock is redeemable in cash at the option of the holders at the then-applicable redemption price. For matters that require stockholder approval, the holders of the Preferred Stock are entitled to vote as one class together with the holders of common stock on an "as-converted" basis.

(15) Stock-Option Plans and Restricted Stock Awards

(a) NaviSite 1998 Equity Incentive Plan

In December 1998 our board of directors and stockholders approved the 1998 Equity Incentive Plan, as amended (the **"1998 Plan"**). Under the 1998 Plan nonqualified stock options or incentive stock options may be granted to our or our affiliates' employees, directors, and consultants, as defined, up to a maximum number of shares of our common stock not to exceed 1,000,000 shares. Our board of directors administers this plan, selects the individuals who are eligible to be granted options under the 1998 Plan and determines the number of shares and exercise price of each option. The chief executive officer, upon authority granted by the board of directors, is authorized to approve the grant of options to purchase common stock under the 1998 Plan to certain persons. Options are granted at fair market value. The majority of the outstanding options under the 1998 Plan had a ten-year maximum term and vested over a one-year period, with 50% vesting on the date of the grant and the remaining 50% vesting monthly over the following 12 months. On December 9, 2003, our stockholders approved the 2003 Stock Incentive Plan (the **"2003 Plan"**), and since that date no additional options have been granted under the 1998 Plan.

The following table reflects activity and historical exercise prices of stock options under our 1998 Plan for the three years ended July 31, 2010, 2009, and 2008, respectively:

	2010		2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	120,000	$2.55	120,000	$2.55	120,066	$2.55
Granted	—	$ —	—	$ —	—	$ —
Exercised	—	$ —	—	$ —	—	$ —
Cancelled	—	$ —	—	$ —	(66)	$3.30
Options outstanding, end of year	120,000	$2.55	120,000	$2.55	120,000	$2.55
Options exercisable, end of year	120,000	$2.55	120,000	$2.55	120,000	$2.55
Options available for grant, end of year	—		—		—	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01 - 2.55	120,000	2.94	$2.55	120,000	$2.55
	120,000			120,000	

(b) NaviSite 2003 Stock Incentive Plan

On July 10 and December 9, 2003, respectively, the 2003 Plan was approved by our board of directors and stockholders. The 2003 Plan provides that stock options or restricted-stock awards may be granted to employees, officers, directors, consultants and advisors of the Company (or any present or future parent or subsidiary corporations and any other business venture (including, without limitation, a joint venture or limited-liability company) in which the Company has a controlling interest, as determined by our board of directors). On January 27, 2006, our board of directors approved, subject to stockholder approval, an amendment to increase the maximum number of shares authorized under the 2003 Plan to 11,800,000 shares. This amendment was deemed effective on February 23, 2006. On July 31, 2010, there were 11,800,000 shares authorized under the 2003 Plan.

The 2003 Plan is administered by our board of directors or any committee to which our board delegates its powers under the 2003 Plan. Subject to the provisions of the 2003 Plan, our board will determine the terms of each award, including the number of shares of common stock subject to the award and the exercise thereof.

Our board of directors may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Plan so long as such amendment, modification or termination would not materially and adversely affect the participant. Our board of directors may also provide that any stock option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2003 Plan shall be free of some or all restrictions.

As of July 31, 2010, stock options to purchase 6,526,162 shares of common stock at a weighted average exercise price of $3.15 per share were outstanding under the 2003 Plan. For our employees the options are exercisable as to 25% of the original number of shares on the six-month (180th day) anniversary of the option holder's grant date and thereafter in equal amounts monthly over the three-year period commencing on the six-month anniversary of the option holder's grant date. Options granted under the 2003 Plan have a maximum term of ten years.

The following table reflects activity and historical exercise prices of stock options under the 2003 Plan for the three years ended July 31, 2010, 2009 and 2008, respectively:

	2010		2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	6,248,538	$3.55	6,599,500	$3.92	6,533,189	$3.59
Granted	1,889,145	$2.26	867,225	$1.33	2,002,500	$6.27
Exercised	(400,280)	$1.53	(85,701)	$1.55	(597,732)	$2.91
Cancelled	(1,211,241)	$4.34	(1,132,486)	$4.15	(1,338,457)	$6.28
Options outstanding, end of year	6,526,162	$3.15	6,248,538	$3.55	6,599,500	$3.92
Options exercisable, end of year	4,795,976	$3.41	4,941,584	$3.53	4,635,450	$3.46
Options available for grant, end of year	724,933		1,450,862		2,095,412	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.26 - 1.45	762,846	7.09	$1.16	539,179	$1.24
$1.46 - 1.48	108,625	5.52	$1.48	108,625	$1.48
$1.49 - 1.58	866,006	4.71	$1.58	860,838	$1.58
$1.59 - 2.38	679,665	8.31	$2.01	304,329	$2.04
$2.39 - 2.44	89,000	4.97	$2.44	80,000	$2.44
$2.44 - 2.48	674,500	9.87	$2.48	—	$ 0
$2.49 - 2.85	723,812	4.92	$2.59	547,206	$2.56
$2.86 - 4.00	785,088	7.13	$3.61	584,463	$3.71
$4.01 - 5.28	418,769	5.42	$4.41	400,532	$4.42
$5.29 - 10.81	1,417,851	4.85	$5.89	1,370,804	$5.85
	6,526,162			4,795,976	

Restricted Stock Issued under the 2003 Plan

The following table reflects restricted stock activity under our equity-incentive plans for the fiscal year ended July 31, 2010.

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding, beginning of year	1,122,110	$3.27
Granted	63,000	$1.97
Vested	(233,986)	$3.00
Forfeited	(11,630)	$3.73
Restricted stock outstanding, July 31, 2010	939,494	$3.24

In each of December 2009 and December 2008 we granted 15,750 shares of restricted stock to each of our non-employee members of our board of directors (for a total of 63,000) under the 2003 Plan. The December 2009 and December 2008 grants had weighted average grant date fair values of $1.97 per share and $0.37 per share, respectively. These shares of restricted stock carry restrictions as to resale that lapse with time over the 12-month period beginning with the date of grant, so long as such member of our board of directors serves on our board as of each such vesting date. The grant-date fair value of the shares of restricted stock was determined based on the market price of our common stock on the date of grant.

In April 2009 we granted 200,000 shares of restricted stock to a certain executive under the 2003 Plan at a weighted average grant date fair value of $0.44. These shares of restricted stock carry restrictions as to resale that lapse over time as to 25% of the original number of shares on the six-month anniversary of the grant date and, thereafter, in equal amounts monthly over the three-year period commencing on the six-month anniversary of the grant date, so long as the holder is employed on each such vesting date.

In August 2008 we granted approximately 0.8 million shares of restricted stock to certain executives under the 2003 Plan at a weighted average grant date fair value of $3.29 per share. The grant-date fair value of the shares of restricted stock was determined using Monte Carlo simulations allowing for the incorporation of market-based hurdles. These shares are subject to certain vesting criteria: (i) for the first third of the shares, 50% vests upon our exceeding a market capitalization of $182,330,695 for 20 consecutive trading days, and the remaining 50% of such one third vests on the one-year anniversary thereafter, (ii) for the second third of the shares, 50% vests upon our exceeding a market capitalization of $232,330,695 for 20 consecutive trading days, and the remaining 50% of such one third vests on the one-year anniversary thereafter and (iii) for the final third of the shares, 50% vests upon our exceeding a market capitalization of $282,330,695 for 20 consecutive trading days, and the remaining 50% of such one third vests on the one-year anniversary thereafter. A participant will only vest in such shares if he or she is employed by us on a vesting date. If the vesting criteria is not met by the 10th anniversary of the grant date, all unvested shares shall automatically be forfeited to the Company. Compensation expense is being recognized over the derived service period.

In July 2008 we granted approximately 148,750 shares of restricted stock to employees under the 2003 Plan at a weighted average grant date fair value of $3.73 per share. These shares carry restrictions that lapse as the employees provide service, as to 25% of the shares, on the six-month anniversary of the grant date and, as to the remainder, in six equal installments every six months thereafter. The grant-date fair value of the shares of restricted stock was determined based on the market price of our common stock on the date of grant.

In April 2008 we granted approximately 221,640 shares of restricted stock to certain executives under the 2003 Plan at a weighted average grant date fair value of $7.93 per share. These shares carry restrictions that lapse as the employees provide service, as to one-third of the shares per annum, on each of the first, second and third anniversaries of the date of grant. With respect to 0.1 million of the shares of restricted stock, the restrictions could have lapsed on an earlier date, as to 100% of the shares, if we achieved certain revenue and EBITDA targets for our 2008 fiscal year. We did not achieve these targets, and therefore no acceleration with respect to these shares occurred. The grant-date fair value of the shares of restricted stock was determined based on the market price of our common stock on the date of grant.

(c) Other Stock-Option Grants

At July 31, 2010, we had 2,332 outstanding stock options issued outside of existing plans to certain former directors at an average exercise price of $38.98. These stock options were fully vested on the grant date and have a contractual life of 10 years. The remaining average contractual life is .46 years.

(d) 1999 Employee Stock Purchase Plan

Our ESPP was adopted by our board of directors and approved by our stockholders in October 1999. A total of 6,666 shares of our common stock, as adjusted, were originally reserved for issuance there under. An amendment to increase the number of shares reserved for issuance under the ESPP to 16,666 shares, as adjusted, was adopted by our board of directors on October 1, 2000, and approved by the stockholders on December 20, 2000.

On November 8, 2007, our board of directors approved an amendment and restatement of the ESPP to increase the number of shares reserved for issuance under the ESPP from 16,666 shares, as adjusted, to 516,666 shares. This amendment and restatement was approved by the stockholders on December 12, 2007. On July 2, 2009, our board of directors approved an amendment of the ESPP to increase the number of shares reserved for issuance under the ESPP to 1,116,666 shares. This amendment was approved by the stockholders on December 15, 2009.

Under the ESPP, employees who elect to participate instruct the Company to withhold a specified amount through payroll deductions during the offering period of six months. On the last business day of each offering period, the amount withheld is used to purchase our common stock at an exercise price equal to 85% of the lower of the market price on the first or last business day of the offering period. We issued 359,803, 433,901 and 66,074 shares in fiscal years 2010, 2009 and 2008, respectively. As of July 31, 2010, there were 240,231 shares available for future grant under the ESPP.

(16) Restructuring Charge

During fiscal year 2009, we initiated the restructuring of our professional services organization in an effort to realign resources. As a result of this initiative, we terminated several employees resulting in a restructuring charge for severance and related costs of $0.5 million.

The following is a roll forward of the restructuring accrual as of July 31, 2009:

	(In thousands)
Restructuring accrual balance at July 31, 2008	$ —
Restructuring and other related charges	476
Cash payments and other settlements	(389)
Other adjustments	(87)
Restructuring accrual balance at July 31, 2009	$ —

As of July 31, 2009, there were no further obligations. The initial restructuring charge was adjusted during fiscal year 2009 to reflect the reduction of future payments of $87,000 due under this plan.

(17) Related-Party Transactions

We provide hosting services for Global Marine Systems, which is controlled by the chairman of our board of directors. During the fiscal years ended July 31, 2010, 2009 and 2008, we generated revenues of approximately $141,000, $113,000 and $251,000, respectively, under this arrangement, which has been included in "Revenue, related parties," in our consolidated statements of operations. The accounts receivable balances at July 31, 2010 and 2009, related to this related party were not significant.

In fiscal years 2010, 2009 and 2008, we performed professional and hosting services for a company whose chief executive officer is related to our former chief executive officer. For the fiscal years ended July 31, 2010, 2009 and 2008, revenue generated from this company was approximately $162,000, $233,000 and $121,000, respectively, which amounts are included in "Revenue, related parties," in our consolidated statements of operations. At July 31, 2010 and 2009, we had approximately $39,000 and $70,000, respectively, of accounts receivable outstanding for this related party.

On February 4, 2008, one of our subsidiaries, NaviSite Europe Limited, entered into — and we guaranteed — a Lease Agreement (the "Lease") for approximately 10,000 square feet of data-center space located in Caxton Way, Watford, U.K. (the "Data Center"), with Sentrum III Limited. The Lease had an original 10-year term. NaviSite Europe Limited and the Company are also parties to a services agreement with Sentrum Services Limited for the provision of services within the data center. During fiscal years 2010, 2009 and 2008, we paid $2.5 million, $2.4 million and $1.7 million, respectively, under these arrangements. On January 29, 2010, the Lease was amended to shorten the term from 10-years to 7-years and certain of our termination rights were removed. The lease term modification changed the accounting treatment for this lease from a capital lease to an operating lease. The capital lease obligation was reduced by $10.5 million; the corresponding leasehold improvement balance declined $9.4 million from the reported balances as of July 31, 2009 and we recorded $1.1 million of deferred income associated with the transaction to be recognized straightline as future reductions in rent expense over the remaining lease term. The chairman of our board of directors has a financial interest in each of Sentrum III Limited and Sentrum Services Limited.

In November 2007, NaviSite Europe Limited entered into — and we guaranteed — a lease-option agreement for data-center space in the UK with Sentrum IV Limited. As part of this lease-option agreement, we made a fully refundable deposit of $5.0 million in order to secure the right to lease the space upon the completion of the building construction. In July 2008, the final lease agreement was completed for approximately 11,000 square feet of data-center space. Subsequent to July 31, 2008, the deposit was returned to us. The chairman of our board of directors has a financial interest in Sentrum IV Limited. In September 2009, the parties terminated this arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
NaviSite, Inc. and Subsidiaries:

Under date of October 22, 2010, we reported on the consolidated balance sheets of NaviSite, Inc. and subsidiaries as of July 31, 2010 and 2009 and the related consolidated statements of operations, changes in convertible preferred stock and stockholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended July 31, 2010, which are contained in the July 31, 2010 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Boston, Massachusetts
October 22, 2010

NAVISITE, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Years Ended July 31, 2010, 2009 and 2008			
	Balance at Beginning of Year	Additions Charged to Expense	Deductions from Reserve	Balance at End of Year
		(In thousands)		
Year ended July 31, 2008:				
Allowance for doubtful accounts	$ 781	$ 581	$(465)	$ 897
Year ended July 31, 2009:				
Allowance for doubtful accounts	$ 897	$1,908	$(985)	$1,820
Year ended July 31, 2010:				
Allowance for doubtful accounts	$1,820	$ 299	$(307)	$1,812

Deductions from reserve primarily represent actual write-off of previously reserved receivable balances.

NaviSite®

400 Minuteman Road
Andover, Massachusetts 01810

November 1, 2010

Dear NaviSite Stockholders:

I am pleased to invite you to attend the 2010 Annual Meeting of Stockholders (the "**Annual Meeting**") of NaviSite, Inc. to be held on Tuesday, December 14, 2010 at 9:00 a.m., local time, at the Westin Boston Waterfront, 425 Summer Street, Boston, Massachusetts 02210.

Specific details regarding admission to the meeting and the business to be conducted at the Annual Meeting are included in the Notice of Annual Meeting of Stockholders and Proxy Statement.

This year, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a notice with instructions for accessing the proxy materials and voting via the Internet. The notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. This makes the proxy distribution process more efficient and less costly.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. As an alternative to voting in person at the Annual Meeting, you may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by completing and returning the proxy card. Voting by any of these methods will ensure your representation at the Annual Meeting.

Thank you for your continued support.

Sincerely,



R. Brooks Borcherding
President and Chief Executive Officer

NAVISITE, INC.

400 Minuteman Road
Andover, MA 01810

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On Tuesday, December 14, 2010

To the Stockholders of NaviSite, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders (the "**Annual Meeting**") of NaviSite, Inc., a Delaware corporation ("**NaviSite**"), will be held on Tuesday, December 14, 2010 at 9:00 a.m., local time, at the Westin Boston Waterfront, 425 Summer Street, Boston, Massachusetts 02210, for the following purposes:

(1) To elect each of Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz, the current members of the Board of Directors of NaviSite, to serve for an additional one-year term;

(2) To ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2011; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Annual Meeting.

Admission of stockholders to the Annual Meeting will be on a first-come, first-served basis, and picture identification will be required to enter the Annual Meeting. An individual arriving without picture identification will not be admitted unless it can be verified that the individual is a NaviSite stockholder. Use of cameras, cellular phones, recording equipment and other electronic devices will not be permitted at the Annual Meeting. NaviSite reserves the right to inspect any persons or items prior to their admission to the Annual Meeting.

Only stockholders of record as of the close of business on Monday, October 18, 2010 are entitled to notice of, and to vote at, the Annual Meeting. All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,



THOMAS B. ROSEDALE
Assistant Secretary

Andover, Massachusetts
November 1, 2010

YOUR VOTE IS IMPORTANT.

In order to ensure your representation at the Annual Meeting, please submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the enclosed envelope (to which no postage needs to be affixed if mailed in the United States). Please refer to the section entitled "Voting Instructions" on page 2 of the proxy statement for a description of these voting methods.

NAVISITE, INC.

PROXY STATEMENT

Annual Meeting of Stockholders
To Be Held On Tuesday, December 14, 2010

General

This proxy statement (this "**Proxy Statement**") is furnished in connection with the solicitation of proxies by the Board of Directors (the "**Board of Directors**," or "**Board**") of NaviSite, Inc., a Delaware corporation ("**NaviSite**"), for use at NaviSite's 2010 Annual Meeting of Stockholders (the "**Annual Meeting**"), which will be held on Tuesday, December 14, 2010 at 9:00 a.m., local time, at the Westin Boston Waterfront, 425 Summer Street, Boston, Massachusetts 02210 and at any adjournments thereof, for the purposes set forth in the Notice of Annual Meeting of Stockholders. You may obtain directions to the location of our Annual Meeting by writing or calling our Investor Relations Department at 400 Minuteman Road, Andover, Massachusetts 01810, or telephone (978) 682-8300.

On or about November 3, 2010, we are either mailing or providing notice and electronic delivery of these proxy materials together with an annual report, consisting of our Annual Report on Form 10-K for the fiscal year ended July 31, 2010 (the "**2010 Annual Report**") and other information required by the rules of the Securities and Exchange Commission (the "**SEC**"). NaviSite's principal executive offices are located at 400 Minuteman Road, Andover, Massachusetts 01810 and its telephone number is (978) 682-8300.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on December 14, 2010: This Proxy Statement and our 2010 Annual Report are available for viewing, printing and downloading at www.navisiteproxy.com.

Solicitation

The cost of soliciting proxies, including expenses in connection with preparing, printing and mailing of the Notice of Internet Availability of Proxy Materials, this Proxy Statement, and any additional solicitation material will be borne by NaviSite. NaviSite may engage a paid proxy solicitor to assist in the solicitation. Copies of solicitation materials will be furnished to brokerage houses, nominees, fiduciaries and custodians to forward to beneficial owners of NaviSite's common stock, $.01 par value per share (the "**Common Stock**"), held in their names. In addition to the solicitation of proxies by mail, NaviSite's directors, officers and other employees may, without additional compensation, solicit proxies by telephone, facsimile, electronic communication and personal interviews. NaviSite will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to stockholders.

Record Date, Voting Securities and Votes Required

Only holders of record of Common Stock and NaviSite Series A Convertible Preferred Stock (the "**Preferred Stock**") as of the close of business on Monday, October 18, 2010 (the "**Record Date**") will be entitled to receive notice of, and vote at, the Annual Meeting and any adjournments thereof. On the Record Date, NaviSite had approximately 37,930,512 shares of Common Stock and 4,209,442 shares of Preferred Stock issued and outstanding and entitled to be voted. The holders of Common Stock and Preferred Stock are entitled to one vote for each share held as of the Record Date on any proposal presented at the Annual Meeting. The holders of Common Stock and Preferred Stock vote together as one class.

A majority of the shares of Common Stock and Preferred Stock issued and outstanding and entitled to be voted at the Meeting will constitute a quorum at the Annual Meeting. Votes withheld, abstentions and broker non-votes shall be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting.

The affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal No. 1). The affirmative vote of the holders of a majority of the shares of Common Stock and Preferred Stock, voting together as a single class, present or represented by proxy and voting on the matter is required to ratify the appointment of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2011 (Proposal No. 2).

Shares which abstain from voting on a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter ("**broker non-votes**") will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the election of directors (Proposal No. 1), which requires a plurality of the votes cast, or the ratification of the appointment of KPMG LLP as NaviSite's independent registered public accounting firm (Proposal No. 2), which each require an affirmative vote of a majority of the shares of Common Stock and Preferred Stock present or represented by proxy and voting on the matter.

An automated system administered by NaviSite's transfer agent tabulates the votes. The votes on each matter are tabulated separately.

Voting Instructions

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voting instruction card from your bank, broker or other nominee for the Annual Meeting, with instructions for voting via the Internet or by telephone. If you received a Notice of Internet Availability of Proxy Materials, the Notice of Internet Availability of Proxy Materials will contain instructions on how to access and review the proxy materials online and how to obtain a paper or electronic copy of the materials, which will include the Proxy Statement, the 2010 Annual Report and a proxy card or voting instruction card, as well as instructions on how to vote either at the Annual Meeting, via the Internet, by telephone or by mail.

Those stockholders who receive a paper proxy card and voting instructions by mail, and who elect to vote by mail, should complete, sign and return the proxy card in the prepaid and addressed envelope that was enclosed with the proxy materials, and the shares will be voted at the Annual Meeting in the manner directed. If you complete, sign and return your proxy card, it will be voted as you direct. In the event no choice is specified on a signed proxy card, the persons named as proxies will vote:

- **FOR** the election of each of Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz to the Board of Directors;

- **FOR** the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2011; and

- In their discretion as to any other matter that may be properly brought before the Annual Meeting or any adjournments thereof.

If the shares you own are held in "street name" by a bank, broker or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares. Under applicable stock exchange rules, if you do not give instructions to your bank, broker or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of "non-discretionary" items, the shares that do not receive voting instructions will be treated as "broker non-votes", the effect of which is discussed above in the section entitled "Record Date, Voting Securities and Votes Required."

Discretionary Items	Non-Discretionary Items
• Proposal No. 2 — Ratification of KPMG LLP as the Company's independent registered public accounting firm	• Proposal No. 1 — Election of Directors

If you are a stockholder as of the Record Date and attend the meeting, you may personally deliver your completed proxy card or vote in person at the meeting.

Revocability of Proxy

You may revoke your proxy at any time before it is voted at the Annual Meeting by:

- notifying NaviSite's Secretary in writing at the principal executive offices of NaviSite located at 400 Minuteman Road, Andover, MA 01810, Attention: Assistant Secretary, before the Annual Meeting that you have revoked your proxy; or
- attending the Annual Meeting and voting in person at the Annual Meeting.

If you plan to attend the Annual Meeting and wish to vote in person, we will give you a ballot at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a proxy from your nominee authorizing you to vote your "street name" shares held as of the Record Date.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2010, with respect to the beneficial ownership of Common Stock and Preferred Stock by the following:

- each person known by NaviSite to beneficially own more than 5% of the outstanding shares of Common Stock or Preferred Stock;
- each of the members of NaviSite's Board;
- our former Chief Executive Officer, our current Chief Executive Officer and our Chief Financial Officer, who are our two most highly compensated executive officers, and one individual who would have been among the two most highly compensated executive officers but for the fact that he was not serving as an executive officer at the end of the fiscal year ended July 31, 2010 (together, the "**Named Executive Officers**"); and
- all of the current executive officers and members of NaviSite's Board as a group.

For purposes of the following table, beneficial ownership is determined in accordance with the rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes to the table, NaviSite believes that each person or entity named in the table has sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by them (or shares such power with his or her spouse). Under such rules, any shares of Common Stock that a person has the right acquire within 60 days after September 30, 2010, through the exercise of any options ("**Presently Exercisable Options**") or warrants or other right are deemed outstanding and are included in the number of shares beneficially owned by a person named in the table and are used to compute the percentage ownership of that person. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each person listed in the table is c/o NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810.

The percentage ownership of Common Stock of each person or entity named in the following table is based on 37,927,187 shares of Common Stock outstanding as of September 30, 2010, plus any shares subject to Presently Exercisable Options and shares of Preferred Stock currently convertible into shares of Common Stock held by such person. The percentage ownership of Preferred Stock of each person or entity named in the following table is based on 4,209,442 shares of Preferred Stock outstanding as of September 30, 2010.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	**Number of Common Shares**	**Percentage of Common Stock**	**Number of Preferred Shares**	**Percentage of Preferred Stock**
5% Stockholders				
Atlantic Investors, LLC 654 Madison Avenue, Suite 1609 New York, NY 10021	13,841,028(1)	36.5%	—	—
netASPx Holdings, Inc. c/o GTCR Golder Rauner, LLC 6100 Sears Tower Chicago, IL 60606	3,913,021(2)	9.4%	3,913,021(3)	93.0%
Directors and Named Executive Officers				
Andrew Ruhan	127,250(4)	*	—	—
Arthur P. Becker	1,759,786(5)	4.5%	—	—
James Dennedy	162,250(6)	*	—	—
Thomas R. Evans	192,250(7)	*	—	—
Larry Schwartz	162,250(6)	*	—	—
R. Brooks Borcherding	200,000	*	—	—
James W. Pluntze	485,750(8)	1.3%	—	—
Mark Zingale(9)	—	—	—	—
All current executive officers and directors as a group (12 persons)	4,673,465(10)	11.5%	—	—

* Less than 1%.

(1) Based on information provided by Atlantic Investors, LLC ("**Atlantic**") in its Amendment No. 11 to Schedule 13D dated July 12, 2010 filed with the SEC and on information provided by Atlantic to NaviSite. Atlantic is controlled by two managing members, Unicorn Worldwide Holdings Limited ("**Unicorn**") and Madison Technology LLC ("**Madison**"). Unicorn is jointly controlled by its board members, Simon Cooper, Simon McNally and Sarah McKee. Arthur Becker is the managing member of Madison. Messrs. Cooper and McNally and Ms. McKee for Unicorn and Mr. Becker for Madison share voting and investment power over the securities held by Atlantic. Mr. Ruhan holds a 10% equity interest in Unicorn, a managing member of Atlantic. Atlantic has informed us that the 13,841,028 shares of our Common Stock it currently holds are the only shares of our Common Stock currently held by them. Atlantic, in managing its liquidity requirements from time to time, may pledge shares of our Common Stock as collateral to lenders; these arrangements are generally structured to preserve for Atlantic beneficial ownership in the pledged securities.

(2) Consists of shares of Preferred Stock that are currently convertible into shares of our Common Stock on a one-for-one basis. As of the date of this Proxy Statement, no shares of Preferred Stock held by netASPx Holdings, Inc. had been converted into shares of our Common Stock and netASPx Holdings, Inc. will only vote with respect to the 3,913,021 shares of Preferred Stock, but they may be deemed to be the beneficial owner of 3,913,021 shares of our Common Stock. See footnote (3) below for additional information.

(3) netASPx Holdings, Inc. is owned by GTCR Fund VI, LP, GTCR VI Executive Fund, LP and GTCR Associates VI, LP. GTCR Partners VI LP is the General Partner of the three aforementioned funds. The General Partner of GTCR Partners VI, LP, is GTCR Golder Rauner, LLC.

(4) Includes 80,000 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options. Excludes 13,841,028 shares of our Common Stock owned by Atlantic and 426,134 shares of our Common Stock owned by Global Unicorn Worldwide Holdings S.A.R.L., a wholly owned subsidiary of Unicorn, with respect to all of which Mr. Ruhan disclaims beneficial ownership. Mr. Ruhan holds a 10% equity interest in Unicorn, a managing member of Atlantic.

(5) Includes 248,021 shares of our Common Stock owned by Madison and 1,103,125 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options. Mr. Becker disclaims personal pecuniary interest in 60,000 shares of our Common Stock held by Madison for the benefit of his children. Excludes 13,841,028 shares of our Common Stock owned by Atlantic with respect to which Mr. Becker disclaims beneficial ownership. Mr. Becker is the managing member of Madison, a managing member of Atlantic.

(6) Includes 115,000 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options.

(7) Includes 95,000 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options.

(8) Includes 277,500 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options.

(9) Mr. Zingale resigned from NaviSite effective February 5, 2010.

(10) Includes 248,021 shares of our Common Stock owned by Madison and 2,701,874 shares of our Common Stock issuable upon the exercise of Presently Exercisable Options. Excludes 13,841,028 shares of our Common Stock owned by Atlantic with respect to which Messrs. Ruhan and Becker disclaim beneficial ownership, and 426,134 shares of our Common Stock owned by Global Unicorn Worldwide Holdings S.A.R.L. with respect to which Mr. Ruhan disclaims beneficial ownership.

PROPOSAL NO. 1

Election of Directors

Pursuant to NaviSite's Amended and Restated By-Laws (the "**By-Laws**"), all of the directors may be elected at each annual meeting of stockholders and hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation or removal. The By-Laws further provide that the number of directors shall be determined from time to time by resolution of the Board or by the holders of shares representing a majority of the votes entitled to be cast by all stockholders in any annual election of directors.

The Board currently has five members. The current members of the Board are Messrs. Andrew Ruhan, Arthur P. Becker, James Dennedy, Thomas R. Evans and Larry Schwartz.

The Board proposes and recommends that the five nominees named below be re-elected to serve as members of the Board of NaviSite. The persons named as proxies will vote to re-elect the five nominees named below as members of the Board of NaviSite unless the proxy card is marked otherwise. Each nominee is presently serving as a member of the Board, has consented to being named in this Proxy Statement and has indicated his willingness to serve if elected. If for any reason any nominee should become unable or unwilling to serve, the persons named as proxies may vote the proxy for the election of a substitute nominee. The members of the Board have no reason to believe that any nominee will be unable to serve.

Biographical and certain other information concerning NaviSite's nominees for re-election to the Board, each of whom is presently serving as a member of the Board, is set forth below. Information with respect to the number of shares of Common Stock beneficially owned by each director, as of September 30, 2010, appears above in the section entitled "Security Ownership of Certain Beneficial Owners and Management." No director or executive officer is related by blood, marriage or adoption to any other director or executive officer.

Nominees for Election to the Board

Andrew Ruhan, age 48, has served as Chairman of the Board of NaviSite since September 2002. Mr. Ruhan is also a managing director of Bridgehouse Capital, a London-based private equity investment advisory firm. From 2000 to 2003, Mr. Ruhan served as chief executive officer of ClearBlue Technologies, Inc., a managed service provider and a predecessor-in-interest to Atlantic, a holder of approximately 36.5% of the outstanding shares of Common Stock as of the Record Date. As NaviSite's Chairman of the Board, Mr. Ruhan provides strong, visible leadership and steers NaviSite's growth toward profitability and industry leadership. Mr. Ruhan has a strong background in property and telecommunications, with a highly successful history of entrepreneurship and business development in the commercial property sector. In addition, Mr. Ruhan has experience operating and building data centers in Europe.

Arthur P. Becker, age 60, has served as a director of NaviSite since September 2002. From February 2003 until March 1, 2010, Mr. Becker served as NaviSite's President and from February 2003 until August 15, 2010, he served as NaviSite's Chief Executive Officer. From 2000 to 2003, Mr. Becker served as vice chairman and a director of ClearBlue Technologies, Inc., a predecessor-in-interest to Atlantic. Mr. Becker is also a co-founder of Atlantic, a holder of approximately 36.5% of the outstanding shares of Common Stock as of the Record Date. Since 1999, Mr. Becker has been the managing member of Madison, an investment fund that is focused on technology and telecommunications companies. Madison is a managing member of Atlantic. Mr. Becker brings to the Board experience as founder and managing member of several technology and investment companies, including Impower, a London-based provider of technology consulting services to government; Advance Partners, LLC, which provided financial advisory services to Cendent Corporation and Global Switch in the United Kingdom. In addition, Mr. Becker's executive role at NaviSite provides him a deep knowledge of NaviSite and its senior management team and he has been personally involved in the strategy, financing and acquisition activities of NaviSite.

James Dennedy, age 45, has served as a director of NaviSite since January 2003. Since April 2008 Mr. Dennedy has been a principal and chief investment officer of Arcadia Capital Advisors, LLC, a capital management and advisory services company. From September 2007 until April 2008, Mr. Dennedy was managing partner of Hamilton-Madison Group, LLC, a capital management and corporate development company. From November 2004 until August 2007, Mr. Dennedy was the president and chief executive officer of Engyro Corporation, an enterprise systems and network management company. From September 2003 until November 2004, Mr. Dennedy served as a managing partner of Mitchell-Wright, LLC, a technology buy-out and investment company. Mr. Dennedy is also a director of Agilysys, Inc. Mr. Dennedy previously served as a director of I-Manny, Inc. and Entrust, Inc. Mr. Dennedy has more than twenty years of leadership experience in corporate development, corporate finance with public and private companies in the United States and Europe, and strategic direction. Mr. Dennedy also previously served on the board of directors of Abridean, Inc., an enterprise software company providing software provisioning and identity management solutions. Mr. Dennedy's contributions are complemented by his experience serving as an outside director of multiple public companies, including serving on such companies' audit, corporate governance, nominating and compensation committees.

Thomas R. Evans, age 56, has served as a director of NaviSite since October 2003. Since June 2004 Mr. Evans has been the chief executive officer and president of Bankrate, Inc., an Internet-based consumer banking marketplace. Mr. Evans also serves on the board of directors of Bankrate, Inc. From September 2002 to June 2004, Mr. Evans was a private investor and consultant. From August 1999 to August 2002, Mr. Evans served as the chief executive officer and chairman of the board of Official Payments Corp. Mr. Evans is also a director of FutureFuel Corp. Mr. Evans brings to the Board extensive leadership and financial experience through his service in executive leadership roles in global organizations. Mr. Evans' contributions are complemented by his experience serving as an outside director of a public company, including such company's audit and compensation committees.

Larry Schwartz, age 47, has served as a director of NaviSite since May 2003. Since 2004 Mr. Schwartz has been a managing director of The Wenham Group, a private equity investment advisory firm, which he co-founded in 2004. Prior to 2004, Mr. Schwartz was a senior vice president and chief restructuring officer for

Genuity Inc., where Mr. Schwartz also served as a member of Genuity's senior management committee. Prior to joining Genuity, Mr. Schwartz was a partner with Choate Hall & Stewart, where he specialized in mergers, acquisitions, buyouts and venture capital transactions. Mr. Schwartz has served as a director of Global Marine Systems, Ltd., Bridgehouse Marine, Ltd., International Cableships PTE. Ltd. and Green Mountain Logic, Inc. Mr. Schwartz brings to the Board extensive leadership experience, having served in a senior management position at Genuity, prior board experience with other property, plant and equipment-intensive, business-to-business and service companies and legal and corporate governance expertise as a former partner in a leading law firm advising companies in related industries.

The Board recommends a vote FOR the re-election of the above-named nominees as directors of NaviSite.

PROPOSAL NO. 2

Ratification of Selection of Independent Registered Public Accounting Firm

The audit committee of the Board of NaviSite (the "**Audit Committee**") has selected KPMG LLP as NaviSite's independent registered public accounting firm to audit NaviSite's financial statements for the fiscal year ending July 31, 2011. KPMG LLP has audited the financial statements of NaviSite for each fiscal year since NaviSite's inception. If the stockholders do not ratify the selection of KPMG LLP as NaviSite's independent registered public accounting firm, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in NaviSite's and its stockholders' best interests. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

The Board recommends a vote FOR the ratification of the selection of KPMG LLP as NaviSite's independent registered public accounting firm for the fiscal year ending July 31, 2011.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of Members of the Board

The Board has determined that each of Messrs. James Dennedy, Thomas Evans and Larry Schwartz, constituting a majority of the directors of NaviSite, is an "independent director" as defined in the rules of The NASDAQ Stock Market, and none of Messrs. Dennedy, Evans and Schwartz has a material relationship with NaviSite other than by virtue of his service on the Board.

Board and Committee Meetings

The Board held 6 meetings during the fiscal year ended July 31, 2010 ("**fiscal 2010**"). Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the committees on which he served. NaviSite strongly encourages all directors to attend the annual meeting of stockholders. All members of the Board attended the 2009 Annual Meeting of Stockholders.

Board Leadership Structure

Since NaviSite's initial public offering in 1999, the offices of Chairman of the Board and Chief Executive Officer have been separate. Andrew Ruhan has served as Chairman of the Board since 2002. The Board does not have a policy on whether the offices of Chairman and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman should be selected from among the independent directors or should be an employee of the Company. Currently, the Chief Executive Officer is not a member of the Board.

Committees of the Board

The Board has designated two principal standing committees, the Audit Committee and the Governance, Nominating and Compensation Committee (the "**GNC Committee**"). The current members of the Audit Committee and the GNC Committee are identified in the following table:

Name	Audit Committee	GNC Committee
James Dennedy	Chair	X
Thomas R. Evans	X	X
Larry Schwartz	X	Chair

Audit Committee

The Board has a standing Audit Committee established in accordance with Section 3(a)(58)A of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). The Audit Committee assists the Board in fulfilling its responsibilities to stockholders concerning NaviSite's financial reporting and internal controls. The Audit Committee facilitates open communication among the Audit Committee, Board, NaviSite's independent registered public accounting firm and management. The Audit Committee discusses with management and NaviSite's independent registered public accounting firm the financial information developed by NaviSite, NaviSite's systems of internal controls and NaviSite's audit process. The Audit Committee is solely and directly responsible for appointing, evaluating, retaining, and, where necessary, terminating the engagement of NaviSite's independent registered public accounting firm. The independent registered public accounting firm meets with the Audit Committee (both with and without the presence of NaviSite's management) to review and discuss various matters pertaining to the audit, including NaviSite's financial statements, the report of the independent registered public accounting firm on the results, scope and terms of their work, and their recommendations concerning the financial practices, controls, procedures and policies employed by NaviSite.

The Audit Committee pre-approves all audit services to be provided to NaviSite by the principal auditor and all other services (including reviewing, attestation and non-audit services) to be provided to NaviSite by the independent registered public accounting firm.

The Audit Committee is charged with establishing procedures for (i) the receipt, retention and treatment of complaints received by NaviSite regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of NaviSite of concerns regarding questionable accounting or auditing matters. The Audit Committee reviews all related party transactions on an ongoing basis, and all such transactions must be approved by the Audit Committee. The Audit Committee is authorized, without further action by the Board, to engage independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. The Board has adopted a written charter for the Audit Committee, a copy of which is available on NaviSite's website, www.navisite.com.

The Board has determined that all of the members of the Audit Committee are independent (as defined under the rules of The NASDAQ Stock Market), and that the Audit Committee members meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Board has determined that James Dennedy is an "audit committee financial expert" (as defined in Item 407(d)(5) of Regulation S-K). During fiscal 2010, the Audit Committee held 5 meetings.

GNC Committee

The GNC Committee assists the Board in fulfilling its responsibilities relating to (i) compensation of NaviSite's executive officers, (ii) the director nomination process and (iii) reviewing NaviSite's compliance with NASDAQ and SEC corporate governance requirements. The Board has adopted a written charter for the GNC Committee, a copy of which is available on NaviSite's website, www.navisite.com. The Board has determined that all of the members of the GNC Committee are independent (as defined under the rules of The NASDAQ Stock Market). During fiscal 2010, the GNC Committee held 8 meetings.

The GNC Committee determines salaries, incentives and other forms of compensation for the Chief Executive Officer and the executive officers of NaviSite and reviews and makes recommendations to the Board with respect to director compensation. In addition, the GNC Committee administers NaviSite's stock incentive compensation and equity-based plans.

The GNC Committee annually reviews and approves the compensation of all of our executive officers. In its review, the GNC Committee assesses the competitiveness of our executive compensation program by comparing our pay practices with those of other companies whose business and financial condition are similar to that of NaviSite's. In determining individual salaries and bonuses, the GNC Committee considers overall corporate performance, business unit performance, individual performance and an individual's historical salary and bonus levels.

The GNC Committee adopted a written Policy Regarding Compensation of Executive Officers (the "**Compensation Policy**") in 2007. Under the Compensation Policy, the aggregate compensation of our executive officers, including annual base salary, target bonus and long-term incentive compensation, is reviewed by the GNC Committee annually.

In July 2007, the GNC Committee retained DolmatConnell & Partners as an independent advisor reporting to the GNC Committee on executive compensation matters. DolmatConnell & Partners was engaged to complete a competitive analysis of NaviSite's executive compensation program and to provide an update to the executive compensation analysis in the fiscal years ended July 31, 2009 and July 31, 2010. DolmatConnell & Partners provided an executive and Board compensation analysis, developed an appropriate data source for comparative purposes, presented market competitive long-term incentive stock grant practices, reviewed stock ownership guidelines and alternatives to stock granting practices, developed long-term incentive strategies and developed allocation guidelines in fiscal 2009. In fiscal 2010, DolmatConnell & Partners provided an update to the executive compensation analysis, reviewed all of the elements of compensation and provided recommendations to the GNC Committee on each element of compensation. NaviSite has not retained DolmatConnell & Partners to provide any other services to NaviSite.

The GNC Committee makes all determinations affecting the compensation for our executive officers, including our Chief Executive Officer, or CEO. The GNC Committee receives our CEO's recommendations with respect to all components of our executive officers' compensation, other than the CEO's compensation. The GNC Committee expressly retains the right to exercise its discretion in modifying any adjustments or awards recommended by the CEO. In the case of our CEO's compensation, the GNC Committee conducts its own evaluation of his performance and does not request any recommendation from our CEO regarding his compensation. Ultimately, the GNC Committee reserves to itself discretion with respect to all compensation of our executive officers.

The GNC Committee makes recommendations to the Board concerning all facets of the director nominee selection process. Generally, the GNC Committee identifies candidates for director nominees in consultation with management and the independent members of the Board, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the GNC Committee deems to be helpful to identify candidates. Once candidates have been identified, the GNC Committee confirms that the candidates meet the qualifications for director nominees established by the Board. The GNC Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the GNC Committee deems to be helpful in the evaluation process. The GNC Committee meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board. Upon selection of a qualified candidate, the GNC Committee would recommend the candidate for consideration by the full Board.

In considering whether to include any particular candidate in the Board's slate of recommended director nominees, the Board will consider the candidate's integrity, education, business acumen, knowledge of NaviSite's business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Board does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. NaviSite believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The GNC Committee will consider director candidates who are recommended by the stockholders of NaviSite. Such recommendation for nomination must be in writing and include the following:

- the name and address of the stockholder making the recommendation;
- the number of shares of Common Stock that such stockholder owns beneficially and holds of record;
- the name and address of the individual recommended for consideration as a director nominee;
- the principal occupation and experience of the director nominee;
- the total number of shares of Common Stock that the stockholder making the recommendation will vote for the director nominee; and
- a written statement from the stockholder making the recommendation stating whether the director nominee has indicated his or her willingness to serve if elected and why such recommended candidate would be able to fulfill the duties of a director.

Nominations must be sent to by U.S. mail, courier or expedited delivery service to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, Attn: Chairman, GNC Committee. The chairman of the GNC Committee will then provide the nomination to the GNC Committee for consideration. Assuming that the required material has been provided on a timely basis, the GNC Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Diversity

Diversity has always been very important to us. Although we have no formal separate written diversity policy, pursuant to our Policy Governing Director Nominations and Stockholder-Board Communications, diversity is one of the factors used in the assessment of appropriate skills and characteristics of the members of and nominees to the Board.

Our Board's Role in Risk Oversight

Our Board administers its risk oversight function directly and through both its Audit Committee and GNC Committee. The Board and each of these Committees regularly discuss with management our major risk exposures, their potential financial impact on NaviSite, and the steps we take to manage them.

Stockholder Communications with the Board

Stockholders may communicate with the Board by sending written communications to the Board or any individual member of the Board to the following address: Board, c/o Assistant Secretary, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810. The Assistant Secretary will forward all such correspondence accordingly, except for mass mailings, job inquiries, surveys, business solicitations or advertisements, personal grievances, matters as to which NaviSite tends to receive repetitive or duplicative communications, or patently offensive or otherwise inappropriate material.

MANAGEMENT

Officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding the current executive officers of NaviSite.

Name	Age	Position
R. Brooks Borcherding	43	President and Chief Executive Officer
James W. Pluntze	49	Chief Financial Officer and Treasurer
Claudine Bianchi	46	Chief Marketing Officer
Mark Clayman	41	Senior Vice President of Enterprise Sales
Denis Martin	52	Executive Vice President and Chief Technology Officer
Sumeet Sabharwal	37	Senior Vice President of Global Delivery
Rathin Sinha	52	President of America's Job Exchange, Inc., a NaviSite subsidiary

R. Brooks Borcherding has served as our President since March 1, 2010 and as our Chief Executive Officer since August 15, 2010. From April 2009 to March 1, 2010, Mr. Borcherding served as our Senior Vice President of Sales and Chief Revenue Officer of NaviSite. From April 2007 through April 2009, Mr. Borcherding served as the Director of Strategy, Planning and Operations of Cisco Systems, Inc., where he was responsible for strategy, planning, business development and sales operations for its Enterprise East division with a focus on driving revenue. From March 2005 through April 2007, Mr. Borcherding served as a practice leader of unified communications at Cisco Systems, Inc. From August 2004 through March 2005, Mr. Borcherding served as the Global Solutions Director of Avaya Inc., a global leader in business communications.

James W. Pluntze has served as our Chief Financial Officer and Treasurer since January 2007. Mr. Pluntze first joined NaviSite in 2002 as a director and as the Chairman of the Audit Committee. From March 2003 until May 2005, Mr. Pluntze served as our acting Chief Financial Officer of NaviSite and from May 2005 until January 2007, Mr. Pluntze served as our Senior Vice President of Finance.

Claudine Bianchi has served as our Chief Marketing Officer since December 2009, which is when Ms. Bianchi first joined NaviSite. From 2004 to 2009, Ms. Bianchi was Vice President of Marketing at MetaCarta, a pioneer in the burgeoning geo-web space, whose technology allows content to be geographically referenced and searched using a map as a filter, where she worked extensively with brand leaders like National Geographic and helped propel MetaCarta's business in the public sector, publishing and energy markets. MetaCarta was acquired by Nokia. Prior to MetaCarta, from 2000 to 2004, Ms. Bianchi was Vice President of Marketing at eCopy, a leader in document distribution and enterprise content management solutions which was recently acquired by Nuance. While at eCopy, Ms. Bianchi worked closely with Canon USA to build eCopy's brand and leverage eCopy as a differentiator for the Canon Enterprise Sales organization.

Mark Clayman has served as our Senior Vice President of Enterprise Sales since August 2009. Mr. Clayman first joined NaviSite in June 2004 as Vice President of Hosting and Chief Information Officer through the acquisition of Surebridge, Inc. From June 2004 through June 2006, Mr. Clayman served as our Senior Vice President of Hosting Services. From June 1999 through June 2004, Mr. Clayman served as a Vice President and Chief Information Officer of Surebridge, Inc., a leading application outsourcer.

Denis Martin has served as our Executive Vice President and Chief Technology Officer since 2008. Mr. Martin first joined NaviSite in 2002 as our Senior Vice President of Corporate Development. Prior to joining NaviSite, Mr. Martin managed the national hosting and application services organization for Applied Theory, Inc. As a co-founder of Applied Theory, Inc., he was instrumental in the development of the company's managed service offering by combining traditional hosting services with application development, integration and support services.

Sumeet Sabharwal has served as our Senior Vice President of Global Delivery since July 4, 2005. Mr. Sabharwal first joined NaviSite in September 2004 as Vice President of Global Delivery. From November 2003 through September 2004, Mr. Sabharwal was Vice President and Managing Director at

Intrasphere Technologies, a leading consulting firm that provides business-focused services and solutions to life sciences organizations, where he led their global delivery operations.

Rathin Sinha has served as President of America's Job Exchange, Inc., a wholly-owned subsidiary of NaviSite, since September 1, 2009. Mr. Sinha first joined NaviSite in May 2007 as a Senior Vice President and our Chief Marketing Officer. From September 2003 through May 2007, Mr. Sinha was an employee of Monster.com, where he initially served as a Vice President of Business Development and then served as the General Manager of the eCommerce division of Monster.com, where he built and expanded the direct to customer channel.

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning fiscal 2010 and fiscal 2009 compensation of our Named Executive Officers.

In accordance with new SEC disclosure requirements, the amounts in the "Stock Awards" and "Option Awards" columns reflect the grant date fair values of awards made in each such year. The amounts in such columns and the "Total" column for fiscal 2009 have been recalculated to conform to the current requirements and will not match the proxy statements for prior years, which disclosed the value of the equity awards based on accounting expense recognized by the Company during fiscal 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)(2)	Non-Equity Incentive Compensation ($)(3)	All Other Compensation ($)	Total ($)
Arthur P. Becker(4)	2010	350,000	—	167,860	254,625	—	772,485
Former Chief Executive Officer	2009	350,000	—	—	186,900	—	536,900
R. Brooks Borcherding(5)	2010	243,269	—	125,895	200,417	—	569,581
President and Chief Executive Officer							
James W. Pluntze	2010	243,000	—	83,930	105,483	—	432,413
Chief Financial Officer and Treasurer	2009	243,000	—	—	77,143	—	320,143
Mark Zingale(6)	2010	106,154	—	142,540	—	186,245(7)	434,939
Former General Counsel							

(1) The amounts shown in the "Stock Awards" and "Option Awards" columns represent the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, not the actual amounts paid to or realized by the Named Executed Officers during fiscal 2010 and fiscal 2009. FASB ASC Topic 718 fair value amount as of the grant date for stock awards and stock options generally is spread over the number of months of service required for the grant to vest. An explanation of the vesting of restricted stock awards and options awards, as well as the methodology for performance-based restricted stock payouts, is discussed in the footnotes to the "Outstanding Equity Awards at 2010 Fiscal Year End" table below.

(2) The fair value of each stock option award is estimated as of the date of grant using the Black-Scholes valuation model. Additional information regarding the assumptions used to estimate the fair value of all stock options awards is included in Note 15 to Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2010.

(3) Amounts in fiscal 2010 were earned under our FY 2010 Executive Management Bonus Program. See "FY 2010 Executive Management Bonus Program" below for a discussion of such program. Except as described below, payments are generally made in October of each year, after the GNC Committee determines whether the performance objectives for the previous plan year have been achieved. Amounts in fiscal 2009 were earned under our FY 2009 Executive Management Bonus Program.

(4) Mr. Becker resigned as Chief Executive Officer on August 15, 2010.

(5) Mr. Borcherding was promoted to President on March 1, 2010 and to Chief Executive Officer on August 15, 2010. In connection with Mr. Borcherding's promotion to President, the GNC Committee increased his annual base salary from $200,000 to $290,000.

(6) Mr. Zingale began his employment on August 31, 2009 and resigned effective February 5, 2010.

(7) Includes $120,000 of severance payments, $39,112 of earned bonus payments pursuant to his severance agreement described under "Employment Agreements of Named Executive Officers" below, $4,278 for payment of unused vacation upon Mr. Zingale's resignation and $22,855, which amount represents the actual amount realized by Mr. Zingale relating to stock options exercised during fiscal 2010.

FY 2010 Executive Management Bonus Program

On September 17, 2009, the GNC Committee established our FY 2010 Executive Management Bonus Program ("**2010 MBP**"), creating target cash bonuses for fiscal 2010 for the Named Executive Officers and other senior executives of NaviSite.

The award of a cash bonus to any Named Executive Officer or senior executive pursuant to the 2010 MBP was subject to the achievement of certain targets for fiscal 2010, including consolidated revenue, bookings and EBITDA for NaviSite and individual performance objectives. EBITDA, for purposes of this bonus program was defined as earnings before interest, taxes, depreciation and amortization, excluding impairment costs, stock-based compensation, severance, costs related to discontinued operations, and other non-operational charges ("**Adjusted EBITDA**").

The bonus which would be made if the targets were met, for the Named Executive Officers, is set forth below:

Name	Target Bonus
Arthur P. Becker	$262,500
R. Brooks Borcherding	$235,000
James W. Pluntze	$106,920

For Messrs. Becker and Pluntze, there was one financial target upon which the 2010 MBP was based: the achievement of $31,893,000 of Adjusted EBITDA (the "**Target**"), in fiscal 2010. For Mr. Becker, 100% of his bonus target was dependent on meeting the Target. For Mr. Pluntze 75% of his bonus target was based on meeting the Target, and 25% was based on meeting individual business objectives, which were (i) providing support on potential asset sales, (ii) developing and implementing a plan for the migration of certain general and administrative activities to India and (iii) refining the monthly reporting process.

The 2010 MBP was structured so that Messrs. Becker and Pluntze only earned cash bonuses if NaviSite's Adjusted EBITDA was at least 75% of the Target. If NaviSite's Adjusted EBITDA was 75% of the Target, then Messrs. Becker and Pluntze would earn a cash bonus equal to 70% of the portion earned based on meeting the Target, plus the portion earned based on meeting individual business objectives, as applicable. The bonus targets would be earned in full only upon 100% achievement of the Target. Between triggering the earning of the cash bonus at the threshold percentage of 75% and the 100% achievement of the Target, the cash bonus earned would be paid in a linear relationship to the achievement of the Target.

For Mr. Borcherding, the terms of his bonus target were initially set forth in his employment offer letter dated March 27, 2009 and were affirmed by the GNC Committee on September 17, 2009. For the first half of fiscal 2010, 100% of Mr. Borcherding's bonus target, which was set at $325,000, was dependent on achieving new monthly recurring revenue bookings at a rate of $1 million per quarter. Mr. Borcherding received his bonus quarterly but it was measured on a year-to-date basis for the calculation of on-target earnings. Mr. Borcherding received a pro-rated bonus for performance both below and above his target achievement.

In connection with Mr. Borcherding's promotion to President and increase in his base salary on March 1, 2010, the GNC Committee amended his bonus target and financial targets, effective as of January 31, 2010. Therefore, for the second half of fiscal 2010, Mr. Borcherding's bonus target was reduced from $325,000 to $235,000 and 50% of his bonus target was based on meeting the Target and 50% was based on achieving new monthly recurring revenue bookings at a rate of $894,000 for the fiscal third quarter and $946,000 for the fiscal fourth quarter. For Mr. Borcherding, if NaviSite's Adjusted EBITDA was 75% of the Target, he would earn a cash bonus equal to 70% of the portion earned based on meeting the Target. Between triggering the earning of the cash bonus at the threshold percentage of 75% and the 100% achievement of the Target, the cash bonus earned would be paid in a linear relationship to the achievement of the Target. For the portion based on achieving new monthly recurring revenue bookings, Mr. Borcherding continued to receive any bonus earned on such portion quarterly and was eligible to receive a pro-rated bonus for performance both below and above his target achievement.

Mr. Zingale also had a target bonus set under the 2010 MBP but his severance agreement as described in "Employment Agreements of Named Executive Officers" below superseded the 2010 MBP as applicable to him.

Employment Agreements of Named Executive Officers

We do not have agreements with any of the Named Executive Officers which guarantee employment for a set term, and accordingly, all of the Named Executive Officers are employees at will. We have entered into certain separation agreements with our Named Executive Officers, as discussed in "Potential Payments Upon Termination or Change-In-Control" below.

We have entered into an indemnification agreement with each of our Named Executive Officers pursuant to which he will be indemnified by us, subject to certain limitations, for any liabilities incurred by him in connection with his role as an officer of NaviSite.

Arthur P. Becker

We entered into an employment agreement with Arthur P. Becker as of February 21, 2003, pursuant to which he was employed as our chief executive officer and president. His agreement was for a continuous term but could be terminated by either party at any time. The employment agreement set forth Mr. Becker's initial compensation terms. On August 15, 2010, Mr. Becker resigned from NaviSite and entered into a separation agreement with NaviSite on September 21, 2010.

Under the separation agreement, Mr. Becker, in exchange for signing a general release of claims in favor of NaviSite and certain of its affiliates, became entitled to: (i) severance payments totaling $175,000 in equal installments over six months, representing six months of base salary as of the time of his resignation ($350,000); (ii) $254,625, which amount represents unpaid bonus from the 2010 MBP, which is reflected in the "Summary Compensation Table" above as it was earned in fiscal 2010; (iii) $10,788, which amount represents bonus payment equal to his target bonus for NaviSite's current fiscal year, pro-rated to the last date of employment; (iv) COBRA payments for up to six months; (v) assignment of NaviSite's office lease for certain premises located at 654 Madison Avenue, New York, New York (the "**Lease**"); (vi) a payment to landlord under the Lease of $77,216, which amount represents half of the base rent due under such Lease for the period from September 1, 2010 through August 31, 2011; and (vii) an amendment to his stock options and restricted stock grants to provide that, for so long as he remains a member of the Board of NaviSite, the awards shall continue to vest and remain exercisable as if his employment were continuing.

R. Brooks Borcherding and James W. Pluntze

We entered into employment offer letters with each of R. Brooks Borcherding and James W. Pluntze when they commenced their employment with NaviSite. These letters generally set forth initial base salary, target bonus and other compensatory matters, such as initial equity grants.

In connection with Mr. Borcherding's promotion to President on March 1, 2010, the GNC Committee increased his annual salary from $200,000 to $290,000. On September 12, 2010, the GNC Committee increased (i) Mr. Borcherding's base salary to $320,000 in connection with his appointment as Chief Executive Officer and (ii) Mr. Pluntze's base salary to $275,000 in light of new responsibilities he assumed.

Mark Zingale

On February 5, 2010, Mr. Zingale resigned from NaviSite and entered into a separation agreement with NaviSite as of February 5, 2010. Under the separation agreement, Mr. Zingale, in exchange for signing a general release of claims in favor of NaviSite and certain of its affiliates, received: (i) severance payments totaling $120,000 in equal installments over six months, representing six months of base salary at the time of his resignation ($240,000); (ii) bonus payments totaling $39,112; (iii) COBRA payments for up to six months; and (iv) an amendment to his stock option to accelerate the vesting of 25% of such option.

The following table details unexercised options and restricted shares that have not vested for each of the Named Executive Officers as of July 31, 2010.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)(3)
Arthur P. Becker	40,000	—	2.55	7/9/2013	43,880(4)	125,497	92,333	264,072
	60,000	—	2.55	7/10/2013				
	400,000	—	5.41	1/30/2014				
	500,000	—	1.58	3/31/2015				
	103,125	—	1.48	2/17/2016				
	—	100,000	2.48	6/14/2020				
R. Brooks Borcherding	—	75,000	2.48	6/14/2020	112,500(5)	321,750	—	—
James W. Pluntze	40,000	—	2.55	7/9/2013	20,250(6)	57,915	40,000	114,400
	40,000	—	2.55	7/10/2013				
	3,125	—	2.55	1/30/2014				
	16,875	—	2.55	9/20/2014				
	80,000	—	1.58	3/31/2015				
	22,500	—	1.45	2/23/2016				
	75,000	—	4.14	11/27/2016				
	—	50,000	2.48	6/14/2020				
Mark Zingale(7)	—	—	—	—	—	—	—	—

(1) Stock option vesting and becoming exercisable with respect to 25% on the six month anniversary of the date of grant (June 15, 2010) and the remainder in 36 equal monthly installments thereafter.

(2) Based on the fair market value of our Common Stock on July 31, 2010 ($2.86 per share).

(3) Represents potential threshold vesting of performance-based restricted stock, which was awarded on July 22, 2008. The restrictions lapse as follows (i) for the first 1/3 of the shares, 50% vests upon NaviSite exceeding a market capitalization of $182,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite, the remaining 50% of such 1/3 vests on the one year anniversary thereafter, (ii) for the second 1/3 of the shares, 50% vests upon NaviSite exceeding a market capitalization of $232,330,695 for 20 consecutive trading days, and so long as the employee remains employed by NaviSite, the remaining 50% of such 1/3 vests on the one year anniversary thereafter, and (iii) for the final 1/3 of the shares, 50% vests upon NaviSite exceeding a market capitalization of $282,330,695 for 20 consecutive trading days and, so long as the employee remains employed by NaviSite, the remaining 50% of such 1/3 vests on the one year anniversary thereafter. In the event there is a change of control, which results in a market capitalization: (x) exceeding $182,330,695, then 100% of the first 1/3 of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; (y) exceeding $232,330,695, then 100% of the first and second 1/3 of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date, with the remainder of the shares being forfeited; or (z) exceeding $282,330,695, then 100% of all of the shares will vest immediately, so long as the employee remains employed by NaviSite as of such date. The

performance objectives have not been achieved. If the performance objectives are not achieved by the tenth anniversary of the date of grant, any unvested portion of such shares of performance-based restricted stock will immediately forfeit to NaviSite.

(4) Restricted stock award vesting with respect to 43,880 shares on August 21, 2010.

(5) Restricted stock award vesting with respect to approximately 4,166 shares each month beginning on August 13, 2010 and ending on October 13, 2012.

(6) Restricted stock award vesting with respect to 20,250 shares on August 21, 2010.

(7) Mr. Zingale resigned from NaviSite effective February 5, 2010. Per an arrangement with NaviSite, NaviSite accelerated the vesting of 25% of his option to purchase 100,000 shares of our Common Stock; the remaining 75% of such option was forfeited to NaviSite on February 5, 2010. Mr. Zingale exercised his option to purchase 25,000 shares prior to the end of fiscal 2010.

Potential Payments Upon Termination or Change-in-Control

Arthur P. Becker and Mark Zingale

Messrs. Becker and Zingale have each resigned from NaviSite, effective as of August 15, 2010 and February 5, 2010, respectively. Each of Messrs. Becker and Zingale entered into separation agreements with NaviSite upon their resignation, the details of which are described above under "Employment Agreements of Named Executive Officers."

R. Brooks Borcherding and James W. Pluntze

On July 31, 2007, we entered into a Separation Agreement with Mr. Pluntze and on April 13, 2009, we entered into a Separation Agreement with Mr. Borcherding (together, as amended to date, the "**Executive Separation Agreements**"). Each Executive Separation Agreement provides that if Mr. Borcherding's or Mr. Pluntze's employment is terminated by us other than for Cause (as defined below), Disability (as defined below) or death, or by Mr. Borcherding or Mr. Pluntze for Good Reason (as defined below) following a Change of Control (as defined below), then we shall be obligated to pay Mr. Borcherding or Mr. Pluntze: (i) as severance his annual base salary in effect on the date of termination for a period of twelve months for Mr. Borcherding and for a period of six months for Mr. Pluntze; (ii) a lump sum bonus payment equal to his target bonus for the current fiscal year pro rated to the date of termination; (iii) any unpaid bonus from the prior fiscal year; (iv) all legal fees and expenses incurred by Mr. Borcherding or Mr. Pluntze in seeking to obtain or enforce any right provided by the Executive Separation Agreement; and (v) reimbursement for COBRA payments for health and welfare benefits continuation if he elects COBRA coverage for a period of six months. Mr. Borcherding will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the twelve month period following his termination. Mr. Pluntze will not be entitled to the foregoing benefits if an equivalent benefit is received by him from another employer during the six month period following his termination.

The Executive Separation Agreements also provides that following a Change of Control (as defined below) of NaviSite, all options and shares of restricted stock issued to Mr. Borcherding or Mr. Pluntze under our Amended and Restated 2003 Stock Incentive Plan or any other NaviSite stock incentive plan will become exercisable and vested in full on the date of the Change of Control. However, the shares of performance-based restricted stock granted to Mr. Pluntze on July 22, 2008 are not subject to any separation or change of control agreement NaviSite currently has in place with Mr. Pluntze and will not accelerate in accordance with the provisions of any such separation or change of control agreement. The Executive Separation Agreements are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Our obligation to provide the forgoing benefits is subject to the effectiveness of a general waiver and release from Mr. Borcherding or Mr. Pluntze in favor of us, our directors, officers, employees, representatives, agents and affiliates in a form satisfactory to us.

Definitions

"**Cause**" means (i) an intentional act of fraud, embezzlement or theft in connection with the executive officer's duties to NaviSite or in the course of the executive officer's employment with NaviSite, (ii) his willful engaging in gross misconduct which is demonstrably and materially injurious to NaviSite, (iii) his willful and continued failure to perform substantially his duties with NaviSite or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), which such failure is not cured within five (5) days after a written demand for substantial performance is delivered to the executive officer by NaviSite which specifically identifies the manner in which NaviSite believes that the executive officer has not substantially performed his duties. For purposes of this definition, no act or failure to act on the executive officer's part shall be deemed "willful" unless done or omitted to be done by the executive officer not in good faith and without reasonable belief that his action or omission was in the best interest of NaviSite.

"**Change of Control**" means the first to occur of any of the following:

(A) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "**Exchange Act**")) (a "**Person**") of beneficial ownership of any capital stock of NaviSite if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 50% or more of either (x) the then-outstanding shares of Common Stock of NaviSite (the "**Outstanding Company Common Stock**") or (y) the combined voting power of the then-outstanding securities of NaviSite entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); provided, however, that for purposes of this subsection (A), any acquisition directly from NaviSite shall not constitute a Change of Control; or

(B) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of a successor corporation to NaviSite), where the term "Continuing Director" means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of the separation agreement by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(C) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving NaviSite or a sale or other disposition of all or substantially all of the assets of NaviSite (a "**Business Combination**"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of Common Stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns NaviSite or substantially all of NaviSite's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "**Acquiring Corporation**") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by NaviSite or by the Acquiring Corporation) beneficially owns, directly or indirectly, 40% or more of the then-outstanding shares of Common Stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

(D) the liquidation or dissolution of NaviSite.

"**Disability**" shall be deemed to have occurred if, as a result of incapacity due to physical or mental illness, the executive officer shall have been absent from the full time performance of his duties with NaviSite for six (6) consecutive months and, within thirty (30) days after written notice of termination by reason of disability is given to the executive officer, the executive officer shall not have returned to the full time performance of his duties.

"**Good Reason**" means, without the executive officer's express written consent, the occurrence after a Change of Control of NaviSite of any of the following circumstances unless, in the cases of paragraphs (i), (ii), (iii), (iv), (v) or (vi), such circumstances are fully corrected prior to the date of termination specified in the notice of termination given in respect thereof:

(i) any significant diminution in the executive officer's position, duties, responsibilities, power, or office (not solely a change in title) as in effect immediately prior to a Change of Control (unless such changes are required and solely related to the reporting structures of an Acquiring Corporation);

(ii) any reduction, without the executive officer's consent, in his annual base salary as in effect on the date of the separation agreement or as the same may be increased from time to time;

(iii) the failure by NaviSite to (i) continue in effect any material compensation or benefit plan in which the executive officer participates immediately prior to the Change of Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or (ii) continue the executive officer's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the executive officer's participation relative to other participants, as existed at the time the Change of Control;

(iv) the failure by NaviSite to continue to provide the executive officer with benefits substantially similar to those enjoyed by him under any of NaviSite's life insurance, medical, health and accident, or disability plans in which he was participating at the time of the Change of Control, the taking of any action by NaviSite which would directly or indirectly materially reduce any of such benefits, or the failure by NaviSite to provide the executive officer with the number of paid vacation days to which he is entitled on the basis of years of service with NaviSite in accordance with NaviSite's normal vacation policy in effect at the time of the Change of Control;

(v) any requirement by NaviSite or of any person in control of NaviSite that the location at which the executive officer performs his principal duties for NaviSite be changed to a new location that is outside a radius of fifty (50) miles from his principal place of employment at the time of the Change of Control; or

(vi) the failure of NaviSite to obtain a reasonably satisfactory agreement from any successor to assume and agree to perform the separation agreement, as contemplated in the separation agreement;

(vii) In order to establish "Good Reason" for a termination, the executive officer must provide notice to NaviSite of the existence of the condition giving rise to the "Good Reason" within 90 days following the initial existence of the condition, and NaviSite has 30 days following receipt of such notice to remedy such condition.

The following table summarizes compensation paid to our non-employee directors during fiscal 2010.

DIRECTOR COMPENSATION FOR FISCAL 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
James Dennedy(3)	78,500	31,028	109,528
Thomas R. Evans(4)	71,000	31,028	102,028
Andrew Ruhan(5)	51,000	31,028	82,028
Larry Schwartz(6)	83,500	31,028	114,528

(1) The amounts shown in the "Stock Awards" column represent the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, not the actual amounts paid to or realized by the directors during fiscal 2010.

(2) Restricted stock awards vest in equal monthly installments over a period of twelve months from the date of grant (December 15, 2009).

(3) As of July 31, 2010, Mr. Dennedy held 6,566 unvested shares of restricted stock and options (vested) to purchase 115,000 shares of our Common Stock.

(4) As of July 31, 2010, Mr. Evans held 6,566 unvested shares of restricted stock and options (vested) to purchase 95,000 shares of our Common Stock.

(5) As of July 31, 2010, Mr. Ruhan held 6,566 unvested shares of restricted stock and options (vested) to purchase 80,000 shares of our Common Stock.

(6) As of July 31, 2010, Mr. Schwartz held 6,566 unvested shares of restricted stock and options (vested) to purchase 115,000 shares of our Common Stock.

On August 10, 2007, based upon the recommendation of the GNC Committee, the Board adopted the NaviSite, Inc. Amended and Restated Director Compensation Plan (the "**Plan**"). The Plan provides that each independent director and the chairman of the Board shall be paid an annual fee of $36,000. In addition, the Plan provides that the chairman of the GNC Committee and the chairman of the Audit Committee shall each receive an additional annual fee of $15,000. Each member of the GNC Committee and the Audit Committee (other than the chair of each such committee) shall receive an additional annual fee of $7,500, and the chairman of the Board shall receive an additional annual fee of $15,000. All annual fees shall be payable in quarterly installments. The Plan also provides that upon initial election to the Board, each independent director and the chairman of the Board shall receive an initial grant of 31,500 shares of restricted Common Stock. The shares subject to the initial grant shall vest monthly over a period of thirty-six months. Upon re-election to the Board, each independent director and the chairman of the Board shall receive a grant of 15,750 shares of restricted Common Stock. The members of the Audit Committee and the GNC Committee, and the committee chairs, will not receive any additional shares of restricted Common Stock as a result of their membership on such committees or position as a chair of such committee. The shares of restricted Common Stock subject to the annual grant shall vest monthly over a period of twelve months. Upon a change in control of NaviSite, the shares subject to the initial grant and the annual grant shall become fully vested.

During fiscal 2010, Mr. Becker was not paid for his service on the Board. In accordance with the Plan, upon re-election to the Board, each of Messrs. Ruhan (chairman), Evans, Dennedy and Schwartz received a grant of 15,750 shares of restricted Common Stock on December 15, 2009. The shares of restricted stock vest monthly over a period of twelve months. In addition, under the Plan, we paid: (i) Mr. Dennedy $58,500 for his service as an independent director, chairman of the Audit Committee and as a member of the GNC Committee, (ii) Mr. Evans $51,000 for his service as an independent director, a member of the Audit Committee and a member of the GNC Committee, (iii) Mr. Schwartz $58,500 as an independent director, chairman of the GNC Committee and member of the Audit Committee and (iv) and Mr. Ruhan $51,000 as chairman of the Board. Messrs. Schwartz, Dennedy and Evans also served on a special committee in fiscal 2010 in which they evaluated possible transactions for NaviSite. Mr. Schwartz received $25,000 as chairman of this committee in fiscal 2010 and Messrs. Dennedy and Evans each received $20,000 for their service on this committee in fiscal 2010.

Apart from the arrangements discussed above, we do not pay any cash compensation to members of our Board for their services as members of the Board, although directors are reimbursed for their reasonable travel expenses incurred in connection with attending Board and committee meetings. Directors who are also NaviSite officers or employees are eligible to participate in the Amended and Restated 2003 Stock Incentive Plan.

Each member of the Board has entered into an indemnification agreement with us pursuant to which they will be indemnified by us, subject to certain limitations, for any liabilities incurred by them in connection with their role as directors of NaviSite.

ADDITIONAL INFORMATION

Independent Registered Public Accounting Firm Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of our annual consolidated financial statements for fiscal 2010 and 2009, and fees billed for other services rendered by KPMG LLP.

	2010	2009
Audit Fees(1)	$704,800	$686,000
Audit-Related Fees(2)	—	—
Audit and Audit-Related Fees	704,800	686,000
Tax Fees(3)	150,000	78,000
All Other Fees(4)	—	—
Total Fees	$854,800	$764,000

(1) Audit fees consisted principally of fees for the audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements. The audit fee for both fiscal years also includes fees for the review of NaviSite's annual and quarterly reports, and consents included within NaviSite's annual report.

(2) NaviSite did not incur any audit-related fees during fiscal 2010 or fiscal 2009.

(3) Tax fees consisted principally of fees for tax compliance, tax planning and tax advice, including a change of ownership analysis and a NOL study performed in fiscal 2010.

(4) NaviSite did not incur any other fees during fiscal 2010 or fiscal 2009 for products and services provided by KPMG LLP other than those disclosed above.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During fiscal 2010 and fiscal 2009, all services rendered by KPMG LLP to NaviSite were pre-approved by the Audit Committee.

Audit Committee Financial Expert

The Board has determined that James Dennedy is an "audit committee financial expert" (as defined in Item 407(d)(5) of Regulation S-K). Mr. Dennedy is independent as defined in applicable Nasdaq listing standards.

Audit Committee Report

The Audit Committee of the Board has reviewed and discussed NaviSite's audited financial statements for fiscal 2010 with NaviSite's management. The Audit Committee has discussed with KPMG LLP, NaviSite's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence. The Audit Committee also considered whether KPMG LLP's provision of non-audit services to NaviSite is compatible with maintaining KPMG LLP's independence. Based on the review and discussions described above, among other things, the Audit Committee recommended to the Board that the audited financial statements be included in NaviSite's Annual Report on Form 10-K for fiscal 2010.

AUDIT COMMITTEE

James Dennedy, Chairman
Larry Schwartz
Thomas R. Evans

The information contained in the foregoing report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference into any of NaviSite's previous or future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent specifically incorporated by reference into a document filed under the Securities Act or the Exchange Act.

Certain Relationships and Related Transactions

The Audit Committee has the following unwritten policies and procedures for the review and approval of related-party transactions. A "related-party transaction" is a transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding the lesser of $120,000 or one percent of the average of NaviSite's total assets at year end for the last two completed fiscal years in which a "related person" or entity has a direct or indirect material interest). "Related persons" include NaviSite's executive officers, directors, 5% or more beneficial owners of our Common Stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. When a potential related-party transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify it.

The Audit Committee reviews the material facts of any related-party transaction and either approves or disapproves of entering into the transaction. In the course of reviewing the related-party transaction, the Audit Committee considers whether (i) the transaction is fair and reasonable to NaviSite, (ii) under all of the circumstances the transaction is in, or not inconsistent with, NaviSite's best interests, and (iii) the transaction will be on terms no less favorable to NaviSite than it could have obtained in an arms'-length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee. No director may participate in the approval of a transaction for which he or she is a related party.

When a related-party transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to NaviSite.

ClearBlue Technologies (UK) Limited and Global Marine Systems

Beginning April 1, 2004, we entered into an outsourcing agreement with ClearBlue Technologies (UK) Limited ("**ClearBlue**") whereby we provide certain management services as well as manage the day-to-day operations as required by ClearBlue's customers' contracts. We charge ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. In addition, we provide hosting services for Global Marine Systems. During fiscal 2010 and fiscal 2009, we generated revenue of approximately $141,000 and $113,000, respectively, under these arrangements. ClearBlue and Global Marine Systems are controlled by Mr. Ruhan, the chairman of our Board.

Vera Wang

In fiscal 2010 and fiscal 2009, we performed professional and hosting services for Vera Wang, whose chief executive officer and owner is the spouse of Mr. Becker, our former chief executive officer and current Board member. During fiscal 2010 and fiscal 2009, revenue generated from Vera Wang was approximately $162,000 and $233,000, respectively.

Sentrum III Limited and Sentrum Services Limited

On February 4, 2008, one of our subsidiaries, NaviSite Europe Limited, entered into — and we guaranteed — a Lease Agreement (the "**Lease**") for approximately 10,000 square feet of data-center space located in Watford, Hertfordshire, England, with Sentrum III Limited. The Lease has a 7-year term. NaviSite Europe Limited and NaviSite are also parties to a Services Agreement with Sentrum Services Limited for the provision of services within the data center. During fiscal 2010 and fiscal 2009, we paid $2.5 million and $2.4 million, respectively, under these arrangements. Mr. Ruhan, the chairman of our Board has a financial interest in each of Sentrum III Limited and Sentrum Services Limited.

Sentrum IV Limited

In November 2007 NaviSite Europe Limited entered into — and we guaranteed — a lease-option agreement for data-center space in Woking, Surrey, England with Sentrum IV Limited. As part of this lease-option agreement we made a fully refundable deposit of $5 million in order to secure the right to lease the space upon the completion of the building construction. In July 2008 the final lease agreement was completed for approximately 11,000 square feet of data-center space. Subsequent to July 31, 2008, the deposit was returned to us. Mr. Ruhan, the chairman of our Board has a financial interest in Sentrum IV Limited. In September 2009 the parties terminated this arrangement.

The Audit Committee approved or ratified each of the transactions mentioned above.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities (collectively, "**Reporting Persons**") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely upon review of copies of such reports, or other written representations from Reporting Persons, we believe that, during fiscal 2010, all Reporting Persons complied with all applicable requirements of Section 16(a) of the Exchange Act. There are no known failures to file a required Form 3, Form 4 or Form 5.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K (with the consolidated financial statements and all exhibits) for fiscal 2010 filed with the SEC may be accessed from the SEC's website (www.sec.gov) or may be obtained without charge upon written request to NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, Attention: Investor Relations.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of our Proxy Statement, 2010 Annual Report or Notice of Internet Availability of Proxy Materials may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, a separate copy of the Proxy Statement and 2010 Annual Report to any beneficial owner at a shared address to which a single copy of any of those documents was delivered if you write or call us at the following address or telephone number: Investor Relations Department, NaviSite, Inc., 400 Minuteman Road, Andover, Massachusetts 01810, telephone: (978) 682-8300. If you want to receive separate copies of the Proxy Statement, 2010 Annual Report or Notice of Internet Availability of Proxy Materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact NaviSite at the above address and telephone number.

Other Matters

The Board does not know of any other matters which may come before the Annual Meeting. However, if any other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

Stockholder Proposals

Any proposal that a stockholder of NaviSite wishes to be considered for inclusion in our proxy statement, Notice of Internet Availability of Proxy Materials and proxy card for the Company's 2011 Annual Meeting of Stockholders (the "**2011 Annual Meeting**") must be submitted to the Assistant Secretary of NaviSite at our offices, 400 Minuteman Road, Andover, Massachusetts 01810, no later than July 4, 2011. In addition, such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and our By-Laws, as applicable.

If a stockholder of NaviSite wishes to present a proposal or nominate a director before the 2011 Annual Meeting, but does not wish to have the proposal considered for inclusion in the proxy statement, Notice of Internet Availability of Proxy Materials and proxy card, such stockholder must also give written notice to the Assistant Secretary of NaviSite at the address noted above. The Assistant Secretary must receive such notice no earlier than September 4, 2011 and no later than September 19, 2011 (unless the Company's 2011 Annual Meeting is held before November 14, 2011 or after January 13, 2012, in which case different deadlines are established by our By-Laws) and the stockholder must comply with the provisions of our By-Laws.

By order of the Board of Directors,



THOMAS B. ROSEDALE
Assistant Secretary

November 1, 2010